ROGERS COMMUNICATIONS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2006 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars, unless otherwise stated. Please refer to Note 26 to the 2006 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP. This MD&A, which is current as of March 28, 2007, is organized into six sections.

1		2		3		4		5		6
								ACCOUNTING
				CONSOLIDATED				POLICIES AND		ADDITIONAL
CORPORATE		SEGMENT		LIQUIDITY AND		OPERATING		NON-GAAP		FINANCIAL
OVERVIEW		REVIEW		FINANCING		ENVIRONMENT		MEASURES		INFORMATION

3	Our Business	13	Wireless	38	Liquidity and Capital Resources	45	Government Regulation and Regulatory Developments	63	Key Performance Indicators and Non-GAAP Measures	73	Intercompany and Related Party Transactions

3	Our Strategy	22	Cable and Telecom	41	Interest Rate and Foreign Exchange Management	51	Competition in our Businesses	65	Critical Accounting Policies	77	Five-Year Summary of Consolidated Financial Results

4	Acquisitions	35	Media	43	Outstanding Share Data	53	Risks and Uncertainties Affecting our Businesses	67	Critical Accounting Estimates	78	Summary of Seasonality and Quarterly Results

4	Consolidated Financial and Operating Results			43	Dividends and Other Payments on RCI Equity Securities			70	New Accounting Standards	82	Controls and Procedures

11	2007 Financial and Operating Guidance			44	Commitments and Other Contractual			71	Recent Canadian Accounting Pronouncements	83	Supplementary Information: Non-GAAP
					Obligations						Calculations

				45	Off-Balance Sheet Arrangements			72	U.S. GAAP Differences
Rogers Communications 2006 MD&A

In this MD&A, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which were reported in the following segments at December 31, 2006:
•	“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. (“RWCI”) and its subsidiaries, including Rogers Wireless Inc. (“RWI”) and its subsidiaries;

•	“Cable and Telecom”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries. RCI acquired Call-Net Enterprises Inc. (“Call-Net”) on July 1, 2005 and subsequently changed its name to Rogers Telecom Holdings Inc. (“RTHI”). The results of RTHI and RTHI’s operating subsidiaries are consolidated effective as of the July 1, 2005 acquisition date. On January 9, 2006, RCI’s ownership interest in RTHI’s operating subsidiaries was transferred to Rogers Cable Inc. from RTHI. Beginning with the first quarter of 2006, the Cable and Telecom operating unit reports its results in the following segments: Cable and Internet; Rogers Home Phone (voice-over-cable telephony subscribers and residential circuit-switched telephony customers); Rogers Business Solutions (business telephony and data subscribers); and Rogers Retail. Comparative figures have been reclassified to conform to this new segment reporting.

•	“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries including Rogers Broadcasting, which owns Rogers Sportsnet, Radio stations, OMNI television, The Biography Channel Canada, G4TechTV Canada and The Shopping Channel; Rogers Publishing; and Rogers Sports Entertainment, which owns the Toronto Blue Jays and the Rogers Centre. In addition, Media holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales.
“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.
Throughout this MD&A, all percentage changes are calculated using numbers rounded to the decimal to which they appear.
Caution Regarding Forward-Looking Statements, Risks and Assumptions
This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions generally constitute forward-looking statements. These forward-looking statements also include, but are not limited to, guidance relating to revenue, operating profit, property, plant and equipment expenditures, free cash flow, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.
Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or occur after the date of the financial information contained herein.
We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of risk factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, the failure to achieve anticipated results from synergy initiatives, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions.
Rogers Communications 2006 MD&A

We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, see the section of this MD&A entitled “Risks and Uncertainties”.
Additional Information
Additional information relating to us, including our Annual Information Form and discussions of our 2006 interim quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
1. CORPORATE OVERVIEW
Our Business
We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider and the operator of the country’s only Global System for Mobile Communications (“GSM”) based network. Through Cable and Telecom we are one of Canada’s largest providers of cable television, cable telephony and high-speed Internet access, and are also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment.
We are publicly traded on the TSX (RCI.A and RCI.B), and on the NYSE (RG).
We also hold a 50% interest in Inukshuk, a joint venture constructing a pan-Canadian wireless broadband network. We hold other interests including an investment in a pay-per-view movie service, investments in certain specialty and digital television channels which are accounted for by the equity method, and we hold interests in other public and private companies for investment purposes.
For more detailed descriptions of our Wireless, Cable and Telecom, and Media businesses, see the respective segment discussions below.
Our Strategy
Our business objective is to maximize subscribers, revenue, operating profit and return on invested capital by enhancing our position as one of Canada’s leading national diversified communications and media companies. Our strategy is to be the preferred provider of communications, entertainment and information services to Canadians. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, brand and marketing resources across the Rogers group of companies to create value for our customers and shareholders.
We help to identify and facilitate opportunities for Wireless, Cable and Telecom, and Media to create bundled product and service offerings, as well as for the cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses that will enhance operating efficiencies by sharing infrastructure, corporate services and sales distribution channels.
Rogers Communications 2006 MD&A

Acquisitions
Acquisition of Call-Net Enterprises Inc.
On July 1, 2005, we acquired 100% of Call-Net Enterprises Inc. (“Call-Net”), a Canadian integrated telecommunications solutions provider of local, long distance and data services to more than 600,000 homes and businesses across Canada, in a share-for-share transaction announced May 11, 2005. The acquisition brought us an extensive national fibre network with approximately 160 co-locations in major urban areas across Canada and network facilities in the U.S. and United Kingdom.
As consideration for the acquisition, Call-Net shareholders received two Class B Non-Voting shares for each 4.25 shares of Call-Net. Including estimated transaction costs of $4 million, the purchase price of the acquisition was $328 million. This transaction has been accounted for using the purchase method and we began to consolidate Call-Net’s results of operations with our own effective July 1, 2005. Subsequent to the acquisition, we changed the name of Call-Net to Rogers Telecom Holdings Inc.
Refer to “Critical Accounting Estimates – Purchase Price Allocations” and Note 4 to the 2006 Audited Consolidated Financial Statements for more details regarding this transaction and updates to the purchase price allocation in 2006.
Consolidated Financial and Operating Results
See the sections in this MD&A entitled “Critical Accounting Policies”, “Critical Accounting Estimates” and “New Accounting Standards” and also the Notes to the 2006 Audited Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.
We measure the success of our strategies using a number of key performance indicators as outlined in the section “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as alternatives to net income or any other measure of performance under Canadian or U.S. GAAP.
Operating Highlights and Significant Developments in 2006
•	In December 2006, we announced and implemented a two-for-one split of our Class A Voting and Class B Non-Voting shares, with the additional shares distributed to shareholders beginning January 5, 2007.
•	We announced an increase in the annual dividend from $0.075 to $0.16 per Class A Voting and Class B Non-Voting share (on a post-split basis), and modified our dividend distribution policy to now make dividend distributions on a quarterly basis instead of semi-annually.
•	We entered into a multi-year agreement with Maple Leaf Sports and Entertainment (“MLSE”) which had Rogers become a lead sponsor and the preferred supplier of all communications services to the Toronto Maple Leafs, Toronto Raptors and Air Canada Centre.
•	We concluded the final phase of a multi-staged transaction to acquire certain of the competitive local exchange carrier (“CLEC”) assets of Group Telecom/360 Networks (“GT”) from Bell Canada, including approximately 3,400 route kilometres of multi-stranded local and regional fibre; voice and data switching infrastructure; and co-location, point-of-presence and hub sites in Ontario, Quebec, Nova Scotia, New Brunswick and Newfoundland and Labrador.
•	We successfully launched our High-Speed Downlink Packet Access (“HSDPA”) network in the Golden Horseshoe markets of Ontario. This next generation broadband wireless technology, which Wireless continues to deploy across other major markets, is the fastest mobile wireless data service available in Canada.
Rogers Communications 2006 MD&A

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
For the year ended December 31, 2006, Wireless, Cable and Telecom, and Media represented 51.8%, 36.2%, and 13.7% of our consolidated revenue, respectively, offset by corporate items and eliminations of 1.7%. Wireless, Cable and Telecom also represented 68.5%, 31.0%, and 5.3% of our consolidated operating profit, respectively, offset by corporate items and eliminations of 4.8%. For more detailed discussions of Wireless, Cable and Telecom, and Media, refer to the respective segment discussions below. Our financial results include the operations of Call-Net from the July 1, 2005 date of acquisition.
Rogers Communications 2006 MD&A

Summarized Consolidated Financial Results

	Years ended December 31,
(In millions of dollars, except per share amounts)	2006	2005	% Chg

Operating revenue
Wireless (1)	$4,580	$3,860	18.7

Cable and Telecom
Cable and Internet	1,944	1,735	12.0
Rogers Home Phone	355	150	136.7
Rogers Business Solutions	596	284	109.9
Rogers Retail	310	327	(5.2)
Corporate items and eliminations	(4)	(4)	—

	3,201	2,492	28.5
Media	1,210	1,097	10.3
Corporate items and eliminations	(153)	(115)	33.0

Total	8,838	7,334	20.5

Operating expenses, including integration and Rogers Retail store closure expenses
Wireless (1)	2,611	2,523	3.5

Cable and Telecom
Cable and Internet	1,111	1,012	9.8
Rogers Home Phone	345	141	144.7
Rogers Business Solutions	547	264	107.2
Rogers Retail	303	309	(1.9)
Integration costs	9	5	80.0
Corporate items and eliminations	(4)	(4)	—

	2,311	1,727	33.8
Media	1,059	969	9.3
Corporate items and eliminations	(18)	(29)	(37.9)

Total	5,963	5,190	14.9

Operating profit, after integration and Rogers Retail store closure expenses (2)
Wireless	1,969	1,337	47.3

Cable and Telecom
Cable and Internet	833	723	15.2
Rogers Home Phone	10	9	11.1
Rogers Business Solutions	49	20	145.0
Rogers Retail	7	18	(61.1)
Integration costs	(9)	(5)	80.0

	890	765	16.3
Media	151	128	18.0

Corporate items and eliminations	(135)	(86)	57.0

Total	2,875	2,144	34.1

Other income and expense, net (3)	2,253	2,189	2.9

Net income (loss)	$622	$(45)	n/m

Net income (loss) per share (4):
Basic	$0.99	$(0.08)	n/m
Diluted	0.97	(0.08)	n/m

Additions to PP&E (2)
Wireless	$684	$585	16.9

Cable and Telecom
Cable and Internet	492	515	(4.5)
Rogers Home Phone	193	121	59.5
Rogers Business Solutions	98	63	55.6
Rogers Retail	11	15	(26.7)

	794	714	11.2
Media	48	40	20.0
Corporate (5)	186	16	n/m

Total	$1,712	$1,355	26.3

Operating profit margin (2)	32.5%	29.2%

(1)	Certain current and prior year amounts related to Wireless equipment sales and cost of equipment sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. Operating profit includes integration costs and Rogers Retail store closure expenses of $18 million and $66 million for 2006 and 2005, respectively.

(3)	See the “Reconciliation of Operating Profit to Net Income (Loss)” section for details of these amounts.

(4)	Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares in December 2006.

(5)	Corporate additions to PP&E for 2006 include $105 million for RCI’s purchase of real estate in Brampton, Ontario and $28 million in related improvements.

n/m: not meaningful
Rogers Communications 2006 MD&A

Our consolidated revenue was $8,838 million in 2006, an increase of $1,504 million, or 20.5%, from $7,334 million in 2005. Of the increase, Wireless contributed $720 million, Cable and Telecom $709 million, and Media $113 million, offset by an increase in corporate items and eliminations of $38 million.
Our consolidated operating profit was $2,875 million, an increase of $731 million, or 34.1%, from $2,144 million in 2005. Of this increase, Wireless contributed $632 million, Cable and Telecom contributed $125 million, and Media contributed $23 million. Consolidated operating profit as a percentage of operating revenue (“operating profit margin”) increased to 32.5% in 2006 from 29.2% in 2005. On a consolidated basis, we recorded net income of $622 million for the year ended December 31, 2006, as compared to a net loss of $45 million in 2005.
Refer to the respective individual segment discussions for details of the revenue, operating expenses, operating profit and additions to PP&E of Wireless, Cable and Telecom, and Media.
2006 Performance Against Targets
The following table sets forth the guidance ranges for selected full year financial and operating metrics that we provided for 2006, as revised during the year, versus the actual results we achieved for the year. As indicated in the table, we either met or exceeded our operating and financial targets in all categories.

	Original 2006 Guidance			Updates from			2006
(In millions of dollars, except subscribers)	(At February 9, 2006)			Original Guidance			Actual

Revenue
Wireless (network revenue)	$4,125	to	$4,175	$4,125	to	$4,300	$4,313
Cable and Telecom	3,110	to	3,185	3,110	to	3,217	3,201
Media	1,165	to	1,205	1,165	to	1,205	1,210

Operating profit (1)
Wireless (2)	$1,730	to	$1,780	$1,730	to	$1,905	$1,997
Cable and Telecom (3)	825	to	860	825	to	877	899
Media	115	to	120	115	to	130	151

PP&E expenditures (4)
Wireless	$600	to	$650	$600	to	$650	$624
Cable and Telecom	640	to	695	640	to	751	751

Net subscriber additions (000s)
Retail wireless postpaid and prepaid	525	to	575	525	to	575	610
Basic cable	0	to	10	0	to	10	13
Digital households	175	to	225	175	to	225	221
High-speed Internet	125	to	175	125	to	175	155
Residential cable telephony	200	to	250	200	to	300	318

Rogers Telecom integration	$50	to	$65	$50	to	$65	$52

(1)	Before RCI corporate expenses and management fees paid to RCI.

(2)	Excludes operating losses related to the Inukshuk fixed wireless initiative and costs associated with the integration of Fido Solutions Inc. (“Fido”).

(3)	Excludes costs associated with the integration of Call-Net.

(4)	Does not include Corporate, Inukshuk or Media PP&E expenditures or the PP&E expenditures related to the Call-Net integration.
Rogers Communications 2006 MD&A

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to net income (loss) as defined under Canadian GAAP.
Reconciliation of Operating Profit to Net Income (Loss)

	Years ended December 31,
(In millions of dollars)	2006	2005	% Chg

Operating profit (1)	$2,875	$2,144	34.1
Depreciation and amortization	(1,584)	(1,489)	6.4

Operating income	1,291	655	97.1
Interest expense on long-term debt	(620)	(699)	(11.3)
Loss on repayment of long-term debt	(1)	(11)	(90.9)
Foreign exchange gain	2	35	(94.3)
Change in the fair value of derivative instruments	(4)	(25)	(84.0)
Other income	10	2	n/m
Income tax reduction (expense)
Current	5	(11)
Future	(61)	9	n/m

Net income (loss)	$622	$(45)	n/m

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
Depreciation and Amortization Expense
Depreciation and amortization expense was $95 million higher in 2006, compared to 2005. The increase primarily reflects the additional depreciation and amortization recognized on property, plant and equipment (“PP&E”) expenditures and intangible assets arising from acquisitions during 2005.
Operating Income
Operating income was $1,291 million in 2006, an increase of $636 million, or 97.1%, from $655 million in 2005, reflecting growth in Wireless, Cable and Telecom, and Media, partially offset by the increase in depreciation and amortization expense as discussed previously.
Interest Expense on Long-Term Debt
The reduction in interest expense in 2006 compared to 2005 is primarily due to the decrease in debt of more than $750 million, including the impact of cross-currency interest rate exchange agreements. This decrease in debt was largely the result of the repayment at maturity in February 2006 of RCI’s $75 million 10.50% Senior Notes, the repayment in June 2006 of the 10.5% Wireless Senior Secured Notes in the aggregate principal amount outstanding of $160 million, Wireless’ July 2006 repayment of a mortgage in the aggregate principal amount outstanding of $22 million, and aggregate net repayments under our various bank credit facilities of approximately $452 million.
Loss on Repayment of Long-Term Debt
During 2006, we redeemed $26 million (U.S. $22 million) of RCI’s (via RTHI, formerly Call-Net Enterprises Inc.) 10.625% Senior Secured Notes due 2008, resulting in a loss on repayment of long-term debt of $1 million. In 2005, we
Rogers Communications 2006 MD&A

redeemed U.S. $114 million of Cable and Telecom’s 11% Senior Subordinated Guaranteed Debentures due 2015 and $238 million of the 10.625% Senior Secured Notes due 2008. These redemptions resulted in a loss on repayment of long-term debt of $11 million in the year ended December 31, 2005, including the write-off of the related deferred financing costs and deferred transitional loss.
Foreign Exchange Gain
The foreign exchange gain of $2 million in 2006 arose primarily from the strengthening of the Canadian dollar during 2006 from $1.1659 at December 31, 2005 to $1.1653 at December 31, 2006, favourably affecting the translation of the unhedged portion of our U.S. dollar-denominated debt. In the year ended December 31, 2005, a foreign exchange gain of $35 million arose, given a 3.77 cent increase in the Canadian dollar relative to the U.S. dollar.
Change in Fair Value of Derivative Instruments
The changes in fair value of the derivative instruments were primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar, as described above, and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.
Other Income
Other income of $10 million in 2006 and $2 million in 2005 was primarily associated with investment income received from certain of our investments, net of write-downs required to reflect other than temporary declines in the values of certain investments.
Income Tax Expense
Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax (“LCT”). Due to the elimination of this tax during 2006, no amount has been expensed in respect of LCT in 2006. The recovery of $5 million recorded in 2006 relates primarily to the reduction of certain amounts previously accrued for income tax.
We recorded net future income tax expense in 2006 of $61 million. Future income tax expense resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had previously been recognized, net of a reduction of the valuation allowance for future income tax assets. Based on management’s assessment of the expected realization of future income tax assets during 2006, we reduced the valuation allowance recorded against certain future income tax assets by $468 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $300 million of the reduction in the valuation allowance related to future income tax assets arising from acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill in the amount of $209 million and a reduction of other intangible assets in the amount of $91 million.
Net Income (Loss) and Earnings (Loss) per Share
We recorded net income of $622 million in 2006, or basic earnings per share of $0.99 (diluted - $0.97), compared to a net loss of $45 million or a basic and diluted loss per share of $0.08 in 2005. This increase in net income was primarily due to the growth in operating profit as discussed above, as well as the decrease in interest on long-term debt.
Rogers Communications 2006 MD&A

Employees
Employee remuneration represents a material portion of our expenses. At December 31, 2006, we had approximately 22,500 full-time equivalent employees (“FTEs”) across all of our operating groups, including our shared services organization and corporate office, representing an increase of approximately 1,500 from the level at December 31, 2005. The increase is primarily due to an increase in our shared services, partially offset by reductions associated with the integration of Call-Net during the year. Total remuneration paid to employees (both full and part-time) in 2006 was approximately $1,462 million, an increase of $241 million from $1,221 million in 2005.
Basis of Pro Forma Information
Certain financial and operating data information and tables in this MD&A has been prepared on a pro forma basis as if the acquisition of Call-Net had occurred on January 1, 2004. Such information is based on our historical financial statements, the historical financial statements of Call-Net and the accounting for this business combination.
Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the acquisition of Call-Net had occurred on January 1, 2004, nor does it purport to project the results of operations for any future period.
This pro forma information reflects, among other things, adjustments to Call-Net’s historically reported financial information to conform to our accounting policies and the impacts of purchase accounting. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2006 Audited Consolidated Financial Statements and Notes thereto.
Rogers Communications 2006 MD&A

2007 Financial and Operating Guidance
The following table outlines our financial and operational guidance for the full year 2007. This information is forward-looking and should be read in conjunction with the section above entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions.”
2007 Full Year Guidance Ranges

				2006
(In millions of dollars, except subscribers)	2007 Range			Actual
Consolidated
Revenue	$9,700	to	$10,000	$8,838
Operating profit (1)	3,250	to	3,400	2,887
PP&E expenditures (1)	1,625	to	1,750	1,669
Free cash flow (2)	800	to	1,000	543

Revenue
Wireless (network revenue)	$4,900	to	$5,000	$4,313
Cable and Telecom (A)	3,615	to	3,700	3,201
Media (B)	1,275	to	1,325	1,210

Operating profit (3)
Wireless (4)	$2,250	to	$2,350	$1,997
Cable and Telecom (A) (1)	935	to	975	899
Media (B)	150	to	160	151

PP&E expenditures
Wireless (C)(5)	$675	to	$725	$624
Cable and Telecom (A)(1)(6)	815	to	880	751
Media (7)	85	to	95	48

Net subscriber additions (000s)
Retail wireless postpaid and prepaid (8)	500	to	600	610
Residential cable revenue generating units (RGUs) (9)	625	to	725	666
Rogers Communications 2006 MD&A

(A) Supplementary Cable and Telecom detail:

				2006
(In millions of dollars)	2007 Range			Actual
Revenue
Cable, Internet and Home Phone	$2,570	to	$2,600	$2,299
Rogers Business Solutions	560	to	600	596
Rogers Retail	485	to	500	310

Operating profit (1)
Cable, Internet and Home Phone	$925	to	$950	$843
Rogers Business Solutions	5	to	15	49
Rogers Retail	5	to	10	7

PP&E expenditures (1)
Cable, Internet and Home Phone	$665	to	$700	$657
Rogers Business Solutions (6)	125	to	150	83
Rogers Retail	25	to	30	11
(B) Supplementary Media detail:

				2006
(In millions of dollars)	2007 Range			Actual
Revenue
Core Media	$1,095	to	$1,135	$1,034
Sports Entertainment	180	to	190	176

Operating profit
Core Media	$175	to	$190	$167
Sports Entertainment	(25)	to	(30)	(16)
(C) Supplementary Wireless PP&E expenditures detail:

				2006
(In millions of dollars)	2007 Range			Actual
Wireless (excluding HSDPA) (5)	$425	to	$450	$360
HSDPA	250	to	275	264

(1)	Excludes integration related expenditures.

(2)	Free cash flow is defined as operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.

(3)	Before management fees paid to RCI in 2006.

(4)	Excludes operating losses related to the Inukshuk fixed wireless initiative estimated to be $35 million in 2007.

(5)	Excludes PP&E expenditures related to Inukshuk of approximately $25 million in 2007.

(6)	Rogers Business Solutions PP&E excludes integration costs estimated to be $25 million to $30 million in 2007.

(7)	The increase in Media PP&E primarily reflects the relocation and construction of new studio facilities for Rogers SportsNet.

(8)	Wireless subscriber net additions exclude any potential subscriber adjustments associated with the planned TDMA/analog network turndown.

(9)	Residential cable RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and circuit-switched telephony subscribers. Includes approximately 75,000 migrations from the circuit-switched telephony platform to the cable telephony platform.
The 2007 guidance ranges for Wireless, Cable and Telecom, and Media reflect the impact of the following intercompany changes and transactions, which have no impact on consolidated results.
(i)    Effective January 2007, the Rogers Video segment of Cable and Telecom acquired the approximately 170 Wireless-owned retail locations with a carrying value of approximately $20 million, for cash consideration of $73 million, which represented fair value. This segment, now known as Rogers Retail, will provide customers with a single direct retail channel featuring all of our wireless and cable products and services. The combined operations will continue to be a segment of Cable and Telecom. In 2007, this will have the impact of increasing revenue and expenses of Rogers Retail by approximately $175 million, with no impact on operating profit.
(ii)   In late December 2006, Wireless transferred the Rogers Campus (land and buildings) at fair market value to RCI. The Rogers Campus is comprised of the properties at 333 Bloor Street East and One Mount Pleasant Road in Toronto, Ontario. In early January 2007, Wireless, Cable and Telecom, and Media transferred certain other land and buildings
Rogers Communications 2006 MD&A

at fair market value to RCI. As a result of these transfers, it is expected that net rent expense for each of Wireless, Cable and Telecom, and Media will increase in 2007 by approximately $16 million, $6 million, and $3 million, respectively.
(iii)  Effective December 31, 2006, we terminated the management fee arrangements which had previously been in place between RCI and each of Wireless, Cable and Telecom, and Media. Management fees will no longer be paid by Wireless, Cable and Telecom, or Media to RCI. Such fees paid by the three segments to RCI totalled approximately $93 million in 2006.
2. SEGMENT REVIEW
WIRELESS
Wireless Business
Wireless is the largest Canadian wireless communications service provider, serving approximately 6.8 million retail voice and data subscribers at December 31, 2006 representing approximately 37% of Canadian wireless subscribers. Wireless operates a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology. Wireless is Canada’s only carrier operating on the world standard GSM technology platform. The GSM network provides coverage to approximately 94% of Canada’s population. Wireless is also in the process of deploying a next generation wireless data technology called UMTS/HSDPA (“Universal Mobile Telephone System /High Speed Downlink Packet Access”) across most of the major markets in Canada and have recently launched the service in parts of Ontario. Subscribers to its wireless services have access to these services across the U.S. through roaming agreements with various wireless operators. Its subscribers also have access to wireless voice service internationally in 189 countries and wireless data service internationally in 99 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.
Wireless Products and Services
Wireless offers wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission, mobile video, music downloading, and two-way Short Messaging Service (“SMS”).
Wireless Distribution Network
Wireless markets its products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 11,500 dealer and retail locations across Canada (excluding the 297 Rogers Retail locations, which is a segment of Cable and Telecom), which includes approximately 2,500 locations selling subscriptions to service plans, handsets and prepaid cards and approximately 9,000 additional locations selling prepaid cards. Wireless’ nationwide distribution network includes an independent dealer network, Rogers Wireless and Fido stores which, effective January 2007, are managed by Rogers Retail, major retail chains, and convenience stores. Wireless also offers many of its products and services through a retail agreement with Rogers Retail, and on its Rogers Wireless and Fido e-business websites.
Wireless Networks
Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area, much of which is interconnected by its own fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of its networks enables subscribers to make and receive calls and to activate network features anywhere in Wireless’ coverage area and in the coverage area of roaming partners as easily as if they were in their home area.
Rogers Communications 2006 MD&A

Wireless operates a digital wireless GSM network in the 1900 megahertz (“MHz”) and 850 MHz frequency bands across its national footprint, which was initially deployed in 2002. The GSM network, which operates seamlessly between the two frequencies, provides high-speed integrated voice and packet data transmission service capabilities and utilizes GPRS and EDGE technologies for wireless data transmission. In December 2005, Wireless initiated testing of UMTS/HSDPA third generation (“3G”) wireless technology and is now in the process of deploying this technology across its major markets and has recently launched the service in parts of Ontario. UMTS/HSDPA is the next phase of the evolution of the GSM/EDGE platform delivering high mobility, high bandwidth wireless access for voice and data services, as discussed in the “Wireless Additions to PP&E” section.
Fido’s wireless network was also a GSM-based network operating on the 1900 MHz frequency band. During 2005, Wireless completed the process of integrating the Rogers Wireless and Fido GSM/GPRS networks. This network integration enabled Wireless to increase the density and quality of its wireless coverage while also reducing costs through the elimination of redundant cell sites and other network facilities.
Including the acquired Fido spectrum, Wireless holds 25 MHz of contiguous spectrum across Canada in the 850 frequency range and 60 MHz in the 1900 frequency range across the country with the exception of Southwestern Ontario, Northern Quebec, and the Yukon, Northwest and Nunavut territories where Wireless holds 50 MHz in the 1900 frequency range.
Wireless also holds certain broadband fixed wireless spectrum in the 2300 MHz, 2500 MHz and 3500 MHz frequency ranges. In September 2005, Wireless, together with Bell Canada, announced the formation of an equally-owned joint venture called Inukshuk to construct a pan-Canadian wireless broadband network that will be based on the evolving World Interoperability for Microwave Access (“WiMAX”) standards. Both companies have contributed fixed wireless spectrum holdings to the joint venture, along with access to their respective cellular towers and network backhaul facilities. The fixed wireless network acts as a wholesale provider of capacity to each of the joint venture partners who in turn market, sell, support and bill for their respective service offerings over the network.
Wireless Strategy
Wireless’ goal is to drive profitable subscriber and revenue growth within the Canadian wireless communications industry, and its strategy is designed to maximize cash flow and return on invested capital. The key elements of its strategy are as follows:
•	Enhancing its scale and competitive position in the Canadian wireless communications market;
▪	Focusing on voice and data services that are attractive to youth, families, and small and medium-sized businesses to optimize its customer mix;
▪	Delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;
▪	Increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, caller line ID, text messaging and wireless Internet;
▪	Enhancing sales distribution channels to increase focus on targeted customer segments;
▪	Maintaining the most technologically advanced, high quality and pervasive wireless network possible; and
▪	Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling, joint sales distribution initiatives, and infrastructure sharing initiatives.
Rogers Communications 2006 MD&A

Recent Wireless Industry Trends
Focus on Customer Retention
The wireless communications industry’s current market penetration in Canada is approximately 57% of the population, compared to approximately 75% in the U.S. and approximately 115% in the United Kingdom, and Wireless expects the Canadian wireless industry to continue to grow by approximately 4 to 5 percentage points of penetration each year. This deeper penetration drives a need for increased focus on customer satisfaction, the promotion of new data and voice services and features and customer retention. As discussed below, the Canadian Radio-television and Telecommunications Commission (“CRTC”) is implementing Wireless Number Portability (“WNP”) which will result in customer satisfaction and retention becoming even more critical over time.
Demand for Sophisticated Data Applications
The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as handsets and other hand-held devices, to develop more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos, music, and streaming video clips, mobile television, and other functions. Wireless believes that the introduction of such new applications will drive the growth for data transmission services. As a result, wireless providers will likely continue to upgrade their wireless networks to be able to offer the data transmission capabilities required by these new applications.
Migration to Next Generation Wireless Technology
The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data broadband wireless networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capabilities. These networks support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, including desktop, client and server-based applications which can be accessed on a local, national or international basis.
Development of Additional Technologies
The development of wireless, Internet Protocol (“IP”)-based technologies and the development of IP-based applications used by consumers may accelerate the widespread adoption of 3G digital voice and data networks. Two key wireless broadband technologies are developing in addition to 3G, namely WiFi and WiMAX.
WiFi (the IEEE 802.11 industry standard) allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a wireless access point. These access points utilize unlicenced spectrum and the wireless connection is only effective within a local area radius of approximately 50-100 metres of the access point, and at theoretical shared network/user speeds of up to 200 megabits per second. As the technology is primarily designed for in-building wireless access, large numbers of access points must be deployed to cover the selected local geographic area, and must also be interconnected with a broadband network to supply the connectivity to the Internet. Future enhancements to the range of WiFi service and the networking of WiFi access points may provide additional opportunities for wireless operators or municipal WiFi network operators, each providing capacity and coverage under the appropriate circumstances.
WiMAX, based on the IEEE 802.16 standard, is a technology that is being developed to enable broadband speeds over wide area wireless networks at a cost point to enable mass market adoption. By contrast with WiFi, WiMAX is a cellular-like technology that operates in defined, licenced frequency bands and is thereby not hampered by interference from other applications and services using the same frequencies. The technology is designed to operate everywhere from inside a individual building to tens of kilometres in range and, depending upon the amount of spectrum allocated and available,
Rogers Communications 2006 MD&A

can provide shared or dedicated access to hundreds of megabits of capacity. There are two main applications of WiMAX today: fixed WiMAX applications are point-to-multipoint enabling broadband access to homes and businesses, whereas mobile WiMAX offers the full mobility of cellular networks at broadband speeds. Both fixed and mobile applications of WiMAX are engineered to help deliver ubiquitous, high-throughput wide area broadband wireless services at a low cost.
Acquisition of Fido and Privatization of Wireless
Wireless’ acquisition of Fido was successfully completed effective November 9, 2004 and made it the largest wireless operator in Canada and the only Canadian wireless provider operating on the world standard GSM wireless technology platform. Refer to Note 4 to the 2006 Audited Consolidated Financial Statements for more details regarding this transaction.
On December 31, 2004, we successfully completed an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of RWCI, with the consideration being 3.5 RCI Class B Non-Voting shares for each RWCI Class B share held, and RWCI became a wholly owned subsidiary of RCI.
Wireless Operating and Financial Results
For purposes of this discussion, revenue has been classified according to the following categories:
•	Network revenue, which includes revenue derived from:
•	postpaid (voice and data), which consists of revenues generated principally from monthly fees, airtime and long- distance charges, optional service charges, system access fees and roaming charges;

•	prepaid, which consists of revenues generated principally from the advance sale of airtime, usage and long- distance charges; and

•	one-way messaging, which consists of revenues generated from monthly fees and usage charges.
•	Equipment sales which consist of revenue generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by Wireless’ customer service groups, websites and telesales, net of subsidies.
Operating expenses are segregated into the following categories for assessing business performance:
•	Cost of equipment sales, representing costs related to equipment revenue;

•	Sales and marketing expenses, consisting of costs to acquire new subscribers such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities;

•	Operating, general and administrative expenses, consisting primarily of network operating expenses, customer care expenses, retention costs, including residual commissions paid to distribution channels, Industry Canada licencing fees associated with spectrum utilization, inter-carrier payments to roaming partners and long distance carriers, CRTC contribution levy and all other expenses incurred to operate the business on a day-to-day basis; and
•	Integration expenses, relating to the integration of Fido operations, including certain severance costs, consulting, certain costs of conversion of billing and other systems.
Rogers Communications 2006 MD&A

Reclassification of Wireless Equipment Sales and Cost of Sales
During 2006, Wireless determined that certain equipment subsidies paid to third party distributors with respect to handset upgrade activities were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. Wireless determined these subsidies should be reflected as a reduction of equipment revenue and have reclassified current and prior year figures to reflect this accounting. This resulted in a $206 million reduction in both equipment revenue and cost of equipment sales in the year ended December 31, 2006 and reductions of $147 million, $94 million, $56 million and $48 million for the years ended December 31, 2005, 2004, 2003 and 2002, respectively. There was no change to previously reported net income (loss) or operating income as a result of this reclassification. Also, there is no impact on reported cash flow, the balance sheet, or any Wireless key performance indicators, including network revenue, ARPU, cost of acquisition, average monthly operating expense per user or operating profit margin as a percentage of network revenue. Included in the supplemental information section is a schedule which presents reclassified results for each quarter of 2005 and 2006 conformed to the current presentation. Reclassified annual results for the last five years are also included in the supplemental information section.
Rogers Communications 2006 MD&A

Summarized Wireless Financial Results

	Years ended December 31,
(In millions of dollars, except margin)	2006	2005	% Chg

Operating revenue
Postpaid	$4,084	$3,384	20.7
Prepaid	214	210	1.9
One-way messaging	15	20	(25.0)

Network revenue	4,313	3,614	19.3
Equipment sales (1)	267	246	8.5

Total operating revenue	4,580	3,860	18.7

Operating expenses
Cost of equipment sales (1)	628	625	0.5
Sales and marketing expenses	604	604	—
Operating, general and administrative expenses	1,376	1,240	11.0
Integration expenses (2)	3	54	(94.4)

Total operating expenses	2,611	2,523	3.5

Operating profit (3)(4)	$1,969	$1,337	47.3

Operating profit margin as % of network revenue (4)	45.7%	37.0%

Additions to property, plant and equipment (“PP&E”) (4)	$684	$585	16.9

(1)	Certain current and prior year amounts related to equipment sales and cost of equipment sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section.

(2)	Expenses incurred relate to the integration of the operations of Fido.

(3)	Operating profit includes a loss of $25 million and $5 million for the years ended December 31, 2006 and December 31, 2005, respectively, related to the Inukshuk fixed wireless initiative.

(4)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
Wireless Operating Highlights for the Year Ended December 31, 2006
•	Operating revenue increased by 18.7% to $4,580 million in 2006 from $3,860 million in 2005.
•	Strong subscriber growth continued in 2006, with net postpaid additions of 580,100 and net prepaid additions of 30,200.
•	Postpaid subscriber monthly churn was 1.32%, the lowest in Wireless’ history, compared to 1.61% in 2005.
•	Postpaid monthly ARPU (average revenue per user) increased 5.8% from 2005 to $67.27, aided by strong increases in wireless data revenue.
•	Revenues from wireless data services grew approximately 54.5% year-over-year to $459 million in 2006 from $297 million in 2005, and represented approximately 10.6% of network revenue compared to 8.2% in 2005.
•	Operating profit grew 47.3% year-over-year.
•	The Fido integration was essentially completed entering 2006, with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.
•	Wireless successfully launched its HSDPA network in the Golden Horseshoe markets of Ontario. This next generation broadband wireless technology, which Wireless continues to deploy across other major markets, is the fastest mobile wireless data service available in Canada.
Rogers Communications 2006 MD&A

Summarized Wireless Subscriber Results

	Years ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2006	2005	Chg	% Chg

Postpaid
Gross additions (1)	1,375.2	1,453.5	(78.3)	(5.4)
Net additions (1)	580.1	603.1	(23.0)	(3.8)
Total postpaid retail subscribers (1)	5,398.3	4,818.2	580.1	12.0
Average monthly revenue per user (“ARPU”)(2)	$67.27	$63.56	$3.71	5.8
Average monthly usage (minutes)	545	503	42	8.3
Monthly churn	1.32%	1.61%	(0.29%)	(18.0)
Prepaid
Gross additions	615.4	576.5	38.9	6.7
Net additions (3)	30.2	15.7	14.5	92.4
Total prepaid retail subscribers	1,380.0	1,349.8	30.2	2.2
ARPU(2)	$13.49	$13.20	$0.29	2.2
Monthly churn(3)	3.70%	3.54%	0.16%	4.5

(1)	Total postpaid retail subscribers include approximately 31,000 subscribers acquired as part of the purchase of Call-Net Enterprises Inc. on July 1, 2005. These subscribers are not included in gross or net additions for the year ended December 31, 2005.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

(3)	Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 and reducing prepaid churn by 0.10% in the year ended December 31, 2005. There was no impact on the year ended December 31, 2006.
Wireless Network Revenue
Network revenue of $4,313 million accounted for 94.2% of Wireless’ total revenues in 2006, and increased 19.3% from 2005. This increase was driven by strong subscriber growth, improved ARPU and higher data revenues.
Net additions of postpaid voice and data subscribers were 580,100 for 2006, compared to 603,100 in 2005. Prepaid subscriber net additions were 30,200 for 2006, compared to 15,700 in 2005. Postpaid voice and data ARPU was $67.27 for the year ended 2006, a 5.8% increase compared to 2005. ARPU has continued to benefit from higher data, long distance and roaming revenues and an increase in the penetration of optional services such as voicemail and caller ID. As Canada’s only GSM-based provider, Wireless expects to continue to experience increases in outbound roaming revenues from Wireless’ subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from travellers to Canada who utilize Wireless’ network.
Data revenue grew by 54.5% year-over-year, to $459 million for the year ended December 31, 2006. Data revenue represented approximately 10.6% of total network revenue in the year ended 2006, compared to 8.2% in 2005, reflecting the continued rapid growth of BlackBerry, wireless messaging, mobile Internet access, downloadable ring tones, music, games, and other wireless data services and applications.
Prepaid ARPU was $13.49 for the year ended 2006, an increase of 2.2% compared to 2005.
Monthly postpaid voice and data subscriber churn decreased to 1.32% in the year ended December 31, 2006, from 1.61% in the corresponding period of 2005, as a result of the continued trend toward multi-year service contracts and Wireless’ proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.
Rogers Communications 2006 MD&A

Monthly prepaid churn increased modestly to 3.70% for the year ended December 31, 2006 from 3.54% in the corresponding period of 2005.
Equipment Sales
Revenue from equipment sales for the year ended December 31, 2006, including activation fees and net of equipment subsidies, was $267 million, up 8.5% from the corresponding period in 2005. The year-over-year increase reflects the higher volume of handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.
Wireless Operating Expenses

	Years ended December 31,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg

Operating expenses
Cost of equipment sales (1)	$628	$625	0.5
Sales and marketing expenses	604	604	—
Operating, general and administrative expenses	1,376	1,240	11.0
Integration expenses (2)	3	54	(94.4)

Total operating expenses	$2,611	$2,523	3.5

Average monthly operating expense per subscriber before sales and marketing expenses (3)	$19.69	$20.78	(5.2)

Sales and marketing costs per gross subscriber addition (3)	$399	$388	2.8

(1)	Certain current and prior year amounts related to equipment sales and cost of equipment sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section.

(2)	Expenses incurred related to the integration of the operations of Fido.

(3)	Includes integration expenses for respective periods. As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.
Cost of equipment sales increased by $3 million for the year ended 2006 compared to 2005. The increase reflects the growing volume of handset upgrades associated with subscriber retention programs combined with generally higher price points of more sophisticated handsets and devices.
Sales and marketing expenses of $604 million in 2006 were similar in amount to 2005. Wireless’ marketing efforts during 2006 included targeted programs to acquire high value customers on longer term contracts, including several successful handset campaigns, resulting in increases in the sales and marketing costs per gross addition. Operating, general and administrative expenses increased by $136 million for the year ended 2006, compared to the corresponding period of 2005. The increase is a result of increases in retention spending and growth in network operating expenses to accommodate the growth in Wireless’ subscriber base and usage. These increased costs were partially offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.
Total retention spending (including subsidies on handset upgrades) was $321 million for the year ended 2006, compared to $288 million in the corresponding period in 2005. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and WNP becomes available in March 2007 as mandated by the CRTC.
Rogers Communications 2006 MD&A

Wireless incurred $3 million during the year for integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. See the section below entitled “Fido Integration” for more details on integration costs incurred.
The 5.2% year-over-year decrease in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, primarily reflects operating and scale efficiencies across various functions.
Wireless Operating Profit
Operating profit grew by $632 million, or 47.3%, to $1,969 million in the year ended December 31, 2006 from $1,337 million in the corresponding period of 2005, due to the strong network revenue growth of 19.3% which exceeded the growth in operating expenses of 3.5%.
Additions to Wireless PP&E

	Years ended December 31,
(In millions of dollars)	2006	2005	% Chg

Network — capacity	$159	$286	(44.4)
Network — other	89	117	(23.9)
HSDPA	264	—	n/m
Inukshuk	60	—	n/m
Information technology and other	112	90	24.4
Integration of Fido	—	92	n/m

Total Wireless to PP&E	$684	$585	16.9

The $684 million of additions to PP&E for the year ended December 31, 2006 reflect spending on Wireless’ UMTS/HSDPA deployment as well as GSM/GPRS network capacity and quality enhancements. There were no additions to PP&E in the year ended December 31, 2006 related to the Fido integration as the integration has been completed.
On February 9, 2006, Wireless announced that it intended to begin deploying a 3G network based upon the UMTS/HSDPA standard which provides data speeds that are superior to those offered by other 3G wireless technologies and which enable us to add incremental voice and data capacity at significantly lower costs. UMTS/HSDPA is the next generation technology evolution for the global standard GSM platform which provides broadband wireless data speeds. Since UMTS/HSDPA technology is fully backwards compatible with GSM, subscribers with UMTS/HSDPA enabled devices are able to receive voice and data services everywhere that Wireless offers wireless service across Canada, as well as when roaming in other countries around the world where GSM/GPRS service is available and Wireless has roaming agreements in place.
The $585 million of additions to PP&E for the year ended December 31, 2005 reflect spending on network capacity and quality enhancements. Network-related additions to PP&E in the year ended 2005 primarily reflect capacity expansion of the GSM network and transmission. The remaining network-related additions to PP&E relate primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment. Additions to PP&E in the year ended December 31, 2005 also include $92 million of expenditures related to the Fido integration.
Rogers Communications 2006 MD&A

Fido Integration
The integration of Fido was substantially completed during the year ended December 31, 2005 and was finalized during 2006. Prior to completion of the Fido acquisition, Wireless developed a plan to restructure and integrate the operations of Fido and $129 million was originally accrued as a liability assumed on acquisition in the allocation of the purchase price as at December 31, 2004. This liability included severance and other employee-related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. During 2005, management revised the restructuring and integration plan for finalization of the costs for terminations of certain leases and other contracts, finalization of severance-related items related to employees identified in the restructuring plan and finalization of the costs to close duplicate facilities and cell sites. As a result, a reduction of $56 million was made in 2005 to the amount of liabilities assumed on acquisition and the purchase price allocation was adjusted to reflect the final valuations of tangible and intangible assets acquired as well as final restructuring and integration plans. Payments of $52 million and $17 million were made in 2005 and 2006, respectively, against the adjusted liability of $73 million, and at December 31, 2006 an amount of $4 million remains outstanding. Wireless expects this amount will be paid out over the course of 2007.
As part of the acquisition, Wireless incurred certain integration costs that did not qualify to be included as part of the purchase price allocation as a liability assumed on acquisition. Rather, these costs are recorded within operating expenses. These expenses include various severances, consulting and other incremental restructuring costs directly related to the acquisition. During 2006, Wireless incurred $3 million of these expenses related to the Fido acquisition.
During the years ended December 31, 2006 and December 31, 2005, integration expenditures were made as follows:

	Years Ended December 31,
(In millions of dollars)	2006	2005

Payment of liabilities assumed on acquisition	$17	$52

Integration expenses included in operating expenses	3	54

Integration related additions to property, plant and equipment	—	92

Total integration expenditures	$20	$198

CABLE AND TELECOM
Cable and Telecom’s Business
Cable and Telecom is one of Canada’s largest providers of cable television, cable telephony and high-speed Internet access, and is also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Its business is comprised of the following four segments:
The Cable and Internet segment has 2.3 million basic cable subscribers at December 31, 2006, representing approximately 30% of basic cable subscribers in Canada. At December 31, 2006, it provided digital cable services to approximately 1.1 million households and high-speed Internet service to approximately 1.3 million residential subscribers.
Through the Rogers Home Phone segment, Cable and Telecom offers local telephone and long distance services to residential customers with both voice-over-cable and circuit-switched technologies and has almost 716,000 subscriber lines as at December 31, 2006.
Rogers Communications 2006 MD&A

The Rogers Business Solutions segment offers local and long distance telephone, enhanced voice and data services, and IP access and application solutions to Canadian businesses and governments of all sizes, as well as making most of these offerings available on a wholesale basis to other telecommunications providers. At December 31, 2006, there were 205,000 local line equivalents and 31,000 broadband data circuits.
The Rogers Retail (previously Rogers Video) segment offers digital video disc (“DVD”) and video game sales and rentals through Canada’s second largest chain of video rental stores. There were 297 stores at December 31, 2006, many of which provide customers with the ability to purchase any of the four prime residential Rogers’ services (cable television, Internet, telephone and wireless), to pay their Rogers’ bills, and to pick up or return Rogers digital and cable modem equipment. During January 2007, Rogers Retail acquired approximately 170 retail stores owned by Wireless.
Beginning in 2007, the Cable and Internet and Rogers Home Phone segments will be combined to better align with management and internal reporting.
Cable and Telecom’s Products and Services
Cable and Telecom has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Its Ontario cable systems, which comprise approximately 90% of its 2.3 million basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Its New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its subscribers.
Through its technologically advanced broadband networks, Cable and Telecom offers a diverse range of services, including analog and digital cable, residential Internet services, and voice-over-cable telephony services.
As at December 31, 2006, more than 85% of Cable and Telecom’s overall network and 97% of its network in Ontario has been upgraded to transmit 860 MegaHertz (“MHz”) of bandwidth. With approximately 99% of Cable and Telecom’s network offering digital cable services, it has a richly featured and highly-competitive video offer which includes high-definition television (“HDTV”), video-on-demand (“VOD”), subscription video-on-demand (“SVOD”), personal video recorders (“PVR”), time-shifted programming, pay-per-view (“PPV”) movies and events, as well as a significant line-up of digital specialty, multicultural and sports programming.
Cable and Telecom’s Internet services are available to over 97% of homes passed by its network. Cable and Telecom offers multiple tiers of Internet services under the Rogers Yahoo! brand, differentiated largely by modem bandwidth settings.
Cable and Telecom’s voice-over-cable telephony services were introduced in July 2005 and have grown both in the number of subscribers and in the size of the geographic area where the service is available. At December 31, 2006, Cable and Telecom’s voice-over-cable telephony services were available to approximately 90% of homes passed by its network.
Cable and Telecom offers multi-product bundles at discounted rates to existing and new customers. These bundles allow customers to choose from among a range of cable, Internet, home phone voice-over-cable telephony and Wireless products and services, subject to, in some cases, minimum purchase and term commitments.
Cable and Telecom’s solutions in the business market offer local and long distance services, enhanced voice and data services, and IP application solutions, and present several advantages to its business customers: a single flexible network that encompasses a range of access types from various digital subscriber technologies (“xDSL”) to Ethernet allowing a customer to tailor a solution to precisely match the requirements of each site; a migration path from legacy frame relay services, which delivers more bandwidth, more flexibility and a platform for emerging converged IP applications; and an opportunity to simplify customers’ data solutions, moving from disparate services to a single IP platform.
Rogers Communications 2006 MD&A

Cable and Telecom also offers DVD and video game sales and rentals through Rogers Retail, Canada’s second largest chain of video rental stores. There were 297 stores at December 31, 2006. These stores also provide customers with the additional ability to acquire Cable and Telecom and Wireless products and services, to pay their cable television, Internet or Wireless bills and to pick up or return Rogers digital cable and Internet equipment.
Cable and Telecom’s Distribution
In addition to the Rogers Retail stores, as described above, Cable and Telecom markets its services through an extensive network of third party retail locations across its network footprint. Effective January 1, 2007, Cable and Telecom acquired approximately 170 Wireless-owned retail locations. This segment, which is now known as Rogers Retail, will provide customers with a single direct retail channel featuring all of the wireless and cable products and services. In addition, Cable and Telecom markets its services and products through a variety of channels including outbound telemarketing, field agents, direct mail, television advertising and affinities. Cable and Telecom also offers products and services and customer service via its e-business website, www.rogers.com. The information contained in or connected to our website is not a part of and not incorporated into this MD&A.
Cable and Telecom markets and sells its business products through a variety of channels including its own direct sales force, exclusive and non-exclusive agents as well as through business affinities and associations.
Cable and Telecom’s Networks
Cable and Telecom’s cable networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow its multiple Ontario and New Brunswick cable systems to function as a single cable network. Cable and Telecom’s remaining subscribers in Newfoundland and Labrador, and New Brunswick are served by local head-ends. Cable and Telecom’s two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.
Cable and Telecom’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each region that it serves, are connected by inter-city fibre-optic systems carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic systems are generally constructed as rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and have capacity for future growth in the form of dark fibre and unused optical wavelengths. Approximately 99% of the homes passed by Cable and Telecom’s network are fed from primary hubs, or head-ends, which each serve on average 93,000 homes. The remaining 1% of the homes passed by the network are in smaller and more rural systems mostly in New Brunswick and Newfoundland and Labrador which are, on average, served by smaller primary hubs.
Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Cable and Telecom believes co-axial cable is a cost-effective and widely deployed means of carrying two-way television and broadband Internet services to residential subscribers.
Groups of an average of 495 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth up to 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. Cable and Telecom believes the upstream bandwidth is ample to support multiple cable modem systems, cable telephony, and data traffic from interactive digital set-top terminals for at least the near term future. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node by what is called node-splitting. Fibre cable has been placed to
Rogers Communications 2006 MD&A

permit a reduction of the average node size from 495 to 350 homes by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.
Cable and Telecom believes that the 860 MHz FTTF architecture provides sufficient bandwidth for foreseeable growth in television, data, voice and other future services, extremely high picture quality, advanced two-way capability and network reliability. This architecture also allows for other emerging technologies such as switched video and MPEG4, and offers the ability to continue to expand service offerings on the existing infrastructure. In addition, Cable and Telecom’s clustered network of cable systems served by regional head-ends facilitates its ability to rapidly introduce new services to large areas of subscribers. In new construction projects in major urban areas, Cable and Telecom is now deploying a cable network architecture commonly referred to as fibre-to-the-curb (“FTTC”). This architecture provides improved reliability due to fewer active network devices being deployed. FTTC also provides greater capacity for future narrowcast services.
Cable and Telecom’s voice-over-cable telephony services are offered over an advanced broadband IP multimedia network layer deployed across the cable service areas. This network platform provides for a scalable primary line quality digital voice-over-cable telephony service utilizing Packet Cable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including network redundancy as well as multi-hour network and customer premises backup powering.
To serve telephony customers on circuit-switched platforms, Cable and Telecom co-locates its equipment in the switch centres of the incumbent local phone companies (“ILECs”). At December 31, 2006, Cable and Telecom was active in 175 co-locations in 60 municipalities in five of Canada’s most populous metropolitan areas in and around Vancouver, Calgary, Toronto, Ottawa, and Montreal. Many of these co-locations are connected to its local switches by metro area fibre networks (“MANs”). Cable and Telecom also operates a North American transcontinental fibre-optic network extending over 16,000 route kilometres (10,000 route miles) providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets for the exchange of data and voice traffic. In Canada, the network extends from Vancouver in the West to Quebec City in the East. Cable and Telecom also acquired various CLEC assets of GT from Bell Canada in Ontario, Quebec and Newfoundland and Labrador. The assets include local, regional and long-haul fibre, transmission electronics and systems, GT’s hubs, points of presence (“POPs”) and ILEC co-locations, and switching infrastructure. Cable and Telecom’s network extends into the U.S. from Vancouver south to Seattle in the west, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee and Chicago in the mid-west and from Toronto through Buffalo and Montreal through Albany to New York City in the east. Cable and Telecom has connected its North American network with Europe through international gateway switches in New York City, London, England, and a leased trans-Atlantic fibre facility.
Where Cable and Telecom doesn’t have its own local facilities directly to a business customer’s premises, Cable and Telecom provides its local services through a hybrid carrier strategy. Cable and Telecom has deployed its own scalable switching and intelligent services infrastructure while using connections between its co-located equipment and customer premises, provided largely by other carriers.
Cable and Telecom’s Strategy
Cable and Telecom seeks to maximize subscribers, revenue, operating profit, and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced two-way cable services, including digital cable, Internet access, voice-over-cable telephony service, PPV, VOD, SVOD, PVR and HDTV, as well as the expansion of its services into the business telecom and data networking market. The key elements of the strategy are as follows:
•	Clustering of cable systems in and around metropolitan areas;

•	Offering a wide selection of products and services;

•	Maintaining technologically advanced cable networks;

•	Continuing to focus on increased quality and reliability of service;

•	Leveraging relationships within the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing;
Rogers Communications 2006 MD&A

•	Continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of quality, innovation and value and of a diversified Canadian media and communications company;

•	Expanding the availability of high-quality digital primary line voice-over-cable telephony service into most of the markets in its cable service areas; and

•	Further expanding into the business market by offering enhanced voice and data services and IP access and application solutions to Canadian businesses and governments of all sizes.
Recent Cable and Telecom Industry Trends
Investment in Improved Cable Television Networks and Expanded Service Offerings
In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable television companies to offer expanded packages of analog and digital cable television services, including VOD and SVOD; expanded analog and digital services, pay television packages, PVR, HDTV programming, multiple increasingly fast tiers of Internet services and telephony services.
Increased Competition from Alternative Broadcasting Distribution Undertakings
As fully described in the Competition section of this MD&A, Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.
Industry Consolidation and Growth of Facilities-Based Competitors
The Canadian telecommunications industry has seen a consolidation of players in the wireline industry with the acquisitions in 2004 and 2005 of GT by Bell Canada, Allstream by MTS and Call-Net by Rogers. Competition remains intense in the long distance markets with average price per minute continuing to decline year-over-year. Facilities-based competitors in the local telephone market have emerged in the residential and small and medium-sized business markets with the launch of competitive local telephone service by Canadian cable companies using their own last mile facilities in 2005. Until 2005, competitors to the ILECs made use of resold ILEC facilities and services to provide retail service in these markets. There has been very limited local facilities-based competition in the large enterprise market.
Growth of Internet Protocol Based Services
Another development has been the launch of Voice-over-Internet Protocol (“VoIP”) local services by non facilities-based providers in 2005 and 2006. These companies’ VoIP services are marketed to the subscribers of ILEC, cable and other companies’ high-speed Internet services and the providers include Vonage, Primus, Babytel, and others.
In the enterprise market, there is a continuing shift to IP-based services, in particular from asynchronous transfer mode (“ATM”) and frame relay (two common data networking technologies) to IP delivered through virtual private networking (“VPN”) services. This transition results in lower costs for both users and carriers.
Cable and Telecom Operating and Financial Results
Reorganization of Cable and Telecom Group
On January 9, 2006, we completed an internal reorganization whereby the ownership interest in the operating subsidiaries of RTHI was transferred to Rogers Cable Inc. As a result of this transaction, beginning with the results for the three months ended March 31, 2006, we report on the “Cable and Telecom” operating unit which is comprised of the following segments: Cable and Internet, Rogers Home Phone, Rogers Business Solutions and Rogers Retail. Comparative figures for 2005 have been reclassified to reflect this new reporting.
Rogers Communications 2006 MD&A

For purposes of this discussion, revenue has been classified according to the following categories:
•	Cable, which includes revenue derived from:
•	analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and

•	digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD service fees, and revenue earned on the sale and rental of set-top terminals;
•	Internet, which includes service revenues from residential Internet access service and modem sale and rental fees;

•	Rogers Home Phone, which includes revenues from residential local telephony service, long-distance and additional calling features;

•	Rogers Business Solutions, which includes local and long distance revenues, enhanced voice and data services revenue from business customers, as well as the sale of these offerings on a wholesale basis to other telecommunications providers; and

•	Rogers Retail, which includes the sale and rental of DVDs and video games and the sale of confectionary, as well as commissions Rogers Retail earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet, digital cable and cable telephony.
Operating expenses are segregated into the following categories for assessing business performance:
•	Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions as well as costs of operating, advertising and promoting the Rogers Retail chain;

•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service subscriber relationships, including:
•	the monthly contracted payments for the acquisition of programming paid directly to the programming suppliers as well as to copyright collectives and the Canadian Programming Production Funds;

•	Internet interconnectivity and usage charges and the cost of operating Cable and Telecom’s Internet service;

•	Intercarrier payments for interconnect to the local access and long distance carriers related to cable and circuit-switched telephony service;

•	technical service expenses, which includes the costs of operating and maintaining cable networks as well as certain customer service activities such as installations and repair;

•	customer care expenses, which include the costs associated with customer order-taking and billing inquiries;

•	community television expenses, which consist of the costs to operate a series of local community-based television stations in Cable and Telecom’s cable licenced systems;

•	other general and administrative expenses;

•	expenses related to the corporate management of the Rogers Retail stores;
•	Integration costs associated with combining Cable and Call-Net; and

•	Cost of Rogers Retail sales, which is composed of store merchandise and depreciation related to the acquisition of DVDs and game rental assets.
In the cable industry in Canada, the demand for services, particularly Internet, digital television and cable telephony services, continues to grow and the variable costs associated with this growth, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. As such, fluctuations in the number of activations of new subscribers from period to period result in fluctuations in sales and marketing expenses.
Rogers Communications 2006 MD&A

Summarized Cable and Telecom Financial Results

	Years ended December 31,
		2005		% Chg
	2006	Actual	2005	Actual
(In millions of dollars, except margin)	Actual	Reclassified (4)	Pro Forma (5)	Reclassified (4)

Operating revenue
Cable	$1,421	$1,299	$1,299	9.4
Internet	523	436	441	20.0
Rogers Home Phone	355	150	300	136.7
Rogers Business Solutions	596	284	562	109.9
Rogers Retail	310	327	327	(5.2)
Intercompany eliminations	(4)	(4)	(4)	—

Total operating revenue	3,201	2,492	2,925	28.5

Operating expenses
Cable and Internet	1,111	1,012	1,015	9.8
Rogers Home Phone	345	141	263	144.7
Rogers Business Solutions	547	264	508	107.2
Rogers Retail (1)	303	309	309	(1.9)
Integration costs (2)	9	5	19	80.0
Intercompany eliminations	(4)	(4)	(4)	—

Total operating expense	2,311	1,727	2,110	33.8

Operating profit (loss) (3)
Cable and Internet	833	723	725	15.2
Rogers Home Phone	10	9	37	11.1
Rogers Business Solutions	49	20	54	145.0
Rogers Retail (1)	7	18	18	(61.1)
Integration costs (2)	(9)	(5)	(19)	80.0

Total operating profit	$890	$765	$815	16.3

Operating profit margin: (3)
Cable and Internet	42.8%	41.7%	41.7%
Rogers Home Phone	2.8%	6.0%	12.3%
Rogers Business Solutions	8.2%	7.0%	9.6%
Rogers Retail	2.3%	5.5%	5.5%

Additions to property, plant and equipment (“PP&E”) (3)
Cable and Internet	$492	$515	$515	(4.5)
Rogers Home Phone	193	121	127	59.5
Rogers Business Solutions	98	63	85	55.6
Rogers Retail	11	15	15	(26.7)

Total additions to PP&E	$794	$714	$742	11.2

(1)	Rogers Retail operating expenses for 2006 include $6 million related to the closure of 21 stores in the first quarter of 2006.

(2)	Integration costs incurred relate to the integration of the operations of Call-Net.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

(4)	Certain prior year amounts have been reclassified to conform to the current year presentation.

(5)	See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.
Rogers Communications 2006 MD&A

Operating Highlights For the Year Ended December 31, 2006
•	Cable and Telecom increased its subscriber bases by 318,000 cable telephony subscribers, 155,000 high-speed residential Internet subscribers, 221,000 digital cable households, and 13,000 basic cable subscribers.

•	Cable and Telecom concluded the final phase of a multi-staged transaction to acquire certain of the CLEC assets of Group Telecom/360Networks from Bell Canada, including approximately 3,400 route kilometres of multi-stranded local and regional fibre; voice and data switching infrastructure, and co-location, point-of-presence and hub sites in Ontario, Quebec, Nova Scotia, New Brunswick and Newfoundland.

•	Cable and Telecom expanded its availability of high-speed Internet services across Canada. Portable Internet from Rogers Yahoo!, a fixed wireless offering, was made available in major cities across Canada, while ADSL2 high-speed Internet service was launched in Vancouver and other Ontario centres outside of its traditional cable footprint.

•	Cable and Telecom announced Rogers Yahoo! High-Speed Extreme Plus Internet service, which offers customers speeds of up to 18 megabits per second.

•	Cable and Telecom expanded the availability of its residential telephony service to approximately 90% of homes passed by its cable networks.
Total operating revenue increased $276 million or 9.4%, on a pro forma basis, from 2005, and total operating profit increased to $826 million or by $52 million, on a pro forma basis, a 6.7% increase from 2005. See the following segment discussions for a detailed discussion of operating results.
Cable and Internet
Summarized Financial Results

	Years ended December 31,
		2005	% Chg
	2006	Actual	Actual
(In millions of dollars, except margin)	Actual	Reclassified (2)	Reclassified (2)

Operating revenue
Cable	$1,421	$1,299	9.4
Internet	523	436	20.0

Total	1,944	1,735	12.0

Operating expenses
Sales and marketing expenses	123	123	—
Operating, general and administrative expenses	988	889	11.1

Total	1,111	1,012	9.8

Operating profit (1)	$833	$723	15.2

Operating profit margin (1)	42.8%	41.7%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

(2)	Certain prior year amounts have been reclassified to conform with the current year presentation.
Rogers Communications 2006 MD&A

Summarized Subscriber Results

	Years ended December 31,
	2006	2005
(Subscriber statistics in thousands, except ARPU)	Actual	Actual	Change

Cable homes passed	3,480.8	3,387.5	93.3

Basic cable, net gain (1)	13.3	9.2	4.1
Basic cable subscribers	2,277.1	2,263.8	13.3
Core cable ARPU (2)	$52.37	$48.09	$4.28

Residential high-speed Internet, net additions (1)	154.8	205.0	(50.2)
Residential high-speed Internet subscribers (3)	1,291.0	1,136.2	154.8
Internet ARPU (2) (3)	$36.02	$35.04	$0.98

Digital terminals, net additions	357.7	344.0	13.7
Digital terminals in service	1,497.4	1,139.7	357.7
Digital households, net additions (1)	220.7	237.8	(17.1)
Digital households	1,134.0	913.3	220.7

(1)	Effective August 2005, voluntarily deactivating Cable and Internet subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 9,500 greater net basic cable additions, 5,200 greater high-speed Internet additions and 3,800 greater digital household net additions in 2005.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

(3)	Residential high-speed Internet subscribers do not include residential ADSL and fixed wireless subscribers. The prior year high-speed Internet subscriber base was reduced by approximately 8,900 to reclassify non-residential customers into the Rogers Business Solutions segment.
Cable Revenue
The increase in Cable revenue in 2006 reflects a combination of price increases, growth in basic subscribers and growing penetration of Cable and Telecom’s digital products. The price increases on service offerings effective March 2006 contributed to the year-over-year cable revenue growth by approximately $53 million. The remaining increase in revenue of $69 million is related mainly to the impact of the growth in basic and digital subscribers.
The basic subscriber base of nearly 2.3 million has increased by approximately 13,000 in 2006 and represents approximately 65.4% of homes passed. The digital subscriber base growth of 24.2% during 2006 to over 1.1 million households represents a 49.8% penetration of basic cable customers and was driven by increases in programming and the demand for Cable and Telecom’s high-definition and personal video recorder digital equipment.
Internet (Residential) Revenue
The increase in Internet revenues from the corresponding period in 2005 primarily reflects the 13.6% year-over-year increase in the number of Internet subscribers combined with certain price increases for Cable and Telecom’s Internet offerings. The price increases on Cable and Telecom’s Internet offerings, effective March 2006, contributed to the year-over-year Internet revenue growth by approximately $29 million. The remaining increase in revenue is related mainly to the impact from the growth in subscribers. With the Internet subscriber base now at approximately 1.3 million, Cable and Telecom has 37.1% penetration of high-speed Internet service as a percentage of homes passed by its cable networks.
Cable and Internet Operating Expenses and Operating Profit
Cable and Internet sales and marketing expenses were at a level consistent with the prior year. The increases in operating, general and administrative costs compared to the prior year were driven by the substantial increase in Cable and Telecom’s
Rogers Communications 2006 MD&A

digital cable and Internet penetration resulting in higher costs associated with programming content, Internet costs, customer care, technical service, network, and engineering costs associated with the support of the larger subscriber bases.
The increase in Cable and Internet operating profit and operating profit margins from 2005 reflects the growth in revenue which outpaced the growth in operating expenses.
Rogers Home Phone
Summarized Financial Results

	Years ended December 31,
		2005
		Actual	2005	% Chg
(In millions of dollars, except margin)	2006 Actual	Reclassified (2)	Pro Forma (3)	Pro Forma (3)

Operating revenue	$355	$150	$300	18.3

Operating expenses
Sales and marketing expenses	96	27	45	113.3
Operating, general and administrative expenses	249	114	218	14.2

Total operating expenses	345	141	263	31.2

Operating profit (1)	$10	$9	$37	(73.0)

Operating profit margin (1)	2.8%	6.0%	12.3%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

(2)	Certain prior year amounts have been reclassified to conform with the current year presentation.

(3)	See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.
Summarized Subscriber Results

	Years ended December 31,
	2006	2005	Chg
(Subscriber statistics in thousands)	Actual	Pro Forma(2)	Actual

Cable telephony subscriber lines
Net additions (1)	318.0	47.9	270.1
Total cable telephony subscriber lines	365.9	47.9	318.0

Circuit-switched subscriber lines
Net additions (losses and migrations) (1)	(41.2)	79.8	(121.0)
Total circuit-switched subscriber lines	349.6	390.8	(41.2)

Total residential telephony subscriber lines	715.5	438.7	276.8

(1)	Includes approximately 36,700 migrations from circuit-switched to cable telephony subscriber lines during 2006.

(2)	See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.
We believe that the pro forma information for 2005 presented in this section presents a meaningful comparative analysis given that Call-Net’s results are consolidated effective as of the July 1, 2005 acquisition date. The following discussion on the Rogers Home Phone results includes pro forma comparisons for 2005.
Rogers Communications 2006 MD&A

Rogers Home Phone Revenue
The growth in Rogers Home Phone revenues in 2006 is mainly a result of the year-over-year growth in the cable telephony subscriber base partially offset by a decline in the number of circuit-switched local lines and a decline of approximately $18 million, on a pro forma basis, in long distance revenues. Approximately 36,700 of the decrease in circuit-switched subscriber lines is due to the migration of those lines from circuit-switched lines to cable telephony lines within Cable and Telecom’s cable territory. Despite the decline in circuit-switched lines in the year, revenue increased by $11 million on a pro forma basis, over 2005 due to a higher average number of circuit-switched lines during the year compared to 2005. The net growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $73 million, on a pro forma basis, during 2006.
Rogers Home Phone Operating Expenses and Operating Profit
The significant growth and expansion of both sales and marketing and operations associated with the launch of the cable telephony service and overall increase in subscribers drove the increases in operating expenses of $82 million, on a pro forma basis, during 2006.
The year-over-year decreases in the Rogers Home Phone operating profit and operating profit margins primarily reflect the additional costs associated with the scaling and rapid growth of Cable and Telecom’s cable telephony service including investment in the awareness of the product, increased capacity to install and significantly higher customer acquisition costs.
Rogers Business Solutions
Summarized Financial Results

	Years ended December 31,
		2005
		Actual	2005	% Chg
(In millions of dollars, except margin)	2006 Actual	Reclassified (2)	Pro Forma (3)	Pro Forma (3)

Operating revenue	$596	$284	$562	6.0

Operating expenses
Sales and marketing expenses	70	38	71	(1.4)
Operating, general and administrative expenses	477	226	437	9.2

Total operating expenses	547	264	508	7.7

Operating profit (1)	$49	$20	$54	(9.3)

Operating profit margin (1)	8.2%	7.0%	9.6%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

(2)	Certain prior year amounts have been reclassified to conform with the current year presentation.

(3)	See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
Rogers Communications 2006 MD&A

Summarized Subscriber Results

	Years ended December 31,
	2006	2005	Chg
(Subscriber statistics in thousands)	Actual	Pro Forma (3)	Pro Forma (3)

Local line equivalents (1)
Net additions	33.4	17.5	15.9
Total local line equivalents	205.0	171.6	33.4

Broadband data circuits (2)
Net additions	9.5	6.2	3.3
Total broadband data circuits	31.0	21.5	9.5

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each and includes both wholesale and retail customers.

(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.

(3)	See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
We believe that the pro forma information for 2005 presented in this section presents a meaningful comparative analysis given that Call-Net’s results are consolidated effective as of the July 1, 2005 acquisition date. The following discussion on the Rogers Business Solutions results includes pro forma comparisons for 2005.
Rogers Business Solutions Revenue
The increase in Rogers Business Solutions (“RBS”) revenue reflects growth in each of data, local and long distance components of revenue. During 2006, data revenues grew by $12 million, local services grew by $10 million, and long distance grew by $12 million, on a pro forma basis, compared to 2005.
RBS ended the year with 205,000 local line equivalents and 31,000 broadband data circuits in service at December 31, 2006, representing year-over-year growth rates of 19.5% and 44.2%, on a pro forma basis, respectively.
The increase in long distance revenue resulted from an increase in volume of 11% over 2005. Approximately 82% of the increase in long distance volume relates to increases in the intercompany sale of long distance to Wireless. The volume increases were partially offset by the ongoing decline in average revenue per minute, which decreased 6% in 2006.
RBS continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance revenues. The combination of local and data revenue represented 56% of total revenue for 2006, with the growth in local and data revenue being offset by the declines in long distance revenue, excluding transactions with Wireless.
Rogers Business Solutions Operating Profit
Carrier charges, which are included in operating, general and administrative expenses, increased by $43 million to $342 million for 2006, on a pro forma basis. Carrier charges represented approximately 57.5% of revenue in 2006, compared to 53.3% of revenue in 2005. The net increase in carrier charges is the result of higher volume, product mix changes, and regulatory changes.
Decreases of other operating, general and administrative expenses of $3 million in 2006, on a pro forma basis, are related to scale efficiencies achieved across various functions.
Mainly due to the pricing pressures on long distance and the higher carrier costs and other general and administrative expenses, RBS operating profit margin decreased to 8.2% in 2006, compared to 9.6%, on a pro forma basis, in 2005.
Rogers Communications 2006 MD&A

Rogers Retail
Summarized Financial Results

	Years ended December 31,
	2006	2005
(In millions of dollars, except margin)	Actual	Actual	% Chg

Operating revenue	$310	$327	(5.2)

Operating expenses (1)	303	309	(1.9)

Operating profit (2)	$7	$18	(61.1)

Operating profit margin (2)	2.3%	5.5%

(1)	Operating expenses for 2006 include $6 million related to the closure of 21 stores in the first quarter of 2006.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
Rogers Retail Revenue
The decline in revenues at the Rogers Retail stores was primarily due to lower video rental and sales revenues. Initiatives were introduced to increase customers’ spending, which resulted in dollars per transaction increasing 13.0% in 2006 compared to 2005; however, same store customer transactions decreased 12.6%, compared to 2005 due to a decrease in total visits. Also, same store revenue declined 1.2% in 2006, compared to the prior year. Rogers Retail has recently taken additional steps with respect to its pricing and late-fee structures aimed at reversing the trend of lower same store customer transactions.
Rogers Retail Operating Expenses and Operating Profit
The year-over-year decline in Rogers Retail operating profit relates primarily to the decline in revenues and charges of approximately $6 million in 2006 associated with the closing of 21 stores in the first quarter of 2006.
Additions to Cable and Telecom PP&E
The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. The Cable and Internet segment categorizes its additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable and Internet additions to PP&E are classified into the following five categories:
•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.
Rogers Communications 2006 MD&A

Summarized Cable and Telecom PP&E Additions

	Years ended December 31,
		2005
	2006	Actual	2005	% Chg
(In millions of dollars)	Actual	Reclassified (1)	Pro Forma (2)	Pro Forma (2)

Cable and Internet(3)
Customer premise equipment	$230	$249	$249	(7.6)
Scalable infrastructure	106	119	119	(10.9)
Line extensions	64	56	56	14.3
Upgrade and rebuild	10	3	3	n/m
Support capital	82	88	88	(6.8)

	492	515	515	(4.5)

Rogers Home Phone	193	121	127	52.0
Rogers Business Solutions (4)	98	63	85	15.3
Rogers Retail stores	11	15	15	(26.7)

Total Cable and Telecom Additions to PP&E	$794	$714	$742	7.0

(1)	Certain prior year amounts have been reclassified to conform with the current year presentation.

(2)	See “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

(3)	Included in Cable and Internet PP&E additions is integration expenses related to the integration of Call-Net of $28 million and $2 million, for the years ended December 31, 2006 and December 31, 2005, respectively.

(4)	Included in Rogers Business Solutions PP&E additions is integration expenses related to the integration of Call-Net of $15 million and $2 million, for the years ended December 31, 2006 and December 31, 2005, respectively.
The year-over-year increase in additions to PP&E is attributable to an increase in spending at Rogers Home Phone and Rogers Business Solutions, offset by lower spending at Cable and Internet and Rogers Retail.
The increase in additions to Rogers Home Phone PP&E compared to 2005 are primarily due to capacity on the cable network associated with the year-over-year increase in subscriber additions including related spending on customer premises equipment.
The increase in additions to Rogers Business Solutions PP&E compared to the prior year is primarily due to the completion of the final phase of the purchase of the GT assets from Bell Canada and other network enhancements.
MEDIA
Media’s Business
Media operates our radio and television broadcasting operations, our consumer and trade publishing operations, our televised home shopping service and the Toronto Blue Jays and Rogers Centre. In addition to Media’s more traditional broadcast and print media platforms, it also delivers content and conducts e-commerce over the Internet relating to many of its individual broadcasting and publishing properties.
Media’s Broadcasting group (“Broadcasting”) comprises 51 radio stations across Canada (42 FM and 9 AM radio stations); two multicultural television stations in Ontario (OMNI.1 and OMNI.2); a multicultural television station in Manitoba (OMNI.11); a spiritually-themed television station in Vancouver (OMNI.10); a specialty sports television service licenced to provide regional sports programming across Canada (“Rogers Sportsnet”), and Canada’s only nationally televised shopping service (“The Shopping Channel”). Through Rogers Sportsnet, Media also holds 50% ownership in Dome Productions, a mobile production and distribution joint venture that is a leader in HDTV production in Canada. Broadcasting also owns The Biography Channel Canada, holds minority interests in several Canadian specialty
Rogers Communications 2006 MD&A

television services, including Viewers Choice Canada and Outdoor Life Network, and holds a majority interest in G4TechTV Canada. In the case of G4TechTV Canada, Broadcasting is also the managing partner.
Media’s Publishing group (“Publishing”) publishes more than 70 consumer magazines and trade and professional publications and directories in Canada.
In addition to its organic growth, Media expanded its business in 2006 through the following initiatives: the launch of the Canadian edition of Hello! and Chocolat magazines; the launch of OMNI.11 Television in Winnipeg, Manitoba, the acquisition of Canadian Parents Online, and the increased ownership of The Biography Channel and G4TechTV Canada, to 100% and 66.67%, respectively. On January 1, 2007, Media closed the $40 million acquisition of five Alberta radio stations announced earlier in 2006 which brought the total number of radio stations owned by Media to 51. The stations are located in Edmonton and Fort McMurray, Alberta and include licences in several small Alberta markets.
Media’s Strategy
Media seeks to maximize revenues, operating profit and return on invested capital across each of its businesses. Media’s strategies to achieve this objective include:
•	Focusing on specialized content and audiences through radio, publication and sports properties, as well as continued development of its portfolio of specialty channel investments;

•	Continuing to leverage its strong media brand names to increase advertising and subscription revenues, assisted by the cross-promotion of its properties across its media formats and in association with the “Rogers” brand;

•	Focusing on growth and continuing to cross-sell advertising and share content across its properties and over its multiple media platforms; and

•	Enhancing the Sports Entertainment fan experience by adding talented players to improve the Blue Jays win-loss record and by making physical upgrades to the Rogers Centre.
Recent Media Industry Trends
Increased Fragmentation of Radio and TV
In recent years, Canadian radio and television broadcasters have had to operate in increasingly fragmented markets. Canadian consumers have a growing number of radio and television services available to them, providing them with an increasing number of different programming formats. In the radio industry, since the introduction of its Commercial Radio Policy in 1998, the CRTC has licenced numerous new radio stations through competitive processes in most markets across Canada. In that time, the CRTC has also licenced a large number of additional new FM stations through AM to FM station conversions. In 2005, the CRTC licenced two satellite radio providers, both of which are affiliated with U.S. satellite operators and both of whom began offering service in Canada. In the television industry, the CRTC has licenced a number of new, over-the-air stations and a significant number of new digital television services. The new services and the new formats combine to fragment the market for existing radio and television operators.
Ownership of Canadian radio and TV stations appears to be consolidating if proposals by CTVglobemedia, Canwest Global Communications Corp., and Astral Media Inc. to buy CHUM Limited, Alliance Atlantis Communications Inc. and Standard Radio Inc., respectively, receive government and regulatory approval. If approved the Canadian industry would be left with fewer owners but larger competitors in the media marketplace.
Media Operating and Financial Results
Media’s revenues primarily consist of:
•	Advertising revenues;
Rogers Communications 2006 MD&A

•	Circulation and subscription revenues;

•	Retail product sales; and

•	Sales of tickets, receipts of league revenue sharing and concession sales associated with our sports businesses.
Media’s operating expenses consist of:
•	Cost of sales, which is primarily comprised of the cost of retail product at The Shopping Channel;

•	Sales and marketing expenses; and

•	Operating, general and administrative expenses, which include programming costs, production expenses, circulation expenses, player salaries and other back-office support functions.
Summarized Media Financial Results
Effective June, 2006, due to increased ownership, the results of operations of The Biography Channel Canada and G4TechTV Canada are consolidated with the results of Media. Effective January 2005, ownership and management of Rogers’ sports operations were transferred to Media. As such, beginning in the first quarter of 2005, the results of operations of the Toronto Blue Jays and Rogers Centre are reported as part of the Media segment.
Summarized Media Financial Results

	Years ended December 31,
(In millions of dollars)	2006	2005	% Chg

Operating revenue	$1,210	$1,097	10.3

Operating expenses	1,059	969	9.3

Operating profit (1)	$151	$128	18.0

Operating profit margin (1)	12.5%	11.7%

Additions to property, plant and equipment (1)	$48	$40	20.0

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures”.
Media Operating Revenue
Revenue growth for 2006 was $113 million, an increase of 10.3% over 2005, and reflects growth across all of Media’s divisions. This increase includes higher advertising revenue in Publishing, Radio, and OMNI, and at Sportsnet where Toronto Blue Jays games and World Cup Soccer attracted large audiences. The Shopping Channel continued to generate strong consumer demand for products. Sports Entertainment revenue grew through higher baseball ticket sales. The addition of OMNI BC, the launch of OMNI Manitoba, the launch of Hello! and Chocolat magazines, and consolidation of The Biography Channel Canada and G4TechTV Canada as a result of increased ownership in the second quarter of 2006 also contributed to the increase in revenue.
Media Operating Expenses
Operating expenses for 2006 increased by $90 million from 2005. The increase in Media operating expenses are primarily due to higher baseball player payroll at Sports Entertainment, increased programming costs at Sportsnet associated with World Cup Soccer and the return of NHL hockey after a lock-out during the 2005 season, as well as costs associated with Publishing’s launch of the Canadian edition of Hello! and Chocolat magazines. Also, OMNI’s acquisition of OMNI BC and launch of OMNI Manitoba, the consolidation of The Biography Channel Canada and G4TechTV Canada, as well as Radio’s launch of three maritime stations in the fourth quarter of 2005 led to increased costs. Higher sales volumes
Rogers Communications 2006 MD&A

resulted in higher cost of sales at The Shopping Channel. These cost increases were partially offset by lower general and administrative costs.
Media Operating Profit
Operating profit for 2006 increased $23 million over 2005, and the operating profit margin was 12.5% compared to 11.7% in 2005. The changes discussed above drove the year-over-year increases in Media’s operating profit, as well as the corresponding increase in operating profit margins.
Additions to Media PP&E
Total additions to Media’s PP&E in 2006 were $48 million, compared to $40 million in 2005. The increase in 2006 was primarily due to enhancements and renovations at the Rogers Centre sports and entertainment venue in Toronto.
3. CONSOLIDATED LIQUIDITY AND FINANCING
Liquidity and Capital Resources
Operations
For 2006, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from net income, increased to $2,386 million from $1,551 million in 2005. The $835 million increase is primarily the result of the increase in operating profit of $731 million and the decrease in interest expense of $79 million.
Taking into account the changes in non-cash working capital items for the year ended December 31, 2006, cash generated from operations was $2,461 million, compared to $1,253 million in 2005.
The cash flow generated from operations of $2,461 million, together with the following items, resulted in total net funds of approximately $2,537 million raised in the year ended December 31, 2006:
•	Receipt of $74 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options; and

•	Addition of $2 million of cash on hand as a result of acquisitions.
Net funds used during 2006 totalled approximately $2,452 million, the details of which include:
•	Additions to PP&E of $1,578 million, net of $134 million related changes in non-cash working capital;

•	$160 million for the repayment at maturity of Wireless’ $160 million 10.5% Senior Secured Notes;

•	An aggregate net repayment of $452 million of outstanding advances under our bank credit facilities;

•	$75 million for the repayment at maturity of RCI’s 10.50% Senior Notes;

•	$26 million to fund the redemption of our U.S. $22 million remaining outstanding amount of RCI’s (via RTHI, formerly Call-Net Enterprises Inc.) 10.625% Senior Secured Notes due 2008;

•	An aggregate $25 million net repayment of mortgage and capital leases;

•	The payment of an aggregate $20 million on termination of cross-currency interest rate exchange agreements;

•	The payment of dividends of $47 million on our Class A Voting and Class B Non-Voting shares;
Rogers Communications 2006 MD&A

•	Additions to program rights of $32 million; and

•	Other acquisitions and net investments of $37 million, including the final phase of an acquisition of certain CLEC assets.
Taking into account the $104 million cash deficiency at the beginning of the year, the cash deficiency at December 31, 2006 was $19 million.
Financing
Our long-term debt is described in Note 15 to the 2006 Audited Consolidated Financial Statements.
During 2006, the following financing activities took place. An aggregate $738 million of debt was repaid consisting of: $452 million of outstanding advances under our bank credit facilities; $160 million aggregate principal amount at maturity on June 1, 2006 of Wireless’ 10.50% Senior Secured Notes due 2006; $75 million aggregate principal amount at maturity on February 14, 2006 of RCI’s 10.50% Senior Notes due 2006; $26 million (U.S. $22 million) aggregate principal amount that remained outstanding of RCI’s (via RTHI, formerly Call-Net Enterprises Inc.) 10.625% Senior Secured Notes due 2008 which was redeemed on January 3, 2006; and $25 million of mortgages and leases. In addition, Wireless paid aggregate net cash settlements of $20 million upon the maturities in June 2006 and December 2006 of cross-currency interest rate exchange agreements in the aggregate notional amount of U.S. $327 million and RCI received $74 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.
In July 2006, Cable and Telecom entered into an amendment to its bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of Cable and Telecom’s public debt indentures. This provision provides that if Cable and Telecom has two investment grade ratings on its debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under the Cable and Telecom deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by Cable and Telecom. A similar amendment has been made in each of Cable and Telecom’s cross-currency interest rate exchange agreements.
Covenant Compliance
All of the Rogers companies are currently in compliance with all of the covenants under their respective debt instruments, and we expect to remain in compliance with all of these covenants. Based on our most restrictive debt covenants at December 31, 2006, we could have borrowed approximately $2.14 billion of additional secured long-term debt under existing credit facilities, in addition to the $160 million outstanding at December 31, 2006.
2007 Cash Requirements
We anticipate that Wireless will generate a net cash surplus in 2007 from cash generated from operations. We also expect Wireless to make distributions to RCI in the form of intercompany advances or distributions of capital. We expect that Wireless has sufficient capital resources to satisfy its cash funding requirements in 2007, including the funding of distributions to RCI, taking into account cash from operations and the amount available under its $700 million bank credit facility.
We expect that Cable and Telecom will generate a net cash shortfall in 2007. In addition, Cable and Telecom’s $450 million 7.60% Senior Secured Second Priority Notes matured in February 2007. We expect that Cable and Telecom will have sufficient capital resources to satisfy its cash funding requirements in 2007, taking into account cash from operations, the amount available under its $1.0 billion bank credit facility and intercompany advances from RCI.
We expect that Media will generate a net cash surplus in 2007 and that Media has sufficient capital resources to satisfy its cash funding requirements in 2007, taking into account cash from operations and the amount available under its $600 million bank credit facility.
Rogers Communications 2006 MD&A

We believe that, on an unconsolidated basis, RCI will have, taking into account interest income and repayments of intercompany advances, together with the receipt of rental payments paid by the operating subsidiaries and advances or distributions from Wireless and investments from cash on hand, sufficient capital resources to satisfy its cash funding requirements in 2007. Effective December 31, 2006, the payment of management fees by subsidiary companies ceased. In addition, Cable and Telecom will no longer distribute $6 million per month on a regular basis to RCI.
In the event that we or any of our operating subsidiaries do require additional funding, we believe that any such funding requirements would be satisfied by issuing additional debt financing, which may include the restructuring of existing bank credit facilities or issuing public or private debt at any of the operating subsidiaries or at RCI or issuing equity of RCI, all depending on market conditions. In addition, we or one of our subsidiaries may refinance a portion of existing debt subject to market conditions and other factors. There is no assurance that this will or can be done.
Required Principal Repayments
At December 31, 2006, the required repayments on all long-term debt in the next five years totalled $2,459 million. The required repayments in 2007 consist mainly of Cable and Telecom’s $450 million 7.60% Senior Secured Second Priority Notes which have since been repaid at maturity in February 2007. The remaining required repayments are in 2010 and 2011. The required repayments in 2010 consist of Wireless’ $641 million (U.S. $550 million) Floating Rate Senior Secured Notes together with $160 million outstanding under bank credit facilities, all of which mature in 2010. The required principal repayments in 2011 consist of Wireless’ $571 million (U.S. $490 million) 9.625% Senior Secured Notes and $460 million 7.625% Senior Secured Notes and Cable and Telecom’s $175 million 7.25% Senior Secured Second Priority Notes.
Credit Ratings
On March 6, 2007, Moody’s Investors Service upgraded the senior secured debt ratings of Cable and Telecom and of Wireless to Baa3 (from Ba1), upgraded the senior subordinated debt rating of Wireless to Ba1 (from Ba2) and changed the ratings outlook to stable (from under review for possible upgrade). In addition, the corporate family rating for RCI was withdrawn (previously Ba1), as this benchmark rating for speculative grade companies is no longer applicable. On January 9, 2007, Moody’s upgraded the corporate family rating of RCI as well as the senior secured debt ratings of Cable and Telecom and of Wireless to Ba1 (from Ba2) and upgraded the senior subordinated debt rating of Wireless to Ba2 (from B1). In addition, the ratings outlook was changed to under review for possible upgrade (from positive outlook). On February 17, 2006, Moody’s increased the ratings on all of the Rogers public debt. The corporate family rating for RCI was increased to Ba2 (from Ba3) and the senior secured debt ratings of Cable and Telecom and of Wireless were also increased to Ba2 (from Ba3), while the senior subordinated debt rating of Wireless was increased to Ba3 (from B2). All of these ratings had a positive outlook.
On February 27, 2007, Fitch Ratings increased the issuer default ratings for RCI, Wireless and Cable and Telecom to BBB- (from BB) and increased the senior secured debt ratings for Wireless and Cable and Telecom to BBB- (from BB+), while the senior subordinated debt rating for Wireless was affirmed at BB and the ratings outlook for each of RCI, Wireless and Cable and Telecom was revised to stable (from positive). On July 26, 2006, Fitch upgraded the ratings for RCI, Wireless and Cable and Telecom. The issuer default ratings for each of RCI, Wireless and Cable and Telecom were increased to BB (from BB-), the senior secured debt ratings for each of Wireless and Cable and Telecom were affirmed at BB+, the senior subordinated debt rating for Wireless was increased to BB (from BB-) and the ratings outlook for each of RCI, Wireless and Cable and Telecom was increased to positive (from stable).
On October 4, 2006, Standard & Poor’s Ratings Services raised the corporate credit rating of RCI, Wireless and Cable and Telecom to BB+ with a stable outlook (from BB with a positive outlook). At the same time, the rating for Wireless’ senior secured debt was increased to BB+ with a stable outlook (from BB with a positive outlook), the rating for Cable and Telecom’s senior secured debt was affirmed at BB+ and the outlook was revised to stable (from positive) and the rating for Wireless’ senior subordinated debt was increased to BB- with a stable outlook (from B+ with a positive outlook). On October 27, 2005, Standard & Poor’s revised its outlook on all of the Rogers public debt to positive from stable.
Rogers Communications 2006 MD&A

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The ratings on Wireless’ and Cable and Telecom’s senior secured debt of BBB– from Fitch and Baa3 from Moody’s represent the minimum investment grade ratings.
The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.
Deficiency of Pension Plan Assets Over Accrued Obligations
As disclosed in Note 19 to our 2006 Audited Consolidated Financial Statements, our pension plans had a deficiency of plan assets over accrued obligations for each of these years. In addition to our regular contributions, we are making certain minimum monthly special payments to eliminate this deficiency. In 2006, the special payment totalled approximately $5 million. Our total estimated annual funding requirements, which include both our regular contributions and these special payments, are expected to decrease from $28 million in 2006 to $25 million in 2007, subject to annual adjustments thereafter, due to various market factors and the assumption that staffing levels at the Company will remain relatively stable year-over-year. We are contributing to the plans on this basis. As further discussed in the section of this MD&A entitled “Critical Accounting Estimates”, changes in factors such as the discount rate, the rate of compensation increase and the expected return on plan assets can impact the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future.
Interest Rate and Foreign Exchange Management
Economic Hedge Analysis
For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated hedges of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.
During 2006, the consolidated aggregate amount of our U.S. dollar-denominated debt decreased by U.S. $22 million due to the January 2006 redemption of our $26 million (U.S. $22 million) remaining outstanding amount of the Company’s 10.625% Senior Secured Notes due 2008. The only other change in our hedging status during 2006 was on an economic basis and was due to the maturities in June 2006 and December 2006 of cross-currency interest rate exchange agreements in the aggregate notional amount of U.S. $327 million. As a result, as at December 31, 2006, 91.4% (2005 – 97.7%) of our U.S. dollar-denominated debt was hedged on an economic basis and 85.6% (2005 – 85.2%) remained hedged on an accounting basis.
As a result of financing activities during the year, including changes in cross-currency interest rate exchange agreements, RCI’s consolidated hedged position, on an economic basis, changed during the year as noted below.
Rogers Communications 2006 MD&A

Consolidated Hedged Position

(In millions of dollars, except percentages)	December 31, 2006			December 31, 2005

U.S. dollar-denominated long-term debt	US	$4,895		US	$4,917

Hedged with cross-currency interest rate exchange agreements	US	$4,475		US	$4,802

Hedged exchange rate		1.3229			1.3148

Percent hedged		91.4	%(1)		97.7%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$7,658		Cdn	$8,410
Total long-term debt at fixed rates	Cdn	$6,851		Cdn	$7,077
Percent of long-term debt fixed		89.5%			84.1%

Weighted average interest rate on long-term debt		7.98%			7.76%

(1)	Pursuant to the requirements for hedge accounting under AcG-13, “Hedging Relationships”, at December 31, 2006, RCI accounted for 93.6% (2005 – 87.3%) of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. At December 31, 2006, 85.6% (2005 – 85.2%) of consolidated U.S. dollar-denominated debt was hedged for accounting purposes versus 91.4% (2005 – 97.7%) on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.
We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2006, all of our counterparties to these agreements were financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA+.
Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. We will continue to monitor our hedged position on an economic basis with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future by unwinding certain existing positions and/or by entering into new cross-currency interest rate exchange agreements or by using other instruments.
Certain of our U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes. Changes in the foreign exchange rate would impact the Canadian dollar carrying value, in accordance with GAAP, of this unhedged long-term debt, as well as our interest expense and earnings per share on a full-year basis, as follows:
Rogers Communications 2006 MD&A

Impact of Foreign Exchange Rate Changes on EPS
(In millions of dollars, except share data)

	Cdn$ Change in	Cdn$ Change	Change in
Change in	Carrying Value of	in Annual	Earnings
Cdn$ versus US$	Long-Term Debt (1)	Interest Expense	Per Share (2)
$0.01	$7	$0.4	$0.009
0.03	21	1.1	0.028
0.05	35	1.9	0.047
0.10	70	3.7	0.094

(1)	Canadian equivalent of unhedged U.S. dollar-denominated debt, on a GAAP basis, if U.S. dollar costs an additional Canadian cent.

(2)	Based upon the number of shares outstanding, on a post-split basis, at December 31, 2006.
At December 31, 2006 interest expense would have changed by $8 million if there was a 1% change in the interest rates on the portion of our long-term debt that is not at fixed interest rates.
Outstanding Share Data
Set out below is our outstanding share data as at December 31, 2006. For additional detail, refer to Note 20 to the 2006 Audited Consolidated Financial Statements.

Outstanding Common Shares	December 31, 2006

Class A Voting	112,467,648
Class B Non-Voting	523,231,804

Outstanding Options to Purchase Class B Non-Voting Shares	December 31, 2006

Outstanding Options	19,694,860
Number of Outstanding Options Exercisable	14,160,866
Dividends and Other Payments on RCI Equity Securities
The dividend policy is reviewed periodically by the Board. The declaration and payment of dividends are at the sole discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us, some of which are referred to below, and other factors which the Board may, from time to time, consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders. The ability of our subsidiaries to pay such amounts to us is limited and is subject to the various risks as outlined in this discussion, including, without limitation, legal and contractual restrictions contained in instruments governing subsidiary debt. All dividend amounts have been restated to reflect a two-for-one split of our Class B Non-voting and Class A Voting shares in December 2006.
On February 15, 2007, we declared a quarterly dividend of $0.04 per share on each of our outstanding Class B Non-voting and Class A Voting shares. This quarterly dividend will be paid on April 2, 2007 to shareholders of record on March 15, 2007.
During 2006, the Board declared dividends in aggregate of $0.0775 per share on each of its outstanding Class B Non-Voting shares, and Class A Voting shares, $0.0375 of which were paid on July 4, 2006 to shareholders on record on June 14, 2006, and $0.04 of which were paid on January 2, 2007 to shareholders of record on December 20, 2006.
Rogers Communications 2006 MD&A

In October 2006, our Board of Directors (“the Board”) declared a 113% increase to the dividend paid for each of our outstanding Class B Non-Voting shares and Class A Voting shares. Accordingly, the annual dividend per share increased from $0.075 per share to $0.16 per share, on a post-split basis. In addition, the Board modified our dividend distribution policy to make dividend distributions on a quarterly basis instead of semi-annually. The first such distribution was made on January 2, 2007, to shareholders of record on December 20, 2006.
In December 2005, the Board declared a 50% increase to the dividend paid for each of our outstanding Class B Non-Voting shares and Class A Voting shares. Accordingly, the annual dividend per share increased from $0.05 per share to $0.075 per share, and were paid twice yearly in the amount of $0.0375 per share to holders of record of such shares on the record date established by the Board for each dividend at the time such dividend was declared. These dividends were scheduled to be paid on or about the first trading day following January 1 and July 1 each year. The first such semi-annual dividend pursuant to the policy was paid on January 6, 2006 to shareholders of record on December 28, 2005.
During 2005, the Board declared dividends in aggregate of $0.0625 per share on each of its outstanding Class B Non-Voting shares, and Class A Voting shares, $0.025 of which were paid on July 2, 2005 to shareholders of record on June 14, 2005 and $0.0375 of which were paid on January 6, 2006 to shareholders of record on December 28, 2005.
In May 2004, the Board adopted a dividend policy that provided for dividends aggregating, annually, $0.05 per share to be paid on each outstanding Class A Voting share and Class B Non-Voting share. Pursuant to this policy, the dividends were paid twice yearly in the amount of $0.025 per share to holders of record of such shares on the record date.
During 2004, the Board declared dividends in aggregate of $0.05 per share on each of its outstanding Class B Non-Voting shares, Class A Voting shares and Series E Preferred shares, $0.025 of which were paid on July 2, 2004 to shareholders of record on June 16, 2004 and $0.025 of which were paid on January 2, 2005 to shareholders of record on December 12, 2004.
Commitments and Other Contractual Obligations
Contractual Obligations
Our material obligations under firm contractual arrangements are summarized below at December 31, 2006. See also Notes 15, 23, and 24 to the 2006 Audited Consolidated Financial Statements.
Material Obligations Under Firm Contractual Arrangements

	Less Than			After
(In millions of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total

Long-term debt	$450	$—	$2,008	$4,492	$6,950
Derivative instruments (1)	7	9	198	493	707
Mortgages and capital leases	1	1	—	—	2
Operating leases	163	248	151	79	641
Player contracts	82	143	95	73	393
Purchase obligations (2)	781	957	29	30	1,797
Other long-term liabilities	2	63	18	20	103

Total	$1,486	$1,421	$2,499	$5,187	$10,593

(1) Amounts reflect net disbursements only.
(2)	Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent.
Rogers Communications 2006 MD&A

Off-Balance Sheet Arrangements
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 24 to the 2006 Audited Consolidated Financial Statements.
Derivative Instruments
As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.
Operating Leases
We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole. Refer to “Contractual Obligations” above and Note 23 to the 2006 Audited Consolidated Financial Statements.
4. OPERATING ENVIRONMENT
Government Regulation and Regulatory Developments
Substantially all of our business activities, except for Cable and Telecom’s Rogers Retail segment and the non-broadcasting operations of Media, are regulated by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”), the CRTC under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.
Canadian Radio-television and Telecommunications Commission
Canadian broadcasting operations, including our cable television systems, radio and television stations, and specialty services are licenced (or operated pursuant to an exemption order issued) and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act. The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers which includes the regulation of Wireless’ cellular and messaging operations and Cable and Telecom’s Internet and telephone services.
Under the Telecommunications Act, the CRTC has the power to exempt any class of Canadian carrier from the application of the legislation if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services.
Rogers Communications 2006 MD&A

Cable and Telecom’s retail services have been deregulated by the CRTC. Nevertheless, the CRTC continues to retain broad regulatory powers over Cable and Telecom under the Telecommunications Act, in particular with respect to interconnection to Cable and Telecom’s networks. However, Cable and Telecom’s major competitors, ILECs, remain subject to CRTC regulation with respect to many of their services. How the ILECs comply with regulation as well as how the CRTC enforces its regulation against the ILECs could impact Cable and Telecom’s operations and financial condition. Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Cable and Telecom. Moreover, any change in policy, regulations or interpretations could have a material adverse effect on Cable and Telecom’s operations and financial condition and operating results. In addition, the CRTC’s decisions are subject to review under the Telecommunications Act at any time and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision.
Copyright Board of Canada
The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.
Industry Canada
The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.
Restrictions on Non-Canadian Ownership and Control
Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licencee-company level. The CRTC has the jurisdiction to determine as a question of fact whether a given licencee is controlled by non-Canadians.
Pursuant to the Telecommunications Act and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as Wireless, and up to 33 1/3% of the voting shares of a parent company, such as ourselves, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled in fact by non-Canadians. Similar restrictions are contained in the Radiocommunication Act and associated regulations.
In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Industry and Heritage departments will convene to reconcile the two positions. We are not aware of any further legislative initiatives related to a reduction or change in foreign ownership restrictions, although the matter continues to be discussed in the media.
Rogers Communications 2006 MD&A

Telecommunications Policy Report
On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licencing process. Upon receiving the panel’s report, the Minister of Industry stated that he would review the report and that any steps towards implementation of the report’s recommendations would follow such review.
Additional discussion of regulatory matters and recent developments specific to the Wireless, Cable and Telecom, and Media segments follows.
Wireless Regulation and Regulatory Developments
Spectrum Licence Issues
Late in 2003, Industry Canada released a policy document regarding a number of spectrum issues, including a discussion on the existing spectrum cap, spectrum allocations for 3G networks and possible timing of a 3G spectrum auction. Industry Canada proposed a possible 3G spectrum auction date of 2005 to 2006 for this spectrum. The Federal Communications Commission (“FCC”) in the United States concluded their auction of Advanced Wireless Services (“AWS”) spectrum, in September 2006, raising $1.4 billion. 90 MHz of spectrum was auctioned. In February 2007, Industry Canada released a consultation document regarding an auction for the same 90 MHz of spectrum. Comments can be submitted by May 25, 2007 with reply comments submitted by June 27, 2007. An auction is expected in early 2008.
On August 27, 2004, Industry Canada rescinded the cap on ownership of mobile spectrum. Up to that time, Canadian carriers were limited to a maximum of 55 megahertz of mobile spectrum. After a public consultation earlier in 2004 as to whether the cap should be maintained, removed or increased, Industry Canada advised that the cap would be removed, effective immediately. In the February 2007 Consultation document Industry Canada questioned whether an auction cap or a “set-aside” of spectrum or some other mechanism would be appropriate to attract new entrants to Canada’s wireless industry.
Fixed Wireless Spectrum Auction
On February 9, 2004, Industry Canada commenced an auction for one block of 30 megahertz of spectrum in the 2300 MHz band as well as three blocks of 50 megahertz of spectrum and one block of 25 megahertz of spectrum in the 3500 MHz band. The auction was completed on February 16, 2004. There were over 172 geographic licence areas in Canada for each available block. Licencees have flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expected that the spectrum will be used for point-to-point or point-to-multi-point broadband services. Wireless participated in this spectrum auction and, as a result, acquired 33 blocks of spectrum in various licence areas for an aggregate bid price of $5.9 million.
Industry Canada initiated another auction process to make available the blocks of spectrum that did not sell in the February 2004 process. Parties were able to identify those blocks that they were interested in, and if there were no other parties expressing interest in those blocks, they were the successful party. In this process, Wireless obtained an additional nine licences for a cost of $0.2 million. The remaining licences were auctioned commencing January 10, 2005, and
Rogers Communications 2006 MD&A

Wireless was successful in supplementing its spectrum holdings from 2004 with a further 40 licences at a cost of $4.8 million. See also below under “Wireless’ Expansion and Investment in the Inukshuk Business May Have Considerable Risks”.
Inukshuk
On March 31, 2006, Industry Canada approved the transfer of Wireless’ Inukshuk licence to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which, in Canada, includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that Wireless or any other incumbent licencee would be allowed to purchase the spectrum at an auction. See discussion below entitled “We Are and Will Continue to Be Involved in Litigation”.
In SAB-002-06 Consultation on Implementation Matters Related to the Band Plan and the Mobile Service for the Band 2500 – 2690 MHz, Industry Canada announced a consultation process on 2.5 GHz spectrum which will be initiated in the winter of 2007. This process is to include a discussion of the implementation matters associated with harmonizing with the U.S. band plan. The process will also examine issues related to setting a firm transition date to allow for nation-wide implementation of the band plan and the mobile service.
Wireless Video Services
In a decision issued on April 12, 2006, the CRTC determined that the mobile TV services provided by Wireless are exempt from regulation because they are delivered over the Internet. Furthermore, the CRTC has promulgated a new order that will exempt all mobile TV services from regulation, whether they are delivered over the Internet, or not. However, point-to-multipoint services are not exempt from regulation. We believe that this decision will allow Wireless to offer innovative new services with a minimum of regulatory impediments.
Cable and Telecom Regulation and Regulatory Developments
Distribution of Digital Television Signals
In November 2003, the CRTC released its policy framework for the distribution of digital television signals. Under the framework, cable operators are required to distribute the digital signal of a Canadian broadcaster once the signal is available over the air. Both the analog and digital versions of a Canadian television signal are to be distributed until 85% of the subscribers have digital set-top boxes or digital receivers. On June 15, 2006, the CRTC released its policy framework for the licencing and distribution of high-definition (“HD”) pay and specialty services. This framework is market-driven, with no mandated deadlines for services to convert to HD. Services that provide minimum thresholds of HD programming will be eligible to apply for a transitional HD licence, which will provide them with mandatory carriage by terrestrial digital broadcast distribution undertakings (“BDUs”) and genre protection. For English-language services, the thresholds are 50% during prime time and 30% over the broadcast day. For French and third-language services, the thresholds are 30% and 20%, respectively. The CRTC will not regulate wholesale rates nor channel placement for HD services. A separate proceeding will be launched to set the distribution rules for direct-to-home (“DTH”) satellite operators. Currently, programming services can amend their existing licences if they wish to carry some HD programming. However, access rights and genre protection are only granted to those services with HD transitional licences.
On January 7, 2005, the CRTC released a public notice calling for comments on the transition of analog pay and specialty services from analog distribution to digital distribution. A decision was released on February 28, 2006. The decision provides cable operators, such as Cable and Telecom, with increased flexibility to package analog services in digital theme packages and in a la carte “pick packs”. The analog services must be sold in digital tiers which “mirror” the analog
Rogers Communications 2006 MD&A

tiers until at least 2010 and in some circumstances, until 2013. The decision also allows entire analog tiers to be moved to digital once 85% of the customers who have that tier, have a digital box.
Review of Certain Aspects of the Regulatory Framework for Over-The-Air Television
The CRTC held a Public Hearing commencing on November 27, 2006 to review the regulatory framework for over-the-air television. The review considered the contributions which over-the-air television licencees should make to the production, acquisition and broadcast of high-quality Canadian programming. The review examined, among other things, the possibility of levying a fee for carriage against BDUs for the carriage of local over-the-air television signals. This proposal, if implemented, could significantly increase costs for broadcasting distribution undertakings including those of Cable and Telecom.
Essential Facilities
In Telecom Decision 2002-34, the CRTC established a separate basket consisting of carrier services purchased by competitors from the ILECs, and ordered that they be priced at incremental cost plus a 15% mark-up. Telecom Decision 2002-34 and associated follow-up proceedings had significant immediate and potential impact on competitors, especially in reducing competitors’ carrier costs. In Telecom Decision CRTC 2004-5 the Commission directed the major ILECs to file Ethernet access and transport tariffs for use by competitors.
On February 3, 2005, the CRTC released Telecom Decision CRTC 2005-6 with respect to the ILECs’ Competitive Digital Network (“CDN”) services. The decision concluded the process that was initiated by the second Price Cap decision. In Decision 2005-6, the CRTC set the terms and conditions, as well as the rates that competitors will pay the ILECs for digital network services they rely on to provide services to their customers. In arriving at the decision, the Commission took into account: a) the competitors’ reliance on the telephone companies’ network facilities and services; b) the competitive supply that exists in the market place; c) the constraints competitors face in building their own networks; and d) the state of competition in the local market. Rates for access to low-speed services were set at cost plus 15%, while rates for high-speed services, (which are generally fibre-based), were reduced from their prior market level to cost plus a margin above 15%. The CRTC found that competitors still rely heavily on the facilities of the telephone companies and that by reducing the prices for underlying facilities, competitors will be able to offer services to more customers and in more regions, and that growth in their customer base and revenues will facilitate the expansion of their own networks.
On November 9, 2006 the CRTC issued Telecom Public Notice CRTC 2006-14; Review of regulatory framework for wholesale services and definition of essential service. This proceeding will consider a revised definition of essential service, and the classifications and pricing principles for essential and non-essential services made available by incumbent telephone companies, cable carriers and competitive local exchange carriers to other competitors at regulated rates (wholesale services). The proceeding will include an oral hearing in October of 2007 and a decision in 2008. Any reduction in the wholesale services available to Cable and Telecom or any increase in the prices of those services as a result of this proceeding could have a serious and negative effect on Cable and Telecom’s business plan.
Competitive Safeguards
Starting in late 2002, the CRTC issued a series of decisions that were intended to enforce competitive safeguards in the market in relation to the ILECs. These decisions limited the manner in which the ILECs can target competitors’ local customers for winback (Telecom Decision 2002-73), strengthened the rules regulating the manner in which they can bundle tariffed services with untariffed services (Telecom Decision 2002-58), suspended the ILECs’ rights to offer price promotions in respect of local services (PN 2003-1.1) and constrained the ability of the ILECs to use unregulated affiliates to avoid the competitive safeguards (Telecom Decision 2002-76). Subsequently, in Telecom Decision CRTC 2005-25, the CRTC determined that incumbent local exchange carrier promotions in the local wireline market are permitted, subject to a number of competitive safeguards.
In Telecom Decision CRTC 2004-4, the Commission granted Cable and Telecom’s request to extend the ILECs’ winback restrictions from three months to twelve months and approved an education program to inform consumers of the existence
Rogers Communications 2006 MD&A

of local competition. In Telecom Decisions 2004-21 and 2004-22, the CRTC directed Aliant and Bell Canada respectively to cease and desist violating the service bundling rules. In Telecom Decision CRTC 2006-15; Forbearance from the regulation of retail local exchange services, the Commission reduced the winback period to three months and set out conditions under which the winback rules will be lifted.
In Telecom Decision 2005-28-1, the CRTC determined that VoIP offerings by the incumbent telephone companies would continue to be regulated. On November 16, 2006, the Governor in Council issued Order in Council P.C. 2006-1314, which deregulated the provision of “access-independent VOIP services” offered by the incumbent telephone companies. These services are in areas in which access and service may be provided by distinct providers.
Proposed Policy Direction to the CRTC on Telecommunications
On June 13, 2006, the Minister of Industry tabled a proposed Policy Direction on Telecommunications in Parliament. The Direction signals the Government’s intention to direct the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.
CRTC Local Forbearance Decision
The CRTC released its Local Forbearance Decision on April 6, 2006. The incumbent phone companies will continue to be regulated until they lose 25% market share. The customer winback prohibition rules, which were reduced from twelve to three months, will be lifted when the incumbent phone companies lose 20% market share. The calculation of share loss is made separately for the residential and business segments, and also excludes market share lost to wireless. The market share in urban areas is measured over a census metropolitan area. In addition to the market share criteria, the phone companies have to comply with all the Quality of Service (“QoS”) indicators which govern the wholesale facilities provided to competitors, for six months. These QoS indicators are very important to unbundled loop resellers such as Rogers Business Solutions. In addition, the incumbent local exchange providers must provide Ethernet access and transport service to competitors and must interconnect their Operations Support Systems (“OSS”) with those of competitors. We believe that this decision is consistent with the assumptions made in the business planning for our local telephone service. Canada’s incumbent telephone companies have appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. On September 1, 2006, the CRTC released Telecom Public Notice 2006-12, Proceeding to reassess certain aspects of the local forbearance framework established in Decision 2006-15. The proceeding will consider whether the 25% market share loss deregulation threshold and the 20% winback prohibition threshold should be adjusted and whether wireless-only households should be included in the calculation of market share loss levels. On December 11, 2006, the Minister of Industry announced a proposed decision in the appeal of the CRTC’s forbearance decision. The proposed decision would deregulate the incumbent phone companies once a facilities-based competitor begins offering service. There would no longer be any requirement for any market share loss before the incumbents are deregulated in a market. Furthermore, the CRTC’s winback and promotions safeguards would be removed upon promulgation of the order. Comments on the proposed order were to be received by January 15, 2007. Issuance of this order would make it more difficult for our local telephone services to become established in the marketplace.
Media Regulation and Regulatory Developments
Commercial Radio Policy 2006
The CRTC has released its revised policy for commercial radio. Of particular note, the CRTC has decided not to raise Canadian content levels for stations with mainstream music formats. Cancon levels remain unchanged at 35%. Instead, the CRTC has decided to place additional emphasis on the development and promotion of Canadian talent. Taking effect on September 1, 2007, the CRTC will raise annual contributions for Canadian Content Development (“CCD”) from their current levels. A percentage of revenue formula (0.5% for station annual revenue over $1.25 million) will increase the annual payments made by most of the Rogers Radio stations. The tangible benefits test for radio station acquisitions remains unchanged at 6% of the value of the transaction. The CRTC denied requests to increase the benefits test to 10%. The CRTC has approved the creation of a new Digital Radio licence category. Existing transitional licences can be converted to these new Digital radio licences, and licencees have the ability to provide completely separate programming.
Rogers Communications 2006 MD&A

There will no longer be a requirement to simulcast the programming from the analog radio signal. Rogers Radio is the licencee of transitional digital radio licences in Toronto, Vancouver and Ottawa.
Commercial Radio Copyright Tariffs
In October 2005, the Copyright Board released its decision relating to the SOCAN (Society of Composers, Authors and Music Publishers of Canada) and NRCC (Neighbouring Rights Collective Society) tariffs affecting commercial radio broadcasters. Retroactive to January 2003, the royalty rates for both tariffs would have increased significantly. The new rates imposed by the Board affected the results of Media’s radio operations. However, following a successful appeal decision from the Federal Court of Appeal in October 2006, the Copyright Board will now have to re-examine the basis upon which the tariff increases had been approved. Such a process is already under way and will be reviewed over the course of 2007.
Satellite Radio Services
On June 16, 2005, the CRTC issued decisions approving three new subscription radio services. These decisions were appealed to the Federal Cabinet and these appeals were not successful. Two of the services are satellite-delivered, partnering with established and well-financed satellite radio operators in the U.S. These two services have now launched. These new subscription services offer a wide variety of music and spoken word programming channels, and will compete for audiences with the Media radio stations in markets across Canada. However, given that these new services are also prohibited from carrying local programming content and selling local advertising, the Media radio stations expect to sustain their competitive advantage as local broadcasters in their local markets.
Digital Television Policy
The CRTC has released its digital television policy, covering issues such as priority carriage and simultaneous substitution. Media believes that the CRTC policy provides an effective framework for continued growth and development of digital television broadcasting in Canada. CRTC decisions have also been issued to provide policy frameworks for the licencing and distribution of HD pay and specialty services as well as the transition or migration of specialty services from analog to digital. See above under Cable.
2007 CRTC Policy of Specialty and Pay TV Sector
On July 28, 2006, the CRTC administratively renewed the licences for a number of programming services that were first licenced in 2000/2001, extending their expiry dates to August 31, 2009. The CRTC has decided to extend these licences by two years so that it can take into account the determinations that will result from its review, commencing in 2007, of the policy framework for discretionary programming services. This applies to the video-on-demand service operated by Cable and Telecom, as well as all specialty and digital services operated by Media (Rogers Sportsnet, G4TechTV Canada and The Biography Channel).
See above under Cable and Telecom regarding the Regulatory Framework for Over-the-Air Television.
Competition in our Businesses
We currently face effective competition in each of our primary businesses from entities providing substantially similar services, some of which have significantly greater resources than we do. Each of our segments also faces competition from entities utilizing alternative communications and transmission technologies and may face competition from other technologies being developed or to be developed in the future. Below is a discussion of the specific competition facing each of our Wireless, Cable and Telecom, and Media businesses.
Rogers Communications 2006 MD&A

Wireless Competition
At December 31, 2006, the highly-competitive Canadian wireless industry had approximately 18.5 million wireless subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing. Wireless also competes with its rivals for dealers and retail distribution outlets.
In the wireless voice and data market, Wireless competes primarily with two other national wireless service providers, Bell Mobility and Telus Mobility, as well as resellers such as Virgin Mobile Canada, Primus, Vidéotron, Eastlink, and other emerging providers using alternative wireless technologies such as WiFi or “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers.
Cable and Telecom Competition
Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems, including two Canadian direct broadcast satellite service providers, U.S. direct broadcast satellite service providers, terrestrially-based video service providers, satellite master antenna television, and multi-channel, multi-point wireless distribution systems, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals. Cable and Telecom’s objective is to offer the fullest possible range of programming and services to our customers, with a large, diverse and highly-competitive offering relative to Canadian service providers and other Canadian cable providers.
Cable and Telecom’s Internet access services compete generally with a number of other Internet Service Providers (“ISPs”) offering competing residential and commercial Internet access services. Many ISPs offer dial-up Internet access services that provide significantly reduced bandwidth capabilities compared to broadband technologies, such as cable modem or DSL. The Rogers Yahoo! Hi-Speed Internet Express and Internet Extreme services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, and with the DSL Internet services of Aliant in New Brunswick and Newfoundland and Labrador.
Cable and Telecom faces emerging competition from utilities, such as hydroelectric companies, as these companies look to utilize their infrastructure to provide Internet and other services, such as VoIP, that may directly compete with Cable and Telecom’s current and future service offerings. In addition, there are wireless technologies, such as WiFi and WiMax, that potentially could be deployed on a regional basis to provide wireless broadband Internet access to customers.
Rogers Retail competes with other DVD and video game sales and rental store chains, such as Blockbuster Inc. and Wal-Mart Stores Inc., as well as individually owned and operated outlets and, more recently, online-based subscription rental services. Competition is principally based on location, price and availability of titles.
Cable and Telecom competes with the incumbent telephone companies in Canada, including Bell, Telus, and MTS Allstream. Cable and Telecom also competes with competitive suppliers of local, long distance, private line and data services using traditional circuit-switched and newer VoIP technologies.
One of the biggest forces for potential change in the telecommunications industry is the threat of substitution of the traditional wireline telephone by new technologies. Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that mobile phones are used primarily as second lines. The popularity of mobile phones among younger generations has resulted in some abandonment of wireline service, but these preferences are not likely to significantly challenge the prominence of the traditional wireline phone for many years.
In the business market, there is a continuing shift from ATM and frame relay (two common legacy data networking technologies) to IP delivered services through VPN services. This transition results in lower costs for both users and carriers. Cable and Telecom is well positioned to benefit from this trend with one of the most advanced IP networking solutions available.
Rogers Communications 2006 MD&A

Media Competition
Broadcasting’s radio stations compete with the other stations in their respective market areas as well as with other media, such as newspapers, magazines, television, outdoor advertising, direct mail marketing and the Internet.
Competition within the radio broadcasting industry occurs primarily in individual market areas, amongst individual market stations. On a national level, Media’s Broadcasting division competes generally with other larger radio operators such as Corus Entertainment Inc., Standard Broadcasting Inc. and CHUM Limited, each of which owns and operates radio station clusters in markets across Canada. Additionally, over the past several years the CRTC has granted additional licences in various markets for the development of new radio stations which in turn provide additional competition to the established stations in the respective markets. Two new licenced satellite subscription-based radio services now provide competition to Broadcasting’s radio stations.
Rogers Sportsnet competes for viewers and advertisers principally with The Sports Network (“TSN”), Headline Sports and sports programs carried by other Canadian and U.S. television stations and networks.
On a product level, The Shopping Channel competes with various retail stores, catalogue retailers, Internet retailers and direct mail retailers. On a broadcasting level, The Shopping Channel competes with other television channels for viewer attention and loyalty, and particularly with infomercials selling products on television.
The Canadian magazine industry is highly-competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly U.S., titles that sell in significant quantities in Canada. In the past, the competition from foreign titles has been restricted to competition for readers as there have been restrictions on foreigners operating in the Canadian magazine advertising market. These restrictions were significantly reduced as a result of the enactment in 1999 of the Foreign Publishers Advertising Services Act (Canada) and amendments to the Canadian Tax Act. Increasing competition from U.S. magazines for advertising revenues is expected in the coming years.
OMNI.1, OMNI.2, OMNI.10 and OMNI.11 compete principally for viewers and advertisers with television stations that broadcast in their local markets. These include Canadian television stations as well as U.S. border stations, specialty channels and increasingly with other distant Canadian signals and U.S. border stations given the time-shifting capacity available to digital subscribers.
Risks and Uncertainties Affecting our Businesses
Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results. A discussion of the risks and uncertainties to us and our subsidiaries, as well as a discussion of the specific risks and uncertainties associated with each of our businesses, are outlined below.
Corporate Risks and Uncertainties Applicable to RCI and its Subsidiaries
Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations.
As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, rental payments, cash dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.
Substantially all of our business activities are operated by our subsidiaries, other than certain centralized functions such as payables, remittance processing, call centres and certain shared information technology functions. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances and management fees. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of
Rogers Communications 2006 MD&A

those subsidiaries and are subject to various business and other considerations. The subsidiaries are parties to various agreements, including certain loan agreements, that restrict the ability of the respective subsidiaries to pay cash dividends or make advances or other payments to us.
We Are Controlled by One Shareholder.
At December 31, 2006, we had outstanding 112,467,648 RCI Class A Voting shares. To the knowledge of our directors and officers, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of our outstanding voting shares is Edward S. Rogers, our President and CEO, and a director. As of December 31, 2006, Edward S. Rogers beneficially owned or controlled 102,232,198 RCI Class A Voting shares, representing approximately 90.9% of the issued and outstanding RCI Class A Voting shares, which class is the only class of issued shares carrying the right to vote in all circumstances. Accordingly, Edward S. Rogers is able to elect all of our Board of Directors and to control the vote on matters submitted to a vote of our shareholders.
Regulatory Changes Could Adversely Affect Our Results of Operations.
Substantially all of our business activities are regulated by Industry Canada and/or the CRTC, and accordingly our results of operations on a consolidated basis are affected by changes in regulations and by the decisions of these regulators. This regulation relates to, among other things, licencing, competition, the cable television programming services that we must distribute, the rates we may charge to provide access to our network by third parties, resale of our networks and roaming on to our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval. Changes in the regulation of our business activities, including decisions by regulators (such as the granting or renewal of licences or decisions regarding services we must offer to our customers), or changes in the interpretations of existing regulations by courts or regulators, could adversely affect our consolidated results of operations. Our regulated subsidiaries must be Canadian-owned and controlled under requirements enacted or adopted under the Broadcasting Act, the Telecommunications Act and the Radiocommunication Act. These restrictions on non-Canadian ownership and control may have an adverse effect on us, including on our cost of capital.
We May Engage in Unsuccessful Acquisitions and Divestitures.
Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are an active part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.
We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.
Our substantial debt may have important consequences. For instance, it could:
•	Make it more difficult for us to satisfy our financial obligations;

•	Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.
Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate
Rogers Communications 2006 MD&A

sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.
We are Subject to Various Risks from Competing Technologies.
There are several technologies that may impact the way in which our services are delivered. These technologies include broadband, IP-based voice, data and video delivery services; the mass market deployment of optical fibre technologies to the residential and business markets; the deployment of broadband wireless access, and wireless services using radio frequency spectrum to which we may have limited access. These technologies may result in significantly different cost structures for the users of the technologies, and may consequently affect the long-term viability of certain of our currently deployed technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that may have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.
We are Highly Dependent Upon our Information Technology Systems and the Inability to Enhance our Systems or a Security Breach or Disaster Could Have an Adverse Impact on our Financial Results and Operations.
The day-to-day operations of our businesses are highly dependent on their information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.
In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. A portion of our employees and critical elements of the network infrastructure and information technology systems are located at the corporate offices in Toronto, Ontario and Brampton, Ontario, as well as an operations facility in Toronto, Ontario. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.
Network Failures Can Reduce Revenue and Impact Customer Service.
The failure of the network or a component of the network would, in some circumstances, result in an indefinite loss of service for our customers. In addition, we rely on business partners to complete certain calls. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.
We Are and Will Continue to Be Involved in Litigation.
In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, and false advertising with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. Wireless believes it has a good defence to the allegations. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. The plaintiff’s application to address these requirements is set to be heard by the Court on April 4 and 5, 2007. Similar proceedings have also been brought against us and other providers of wireless communications in most of Canada. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.
Rogers Communications 2006 MD&A

In April 2004, a proceeding was brought against Fido and others claiming damages totalling $160 million, specific performance, breach of contract, breach of confidence and breach of fiduciary duty. The proceeding is seeking to add Inukshuk Wireless Partnership, our 50% owned joint venture, as a party to the action . The proceeding is at an early stage. We believe we have good defences to the claim and no amounts have been provided in the accounts.
We believe that we have adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits which would materially change the amount of current and future income tax assets and liabilities and could, in certain circumstances, result in assessment of interest and penalties.
We are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.
Wireless Risks and Uncertainties
Wireless’ Business is Subject to Various Government Regulations that Could Adversely Affect Its Business or Increase Costs or Competition.
The licencing, construction and operation of wireless communications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including Wireless’ ability to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the CRTC. Any of the government agencies having jurisdiction over Wireless’ business could adopt regulations or take other actions that could adversely affect its business and operations, including actions that could increase competition or that could increase our costs.
Industry Canada grants radio licences for a specified term. All of Wireless’ cellular and PCS radio licences expire in 2011. Industry Canada has placed conditions on the maintenance of these licences and has the authority at any time to modify these licencing conditions to the extent necessary to ensure the efficient and orderly development of radio communication facilities and services in Canada. Industry Canada may decide not to renew Wireless’ licences when they expire and any failure by Wireless to comply with the conditions on the maintenance of its licences could result in a revocation or forfeiture of any of Wireless’ licences or the imposition of fines by Industry Canada.
The wireless licences include a condition requiring Wireless to comply with the ownership restrictions of the Telecommunications Act and identical requirements under the Radiocommunication Act. Wireless is currently in compliance with all of these Canadian ownership and control requirements. However, to the extent that these requirements are violated, Wireless would be subject to various penalties, possibly including, in the extreme case, the loss of its wireless licences.
The Implementation of WNP in Canada Could Create Significant Costs for Wireless and Increase Churn.
On December 20, 2005, the CRTC mandated that WNP becomes available beginning in March 2007. The implementation of WNP will require Wireless as well as other carriers to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers, and could increase operating expenses or reduce revenue.
The Recommendation of the National Wireless Tower Policy Review Could Increase Wireless’ Costs or Delay the Expansion of Wireless’ Networks.
On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. Some of the Review recommendations could increase Wireless’ costs and lead to delays in acquiring new sites for cellular towers. Industry Canada is currently considering various proposals and is expected to release a new tower policy shortly.
Rogers Communications 2006 MD&A

Wireless Faces Substantial Competition.
The Canadian wireless communications industry is highly-competitive. In the wireless voice and data market, Wireless competes primarily with two other wireless service providers and may in the future compete with other companies, including resellers, such as Virgin Mobile Canada and Primus and potential users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WiFi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. Wireless also competes with rivals for dealers and retail distribution outlets. There can be no assurance that Wireless’ current or future competitors will not provide services comparable or superior to those we provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which Wireless operates, or introduce competing services. Any of these factors could reduce Wireless’ market share or decrease Wireless’ revenue or increase churn. Wireless anticipates some ongoing re-pricing of the existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those from its existing customers, which could slow revenue growth.
The Spectrum Auction Could Increase Competition.
Industry Canada has released a proposed policy regarding third generation spectrum allocation and Wireless believes that a third generation spectrum auction may occur in late 2007 or early 2008. Industry Canada could set aside spectrum for a new entrant which could increase the competition Wireless faces, and the policy could contain terms that are favourable to new entrants.
Foreign Ownership Changes Could Increase Competition.
Wireless could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than Wireless could reduce Wireless’ market share and cause Wireless’ revenues to decrease.
There is No Guarantee that Wireless’ Third Generation Technology Will Be Competitive or Compatible with Other Technologies or will be Deployed as Planned
Wireless began deploying a 3G wireless network in 2006 based upon the UMTS/HSDPA standard, which Wireless expects will provide it with data speeds that are superior to those offered by other 3G wireless technologies and which will enable Wireless to add incremental voice and data capacity at significantly lower costs. While Wireless and other U.S. and international operators have selected these technologies as an evolutionary step from its current and future networks, there are other competing technologies that are being developed and implemented in both Canada and other parts of the world. None of the competing technologies is directly compatible with each other. If the third generation technology that gains the most widespread acceptance is not compatible with Wireless’ networks, competing services based on such alternative technology may be preferable to subscribers and Wireless’ business may be materially adversely affected.
In addition, in order to implement this transition to third generation technology successfully:
•	Network technology developers must complete the refinement of third generation network technologies, specifically HSDPA; and

•	Wireless must complete the implementation of the fixed network infrastructure to support Wireless third generation technologies, which will include design and installation of upgrades to its existing network equipment.
Rogers Communications 2006 MD&A

Wireless cannot be certain that these steps will be completed in the time frame or at the cost anticipated. Wireless’ third generation technology network will rely, in many instances, on new and unproven technology. As with any new technology, there is a risk that the new technology Wireless has chosen for its network will not perform as expected, that Wireless may be unable to integrate the new technology with current technology and that Wireless may be unable to deliver next generation services in a cost-effective manner. The occurrence of any of these difficulties could delay the development of Wireless’ network, which could materially adversely affect Wireless’ business.
Wireless May Fail to Achieve Expected Revenue Growth from New and Advanced Wireless Services.
Wireless expects that a substantial portion of its future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, Wireless has invested and continues to invest significant capital resources in the development of its GSM/GPRS/EDGE and HSDPA network in order to offer these services. However, there may not be sufficient consumer demand for these advanced wireless services. Alternatively, Wireless may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless products and services, would slow revenue growth and have a material adverse effect on Wireless’ business and financial condition.
Wireless’ Expansion and Investment in the Inukshuk Business May Have Considerable Risks.
In 2000, Fido obtained licences in the 2.5 MHz or MCS spectrum. This spectrum was acquired in a competitive licencing process and accordingly is subject to rollout commitments and commitments to fund a “Learning Plan”. If Wireless is unable to roll out the service in accordance with Industry Canada requirements, the MCS licences could be revoked by Industry Canada.
On September 16, 2005, Wireless announced a joint venture with Bell Canada to build a nationwide fixed wireless network by pooling our respective fixed wireless spectrum holdings and access to combined cellular tower and backhaul assets. This joint venture, known as Inukshuk, will require significant funding, will generate losses in the start-up phases, and entails risks and uncertainties. Amongst other things, the nationwide fixed wireless network that the joint venture plans to fund and deploy is based upon an early generation of a relatively new technology, the standards for which may not become widely adopted. In addition, there is no certainty that the services that will be enabled by the fixed wireless network will function as planned or that such services would attract wide customer adoption at price points that would enable the joint venture to recover its costs.
Wireless is Dependent on Certain Key Infrastructure and Handset Vendors, Which Could Impact the Quality of Wireless’ Services or Impede Network Development and Expansion.
Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which it has no operational or financial control and only limited influence in how the vendors conduct their businesses. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, this could have a negative impact on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of Wireless’ service or impede network development and expansion.
Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage.
Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones while driving, while permitting the use of hands-free devices, has been implemented in Newfoundland. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless
Rogers Communications 2006 MD&A

handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause an adverse effect on Wireless’ business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have an adverse effect on Wireless’ business.
Concerns About Radio Frequency Emissions May Adversely Affect Our Business.
Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.
Cable and Telecom Risks and Uncertainties
Cable and Telecom’s Business is Subject to Various Governmental Regulations Which Could Adversely Affect the Results of Operations.
Cable and Telecom’s operations are subject to governmental regulations relating to, among other things, licencing, competition, programming and foreign ownership. A significant percentage of Cable and Telecom’s business activities is regulated by the CRTC under the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, and accordingly the results of operations are affected by changes in regulations and decisions of the CRTC. Such regulation relates to, among other things, licencing, competition, the specific cable television programming services that Cable and Telecom must distribute, as well as percentages of foreign ownership and control of cable television licences. In addition, Cable and Telecom’s CRTC licences must be renewed from time to time and cannot be transferred without regulatory approval. The cable television systems are also required to obtain certain authorizations and to meet certain technical standards established by Industry Canada, pursuant to its authority under the Telecommunications Act and the Radiocommunication Act. Changes in regulation by the CRTC, Industry Canada or any other regulatory body could adversely affect Cable and Telecom’s business and results of operations. In addition, the costs of providing any of Cable and Telecom’s services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access.
Changes to the CRTC’s Regime for Local Telephone Competition Could Affect Cable and Telecom’s Delivery of Local Telephone Service.
The CRTC released its Local Forbearance Decision on April 6, 2006. The decision was consistent with the assumptions made in the business planning for Cable and Telecom’s local telephone service. Canada’s incumbent telephone companies appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. On December 11, 2006, the Minister of Industry announced a proposed decision in the appeal of the CRTC’s forbearance decision. The proposed decision would deregulate the incumbent phone companies once a facilities-based competitor begins offering service. There would no longer be any requirement for any market share loss before the incumbents are deregulated in a market. Furthermore, the CRTC’s winback and promotions safeguards would be removed upon promulgation of the order, and the quality of service standards will be loosened. Comments on the proposed order were received on January 15, 2007. Issuance of this order will make it more difficult for Cable and Telecom’s local telephone services to be established in the marketplace.
Rogers Communications 2006 MD&A

Cable and Telecom is Highly Dependent on Facilities and Services of the ILECs.
The telephony business is highly dependent on the availability of unbundled facilities acquired from incumbent telecom operators, pursuant to CRTC rules. On November 9, 2006 the CRTC commenced a proceeding entitled Review of regulatory framework for wholesale services and definition of essential service, in order to review these rules. Changes to these rules could severely affect the cost of operating these businesses.
Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable and Telecom’s Costs and Adversely Affect Our Business.
Cable and Telecom requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable and Telecom may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association filed an application with the Ontario Energy Board (“OEB”) asking it to set a pole rate for all hydroelectric distributors in Ontario. The OEB accepted jurisdiction over this matter and set a rate of $22.35 per pole. In New Brunswick, the New Brunswick Public Utilities Board has accepted jurisdiction and set a rate of $18.00 per pole.
Cable and Telecom Face Substantial Competition.
Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, home phone service providers, ISPs and video sales and rental services in Canada. Cable and Telecom faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors.
The CRTC Broadcasting Distribution Regulations do not allow Cable and Telecom or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems. CRTC winback rules also limit communications with customers in multiple dwelling unit buildings (“MDUs”) for ninety days after they have switched to a competitive supplier. In addition, there are restrictions on Cable and Telecom’s ability to communicate with the residents of an MDU for ninety days after a competitive supplier signs an access agreement to provide service in the building. Approximately one-third of Cable and Telecom’s basic cable subscribers are located in MDUs. These regulations and related policies could lead to competitive subscriber losses or pricing pressure in MDUs serviced by Cable and Telecom, which could result in a reduction in Cable and Telecom’s revenue.
Cable and Telecom May Fail to Achieve Expected Revenue Growth From New and Advanced Products and Services.
Cable and Telecom expects that a substantial portion of its future growth will be achieved from new and advanced cable, Internet, voice-over-cable telephony and other IP products and services. Accordingly, Cable and Telecom has invested and continues to invest significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services and has invested and continues to invest significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable products and services that are offered. In addition, any initiatives to increase prices for Cable and Telecom’s services may result in increased churn of our subscribers and a reduction in the total number of subscribers. Alternatively, Cable and Telecom may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Cable and Telecom’s failure to retain existing subscribers while increasing pricing or to attract subscribers to new products and services, or Cable and Telecom’s failure to keep pace with changing consumer preferences for cable products and services, could slow revenue growth and have a material adverse effect on Cable and Telecom’s business and financial condition. In addition, Cable and Telecom’s discounted bundled product and service offerings may fail to reduce churn and may have an adverse impact on Cable and Telecom’s financial results.
Rogers Communications 2006 MD&A

If Cable and Telecom is Unable to Develop or Acquire Advanced Encryption Technology to Prevent Unauthorized Access to Its Programming, Cable and Telecom Could Experience a Decline in Revenues.
Cable and Telecom utilizes encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that Cable and Telecom will be able to effectively prevent unauthorized decoding of signals in the future. If Cable and Telecom is unable to control cable access with our encryption technology, Cable and Telecom’s subscription levels for digital programming including VOD and SVOD, as well as Rogers Retail rentals, may decline, which could result in a decline in Cable and Telecom’s revenues.
Increasing Programming Costs Could Adversely Affect Cable and Telecom’s Results of Operations.
Cable and Telecom’s single most significant purchasing commitment is the total annual cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect Cable and Telecom’s operating results if Cable and Telecom is unable to pass such programming costs on to its subscribers.
Media Risks and Uncertainties
Changes in Regulatory Policies May Adversely Affect Media’s Business.
In December 2006, the CRTC released its Commercial Radio Policy 2006. While Canadian talent development contributions made by all radio stations will be increasing significantly, minimum Canadian content levels will remain at 35%. This will provide radio operators with the flexibility they need to program their stations in competition with an increasing array of unregulated content alternatives and distribution platforms.
In November 2006, the CRTC also conducted a review of its Television Policy. Principal amongst the issues examined was the argument put forward by television broadcasters that they should be provided with the opportunity to collect fees from cable and satellite distributors for the carriage of their over-the-air signals. The ability to collect fees will impact all broadcasters, including OMNI Television.
In 2007, the CRTC is also planning to conduct a review of the Specialty and Pay TV sector, as well as the regulations affecting all distributors (the Broadcasting Distribution Regulations). This review will focus on a number of different issues, including wholesale fees, dispute resolution and packaging and linkage requirements. This broad-based review will impact all specialty services, including Rogers Sportsnet, The Biography Channel Canada and G4TechTV Canada.
Tariff Increases Could Adversely Affect Media’s Results of Operations.
Copyright liability pressures continue to affect radio services. If fees were to increase, such increases could adversely affect Media’s results of operations.
Pressures Regarding Channel Placement Could Negatively Impact the Tier Status of Certain of Media’s Channels.
Pressures regarding the favourable channel placement of The Shopping Channel and Sportsnet below the first cable tier will likely continue to exist. Unfavourable channel placement could negatively affect the results of The Shopping Channel and Sportsnet.
Rogers Communications 2006 MD&A

A Decline in Demand for Advertising or Economic Downturns Would Adversely Affect Media’s Results of Operations.
Media depends on advertising as a material source of its revenue and its businesses would be adversely affected by a material decline in the demand for local or national advertising. Media derived approximately 44.6% of its revenues in 2006 from the sale of advertising. Media expects advertising will continue to be a material source of its revenue in the future. Advertising revenue, which is largely a function of consumer confidence and general economic conditions, remains unpredictable, although the diversity of the businesses Media operates, both geographically and in terms of the breadth of media, helps to provide some stability to the advertising revenue base. Most of Media’s advertising contracts are short-term contracts that can be terminated by the advertiser with little notice. A reduction in advertising spending or loss of material advertising relationships would adversely affect Media’s results of operations and financial position.
Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns outside of Media’s control. Moreover, because a substantial portion of Media’s advertising revenue is derived from local advertisers, Media’s ability to generate advertising revenue in specific markets is adversely affected by local or regional economic downturns. This is particularly true in the concentrated Toronto market, where the combined revenue from Media’s four radio stations and two over-the-air television stations represented approximately 12.5% of Media’s revenue in 2006.
A Loss in Media’s Leadership Position in Radio, Television or Magazine Readership Could Adversely Impact Media’s Sales Volumes and Advertising Rates.
It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio, television and magazine properties are currently leaders in their respective markets, such leadership may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates which it charges advertisers could be adversely affected.
Media Faces Increased Competition.
New programming or content services, as well as alternative media technologies, such as digital radio services, satellite radio, DTH satellite, wireless and wired pay television, Internet radio and video programming, and on-line publications have either begun competing, or may in the future compete with Media’s properties for programming and publishing content, audiences and advertising revenues. These competing technologies may increase audience fragmentation, reduce Media’s ratings or have an adverse effect on its local or national advertising revenue. These or other technologies and business models may have a material adverse effect on Media’s results of operations.
Introduction of New Technology.
The deployment of PVRs could influence Media’s capability to generate television advertising revenues as viewers are provided with the opportunity to ignore advertising aired on the television networks. Although it is still too early to determine its impact, the emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and negatively impact the results of Media’s radio stations.
An Increase in Paper Prices, Printing Costs or Postage Could Adversely Affect Media’s Results of Operations.
A significant portion of Publishing’s operating expenses consists of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 8.5% of Publishing’s operating expenses in 2006. Publishing depends upon outside suppliers for all of its paper supplies, holds relatively small quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 9.3% of Publishing’s operating expenses in 2006. Publishing relies on third parties for all of its printing services. In addition, Publishing relies
Rogers Communications 2006 MD&A

on the Canadian Postal Service to distribute a large percentage of its publications. A material increase in paper prices, printing costs or postage expenses to Publishing could have a material adverse effect on Media’s business, results of operations or financial condition.
5. ACCOUNTING POLICIES AND NON-GAAP MEASURES
Key Performance Indicators and Non-GAAP Measures
We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.
Subscriber Counts
We determine the number of subscribers to our services based on active subscribers. A wireless subscriber is represented by each identifiable telephone number. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.
We report wireless subscribers in two categories: postpaid and prepaid. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data.
Internet, Rogers Home Phone and Rogers Business Solutions subscribers include only those subscribers with service installed, operating and on billing and excludes those subscribers who have subscribed to the service but for whom installation of the service was still pending.
Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the billing and subscriber agreement terms and conditions, had the impact of increasing net basic cable, Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, in the twelve months ended December 31, 2005.
Subscriber Churn
Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Wireless represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.
Network Revenue
Network revenue, used in the Wireless segment, represents total Wireless revenue less revenue received from the sale of handset equipment. The sale of such equipment does not materially affect our operating income as we generally sell equipment to our distributors at a price approximating our cost to facilitate competitive pricing at the retail level. Accordingly, we believe that network revenue is a more relevant measure for Wireless’ ability to increase its operating profit, as defined below.
Rogers Communications 2006 MD&A

Average Revenue Per User
The average revenue per user (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher value subscribers. Refer to the “Supplementary Information – Non-GAAP Calculations” section for further details on this Wireless and Cable and Telecom calculation.
Operating Expenses
Operating expenses are segregated into three categories for assessing business performance:
•	Cost of sales, which is comprised of wireless equipment costs, Rogers Retail merchandise and depreciation of Rogers Retail rental assets, as well as cost of goods sold by The Shopping Channel;

•	Sales and marketing expenses, which represent the costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities and the costs of operating the Rogers Retail store locations and the retail operations of Wireless stores; and

•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscriber relationships, including retention costs, inter-carrier payments to roaming partners and long-distance carriers, programming related costs, the CRTC contribution levy, Internet and e-mail services and printing and production costs.
In the wireless and cable industries in Canada, the demand for services continues to grow and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. Fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of both wireless and cable subscriber additions result in fluctuations in sales and marketing expenses and accordingly, in the overall level of operating expenses. In our Media business, sales and marketing expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.
Sales and Marketing Costs (or Cost of Acquisition) Per Subscriber
Sales and marketing costs per subscriber, which is also often referred to in the industry as cost of acquisition per subscriber (“COA”), “subscriber acquisition cost”, or “cost per gross addition”, is calculated by dividing total sales and marketing expenditures, plus costs related to equipment provided to new subscribers for the period, by the total number of gross subscriber activations during the period. Subscriber activations include postpaid and prepaid voice and data activations and one-way messaging activations. COA, as it relates to a particular activation, can vary depending on the level of ARPU and term of a subscriber’s contract. Refer to “Supplementary Information – Non-GAAP Calculations” for further details on the calculation.
The wireless communications industry in Canada continues to grow and the costs of acquiring new subscribers are significant. Because a substantial portion of subscriber activation costs are variable in nature, such as commissions paid for each new activation, and due to fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of these subscriber additions, we experience material fluctuations in sales and marketing expenses and, accordingly, in the overall level of operating expenses.
Rogers Communications 2006 MD&A

Operating Expense per Subscriber
Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenses, plus costs related to equipment provided to existing subscribers, by the average number of subscribers during the period. Operating expense per subscriber is tracked by Wireless as a measure of our ability to leverage our operating cost structure across a growing subscriber base, and we believe that it is an important measure of our ability to achieve the benefits of scale as we increase the size of our business. Refer to “Supplementary Information — Operating Expense per Average Subscriber” for further details on this Wireless calculation.
Operating Profit and Operating Profit Margin
We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our Company to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.
We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. Refer to “Supplementary Information — Operating Profit Margin Calculation” for further details on this Wireless, Cable and Telecom, and Media calculation.
Additions to PP&E
Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under Canadian and U.S. GAAP.
The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.
Critical Accounting Policies
This MD&A has been prepared with reference to our 2006 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The Audit Committee of our Board reviews our accounting policies, reviews all quarterly and annual filings, and recommends approval of our annual financial statements to our Board. For a detailed discussion of our accounting policies, see Note 2 to the 2006 Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us and critical accounting estimates are discussed in the sections “New Accounting Standards” and “Critical Accounting Estimates”, respectively.
Rogers Communications 2006 MD&A

Revenue Recognition
We consider revenues to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance.
Revenue is categorized into the following types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with our subscribers:
•	Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services, and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;

•	Revenue from airtime, roaming, long-distance and optional services, pay-per-use services, video rentals, and other sales of products are recorded as revenue as the services or products are delivered;

•	Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

•	Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless, these fees are recorded as part of equipment revenue or, in the case of Cable and Telecom, are deferred and amortized over the related service period. The related service period for Cable and Telecom ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to re-connects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;

•	Advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations and the period in which advertising is featured in the Company’s media publications;

•	Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;

•	Blue Jays’ revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and

•	Multi-product discounts incurred as Wireless, Cable and Telecom and Media products and services provided are charged directly to the revenue for the products and services to which they relate.
We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and our relevant revenue recognition policies are applied to them. We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.
Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.
Rogers Communications 2006 MD&A

Subscriber Acquisition and Retention Costs
We operate within a highly-competitive industry and generally incur significant costs to attract new subscribers and retain existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions, and the cost associated with the sale of customer premises equipment, are expensed as incurred.
A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.
Capitalization of Direct Labour and Overhead
During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.
Critical Accounting Estimates
This MD&A has been prepared with reference to our 2006 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.
Purchase Price Allocations
During 2005, we acquired Call-Net Enterprises Inc. and the Rogers Centre. The allocations of the purchase prices for these transactions involved considerable judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on acquisition. Among other things, the determination of these fair values involved the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates, the use of information available in the financial markets and estimates as to costs to close duplicate facilities and buy out certain contracts. Refer to Note 4 of the 2006 Audited Consolidated Financial Statements for certain updates made during 2006 to the purchase price allocations. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods.
Useful Lives of PP&E
We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Capitalization of Direct Labour and Overhead
Certain direct labour and indirect costs associated with the acquisition, construction, development or betterment of our networks are capitalized to PP&E. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on the rate per hour. Although interest costs are permitted to be capitalized during construction under Canadian GAAP, it is our policy not to capitalize interest.
Accrued Liabilities
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of accrued liabilities at the date of the financial statements and the reported amounts expensed during the year. Actual results could differ from those estimates.
Amortization of Intangible Assets
We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. During 2004 and 2005, the acquisitions of Fido, Call-Net, the Rogers Centre and the minority interests in Wireless and Sportsnet together with the consolidation of the Blue Jays, resulted in significant increases to our intangible asset balances. Judgement is also involved in determining that spectrum and broadcast licences have indefinite lives, and are therefore not amortized.
The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industries in which we operate. The useful lives of subscriber bases are based on the historical churn rates of the underlying subscribers and judgments as to the applicability of these rates going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The useful lives of wholesale agreements and dealer networks are based on the underlying contractual lives. The determination of the estimated useful lives of intangible assets impacts amortization expense in the current period as well as future periods. The impact on net income on a full-year basis of changing the useful lives of the finite-lived assets by one year is shown in the chart below.
Impact of Changes in Estimated Useful Lives

	Amortization	Increase in Net Income	Decrease in Net Income
(In millions of dollars)	Period	if Life Increased by 1 year	if Life Decreased by 1 year

Brand names
Rogers	20.0 years	$1	$(1)
Fido	5.0 years	$3	$(5)

Subscriber base
Rogers	4.6 years	$30	$(54)
Fido	2.3 years	$23	$(61)

Roaming agreements	12.0 years	$3	$(4)

Dealer network
Rogers	4.0 years	$1	$(2)
Fido	4.0 years	$1	$(1)

Wholesale agreements	3.2 years	$1	$(2)
Rogers Communications 2006 MD&A

Impairment of Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets
Indefinite-lived intangible assets, including goodwill and spectrum/broadcast licences, as well as long-lived assets including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both undiscounted and discounted net cash flow analyses to assess the recoverability of the carrying value of these assets and the fair value of both indefinite-lived and long-lived assets if applicable. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If the undiscounted net cash flows associated with long-lived assets or the fair value of indefinite-lived intangible assets exceeds related carrying values, impairment losses measured as the excess of carrying value over fair value for long-lived assets and the excess of carrying value over the implied fair value of goodwill would have to be recognized.
Income Tax Estimates
We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or a portion of our future income tax assets. Various considerations are reflected in this judgment including future profitability of related companies, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. Judgments and estimates made to assess the tax treatment of items and the need for a valuation allowance impact the future tax balances as well as net income through the current and future tax provisions. As at December 31, 2006 and as detailed in Note 7 to the 2006 Audited Consolidated Financial Statements we have tax loss carryforwards of approximately $2,715 million expiring at various times through 2027. Our net future income tax asset, prior to valuation allowances, totals approximately $836 million at December 31, 2006 (2005 - $1,078 million). The recorded valuation allowance results in a future income tax asset of $686 million, reflecting that it is more likely than not that certain income tax assets will be realized. Approximately $300 million of the income tax assets recognized in 2006 relate to assets arising on acquisitions. Accordingly, the benefit related to these assets was recorded as a reduction of goodwill.
Pension Plans
When accounting for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations and the future performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of pension accounting. This principle results in recognition of changes in benefit obligations and plan performance over the working lives of the employees receiving benefits under the plan. The primary assumptions and estimates include the discount rate, the expected return on plan assets and the rate of compensation increase. Changes to these primary assumptions and estimates would impact pension expense and the deferred pension asset.
Rogers Communications 2006 MD&A

The following table illustrates the increase (decrease) in the accrued benefit obligation and pension expense for changes in these primary assumptions and estimates:
Impact of Changes in Pension Related Assumptions

		Accrued Benefit Obligation at	Pension Expense
(In millions of dollars)		End of Fiscal 2006	Fiscal 2006

Discount rate		5.25%	5.25%
Impact of:	1% increase	$(82)	$(11)
	1% decrease	115	16

Rate of compensation increase		3.50%	3.50%
Impact of:	0.25% increase	$7	$2
	0.25% decrease	(7)	(2)

Expected rate of return on assets		N/A	6.75%
Impact of:	1% increase	N/A	(5)
	1% decrease	N/A	5
Allowance for Doubtful Accounts
A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.
New Accounting Standards
Stock-Based Compensation
In 2006, the Company adopted the provisions of Emerging Issues Committee (“EIC”) Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. Where a stock-based compensation plan contains provisions that allow an employee to continue vesting in a stock-based award after the employee has retired, EIC 162 requires that the compensation cost attributable to such an award be expensed immediately for employees who are eligible to retire at the date of grant. For an employee who will become eligible to retire during the vesting period of an award, EIC 162 requires that compensation cost be recognized as an expense over the period from the date of grant to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively to all stock-based compensation awards, with restatement of prior periods. The adoption of EIC 162 resulted in an increase in the opening 2005 deficit and contributed surplus of $4 million and an increase in 2005 stock-based compensation of less than $1 million. For 2006, the adoption of EIC 162 resulted in incremental stock-based compensation of less than $1 million from that which would otherwise have been recorded.
Rogers Communications 2006 MD&A

Accounting Changes
In 2006, the CICA issued Handbook Section 1506, Accounting Changes (“CICA 1506”). CICA 1506 prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard, to be adopted on January 1, 2007, is not expected to have a material impact on the Company’s consolidated financial statements.
Non-monetary Transactions
In 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, (“CICA 3831”) replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases, the transaction must be measured at the carrying value. The new requirements were effective for transactions occurring on or after January 1, 2006. This new standard has not had a material impact on the Company’s consolidated financial statements.
Recent Canadian Accounting Pronouncements
Financial Instruments
In 2005, the CICA issued Handbook Section 3855, Financial Instruments – Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new standards are effective for our interim and annual financial statements commencing January 1, 2007.
A new statement entitled “Consolidated Statement of Comprehensive Income (Loss)” will be added to our consolidated financial statements and will include net income (loss) as well as other comprehensive income (loss). Accumulated other comprehensive income (loss) will form part of shareholders’ equity.
Under these standards, all of our financial assets will be classified as available-for-sale or as loans and receivables. Available-for-sale investments will be carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive income (loss). Loans and receivables and all financial liabilities will be carried at amortized cost using the effective interest method. Upon adoption, we have determined that none of our financial assets will be classified as held-for-trading or held to maturity and none of our financial liabilities will be classified as held-for-trading. The impact of the classification provisions of the new standards will be an adjustment of the carrying value of available-for-sale investments to fair value and is estimated to be an increase of $212 million, with a corresponding increase in opening accumulated other comprehensive income.
All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value, with changes in fair value recorded in the consolidated statement of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statement of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately. The impact of remeasuring hedging derivatives at fair value on January 1, 2007 will be recognized in opening deficit and opening accumulated other comprehensive income (loss), as appropriate. The impact of remeasuring hedging derivatives on the consolidated financial statements on January 1, 2007 is estimated to be an increase in derivative instruments of approximately $571 million, an increase in opening deficit of $10 million, and a decrease in opening accumulated other comprehensive income of $393 million, net of income taxes of approximately $168 million.
Rogers Communications 2006 MD&A

In addition, the unamortized deferred transitional gain of $54 million will be eliminated upon adoption, the impact of which is estimated to be an increase to opening deficit of $38 million, net of income of taxes of approximately $16 million.
We are currently assessing the impact of the requirement to recognize non-financial derivatives and embedded derivatives at fair value.
Effective January 1, 2007, we will record all financing costs for financial assets and financial liabilities in income as incurred. We had previously deferred these costs and amortized them over the term of the related debt. The carrying value of deferred costs at December 31, 2006 of $59 million, net of related income taxes, will be charged to opening deficit on transition on January 1, 2007.
In 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective for the Company beginning January 1, 2008. We are currently assessing the impact of these two new standards.
Capital Disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for us January 1, 2008.
U.S. GAAP Differences
We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our 2006 Audited Consolidated Financial Statements are described in Note 26 to the 2006 Audited Consolidated Financial Statements. The significant differences in accounting relate to:
•	Gain On Sale and Issuance of Subsidiary Shares to Non-Controlling Interest;

•	Gain on Sale of Cable Systems;

•	Pre-Operating Costs Capitalized;

•	Equity Instruments;

•	Capitalized Interest;

•	Unrealized Holding Gains and Losses on Investments;

•	Acquisition of Cable Atlantic;

•	Financial Instruments;

•	Stock-Based Compensation;

•	Pension Liability;

•	Income Taxes;

•	Installation Revenues and Costs;

•	Loss on Repayment of Long-Term Debt;

•	Acquisition of Wireless; and

•	Pensions.
Recent U.S. accounting pronouncements are also discussed in Note 26 to the 2006 Audited Consolidated Financial Statements.
Rogers Communications 2006 MD&A

6. ADDITIONAL FINANCIAL INFORMATION
Intercompany and Related Party Transactions
RCI Arrangements with its Subsidiaries
RCI has entered into a number of agreements with its subsidiaries, including Wireless, Cable and Telecom, and Media. These agreements govern the management, commercial and cost-sharing arrangements that RCI has with its subsidiaries.
RCI monitors intercompany and related party agreements to ensure they remain beneficial to the Company. RCI continually evaluates the expansion of existing arrangements and the entry into new agreements.
RCI’s agreements with its subsidiaries have historically focused on areas of operation in which joint or combined services provide efficiencies of scale or other synergies. For example, RCI manages the call centre operations of Wireless and Cable and Telecom.
More recently, RCI’s arrangements are increasingly focused on sales and marketing activities. In addition, RCI continues to look for other operations and activities that can be shared or jointly operated with other companies within the Rogers group. Any new arrangements will be entered into only if the companies believe such arrangements are in each company’s best interest. The definitive terms and conditions of the agreements relating to these arrangements are subject to the approval of the Audit Committee of the Board of Directors of each company.
Management Services Agreement
Effective December 31, 2006, we terminated the management fee arrangements which had previously been in place between RCI and each of Wireless, Cable and Telecom, and Media. Management fees will no longer be paid by Wireless, Cable and Telecom, or Media to RCI. Such fees paid by the three segments to RCI totalled approximately $93 million in 2006. Previously each of Wireless, Cable and Telecom, and Media entered into a management services agreement with RCI under which RCI agreed to provide supplemental executive, administrative, financial, strategic planning, information technology and various other services to each subsidiary. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service on the subsidiary’s Boards of Directors and on committees of the Boards of Directors, advice and assistance in relationships with employee groups, internal audits, investor relations, purchasing and legal services. In return for these services, each of the subsidiaries agreed to pay RCI certain fees, which, in the case of Cable and Telecom and Media, was an amount equal to 2% of their respective consolidated revenue for each fiscal quarter, subject to certain exceptions, and, in the case of Wireless, was an amount equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index from January 1, 1991) and an amount determined by both RCI and the directors serving on the Audit Committee of Wireless.
Customer Care Call Centres
RCI is party to agreements with Wireless and Cable and Telecom pursuant to which RCI provides customer service and sales functions through our call centres. Wireless and Cable and Telecom pay RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centres. RCI is reimbursed for the cost of providing customer service based on the actual costs incurred and is held accountable for meeting performance targets as detailed in the agreement. The assets used in the provision of these services are owned by Wireless and Cable and Telecom. The current agreements are terminable upon 90 days notice.
Accounts Receivable
RCI manages the subscriber account collection activities of Wireless and Cable and Telecom. Wireless and Cable and Telecom are responsible, however, for the costs incurred in the collection and handling of their accounts.
Rogers Communications 2006 MD&A

Information Technology
RCI manages the information technology function for Wireless and Cable and Telecom, including the operation of the billing and customer care systems. Wireless and Cable and Telecom reimburse RCI based on the actual costs incurred.
Real Estate
In late December 2006, Wireless transferred the Rogers Campus (land and buildings) at fair market value to RCI. The Rogers Campus is comprised of the properties at 333 Bloor Street East and One Mount Pleasant Road in Toronto, Ontario. In early January 2007, Wireless, Cable and Telecom, and Media transferred certain land and buildings at fair market value to RCI, and RCI will lease office space to its subsidiaries effective 2007. As a result of these transfers, it is expected that net rent expense for each of Wireless, Cable and Telecom, and Media will increase in 2007 by approximately $16 million, $6 million, and $3 million, respectively. Previously, Wireless had leased, at market rates, office space to us and our subsidiaries. RCI managed the real estate that Wireless owned. Wireless reimbursed RCI for the costs it incurred based on various factors, including the number of sites managed and employees utilized.
Wireless Services
Wireless provides wireless services to RCI and its subsidiaries. The fees RCI pays are based on actual usage at market rates.
Cost Sharing and Services Agreements
RCI entered into other cost sharing and services agreements with its subsidiaries in the areas of accounting, purchasing, human resources, accounts payable processing, remittance processing, payroll processing, e-commerce and the RCI data centre and other common services and activities. Generally, RCI provides these services to its subsidiaries and the agreements are on renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs operating expenses and makes PP&E expenditures, these costs are reimbursed to RCI, on a cost recovery basis, in accordance with the services RCI provides on behalf of the subsidiaries.
Arrangements Between Our Subsidiaries
Invoicing of Common Customers
Pursuant to an agreement with Cable and Telecom, Wireless purchases the accounts receivable and provides invoicing and subscriber account collection services for common subscribers who receive a consolidated invoice and for all cable telephony subscribers. Wireless is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these receivables at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically.
Distribution of Wireless’ Products and Services
Wireless and Cable and Telecom have entered into an agreement for the sale of their products and services through Rogers Retail, a segment of Cable and Telecom. Wireless pays Cable and Telecom commissions for new subscriptions equivalent to amounts paid to third-party distributors. Effective January 2007, the Rogers Video segment of Cable and Telecom acquired the approximately 170 Wireless-owned retail locations. This segment, now known as Rogers Retail, will provide our customers with a single direct retail channel featuring all of our wireless and cable products and services. The combined entity will continue to be a segment of Cable and Telecom.
Distribution of Cable and Telecom’s Products and Services
Wireless has agreed to provide retail field support to Cable and Telecom and to represent Cable and Telecom in the promotion and sales of its business products and services. Under the retail field support agreement, Wireless’ retail sales
Rogers Communications 2006 MD&A

representatives receive sales commissions for achieving sales targets with respect to Cable and Telecom products and services, the cost of which is reimbursed by Cable and Telecom to Wireless.
Transmission Facilities
Wireless has entered into agreements with Cable and Telecom to share the construction and operating costs of certain co-located fibre-optic transmission and microwave facilities. The costs of these facilities are allocated based on usage or ownership, as applicable. Since there are significant fixed costs associated with these transmission links, Wireless and Cable and Telecom have achieved economies of scale by sharing these facilities resulting in reduced capital costs. In addition, Wireless receives payments from Cable and Telecom for the use of its data, circuits, data transmission and links. The price of these services is based on usage or ownership, as applicable.
Long Distance
Cable and Telecom terminates long distance minutes in both North American and international markets for Wireless. These transactions are priced at fair value wholesale rates.
Advertising
Wireless and Cable and Telecom advertise their products and services through radio stations and other media outlets owned by Media. They receive a discount from the customary rates of Media. Media has also agreed to compensate Cable and Telecom for the placement of Media advertising on one or more of Cable and Telecom’s television channels.
Transfer of Subscribers to Wireless
RTHI and Fido were subject to an agreement whereby RTHI resold the wireless services of Fido. During 2005, the resale agreement was terminated and Wireless purchased the wireless subscriber base and related working capital items of RTHI for cash consideration of $6 million.
Summary of Charges from (to) Related Parties
We have entered into the following transactions in the normal course of business with certain broadcasters in which we have an equity interest.

	Years ended December 31,
(In millions of dollars)	2006	2005

Access fees paid to broadcasters accounted for by the equity method	$19	$18

In addition, we entered into certain transactions with companies, the partners or senior officers of which are or have been directors of RCI or our subsidiary companies as follows:

	Years ended December 31,
(In millions of dollars)	2006	2005

Legal services and commissions paid on premiums for insurance coverage	$2	$5
Telecommunications and programming services	—	2
Interest charges and other financing fees	—	22

	$2	$29

Rogers Communications 2006 MD&A

We made payments to companies controlled by our controlling shareholder as follows:

	Years ended December 31,
(In millions of dollars)	2006	2005

Charges to the Company for business use of aircraft and other administrative services	$1	$1

During 2005, with the approval of the Board of Directors, we entered into an arrangement to sell to our controlling shareholder, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors comprised of independent directors. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. Further to this arrangement, on April 7, 2006, a company controlled by our controlling shareholder purchased the shares in one of these wholly owned subsidiaries for cash of $7 million. On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6 million.
Rogers Communications 2006 MD&A

Five-Year Summary of Consolidated Financial Results

	Years ended December 31,
(In millions of dollars, except per share amounts)	2006	2005	2004	2003	2002

Income and Cash Flow:
Revenue
Wireless (1)	$4,580	$3,860	$2,689	$2,152	$1,843
Cable and Telecom	3,201	2,492	1,946	1,788	1,615
Media	1,210	1,097	957	855	811
Corporate and eliminations	(153)	(115)	(78)	(59)	(50)

	$8,838	$7,334	$5,514	$4,736	$4,219

Operating Profit (2)
Wireless	$1,969	$1,337	$950	$727	$528
Cable and Telecom	890	765	709	663	563
Media	151	128	115	107	88
Corporate and eliminations	(135)	(86)	(41)	(51)	(37)

	$2,875	$2,144	$1,733	$1,446	$1,142

Net Income (loss)(3)(5)	$622	$(45)	$(68)	$76	$260

Cash flow from operations(4)	$2,386	$1,551	$1,305	$1,031	$683
Property, plant and equipment expenditures	$1,712	$1,355	$1,055	$964	$1,262
Average Class A and Class B shares outstanding (Ms) (6)	641.9	577.3	480.8	451.8	427.1

Net income (loss) per share (3)(6) — basic	$0.99	$(0.08)	$(0.14)	$0.17	$0.53
— diluted	$0.97	$(0.08)	(0.14)	0.16	0.42

Balance Sheet:
Assets
Property, plant and equipment, net	$6,732	$6,152	$5,487	$5,039	$5,052
Goodwill	2,779	3,036	3,389	1,892	1,892
Intangible assets	2,152	2,627	2,856	400	424
Investments	139	138	139	229	224
Other assets	2,303	1,881	1,402	905	1,115

	$14,105	$13,834	$13,273	$8,465	$8,707

Liabilities and Shareholders’ Equity
Long-term debt (5)	$6,988	$7,739	$8,542	$5,440	$6,319
Accounts payable and other liabilities	2,917	2,567	2,346	1,535	1,273
Future income taxes	—	—	—	—	28
Non-controlling interest	—	—	—	193	133
Total liabilities	9,905	10,306	10,888	7,168	7,753
Shareholders’ equity	4,200	3,528	2,385	1,297	954

	$14,105	$13,834	$13,273	$8,465	$8,707

Ratios:

Revenue growth	21%	33%	16%	12%	11%
Operating profit growth	34%	24%	20%	27%	20%
Debt(5) /operating profit	2.4	3.6	4.9	3.8	5.5
Dividends declared per share(6)	$0.08	$0.06	$0.05	$0.05	$—

(1)	Certain current and prior year amounts related to equipment sales have been reclassified. See “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.

(2)	Operating profit is defined as income before depreciation, amortization, interest, income taxes, and non-operating items. See “Key Performance Indicators Non-GAAP Measures” section.

(3)	Certain prior year amounts related to the adoption of EIC 162 have been restated.

(4)	Cash flow from operations before changes in working capital amounts.

(5)	Years ended December 31, 2004 and prior have been restated for a change in accounting of foreign exchange translation.

(6)	Prior period shares and per share amounts have been retroactively adjusted to reflect a two-for-one-split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.
Rogers Communications 2006 MD&A

Summary of Seasonality and Quarterly Results
Quarterly results and statistics for the previous eight quarters are outlined following this section.
Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Wireless, Cable and Telecom, and Media has unique seasonal aspects to their businesses.
Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. In particular, operating results may be influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses in certain periods.
The operating results from Cable and Internet services are subject to modest seasonal fluctuations in subscriber additions and disconnections which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations, or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Rogers Retail operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle. Rogers Home Phone and Rogers Business Solutions do not have any unique seasonal aspects to their business.
The seasonality at Media is a result of fluctuations in advertising and related retail cycles since they relate to periods of increased consumer activity as well as fluctuations associated with the Major League Baseball season where revenues are generally concentrated in the spring, summer and fall months.
In addition to the seasonal trends, the most notable trend has been the quarter-by-quarter improvements in revenue and operating profit across the Wireless, Cable and Telecom, and Media businesses.
Wireless revenue and operating profit growth reflects the increasing number of wireless voice and data subscribers and increase in blended postpaid and prepaid ARPU. Wireless has continued its strategy of targeting higher value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network.
Cable and Internet services revenue and operating profit increased primarily due to price increases, and increased penetration of its digital products and incremental programming packages. Similarly, the steady growth of Internet revenues has been the result of a greater penetration of Internet subscribers as a percentage of homes passed. The decrease in the Rogers Home Phone operating profit margin primarily reflects the additional costs associated with the scaling and rapid growth of our cable telephony service including increased sales and marketing expenses. The decrease in the Rogers Business Solutions operating profit margin reflects the pricing pressures on long distance and higher carrier costs. Rogers Retail revenue and operating profit have decreased due to a decreased number of stores.
Media’s results are primarily attributable to a general upturn in demand for local advertising despite the softness with respect to national advertising.
Other fluctuations in net income from quarter-to-quarter can also be attributed to losses on repayment of debt, foreign exchange gains, changes in the fair value of derivative instruments, other income, and change in income tax expense (reduction).
Rogers Communications 2006 MD&A

Summary of Fourth Quarter 2006 Results
During the three months ended December 31, 2006, consolidated operating revenue increased 14.4% to $2,370 million in 2006 compared to $2,071 million in the corresponding period in 2005, with all of our operating segments contributing to the year-over-year growth, including 19.7% growth at Wireless, 10.6% growth at Cable and Telecom, and 5.7% growth at Media. Consolidated fourth quarter operating profit grew 46.3% year-over-year to $752 million, with 77.1% growth at Wireless, 6.5% growth at Cable and Telecom, and 20.5% growth at Media. The fourth quarter results in 2006 also reflected integration expenses of $3 million at Cable and Telecom.
Consolidated operating income for the three months ended December 31, 2006, totalled $357 million, compared to $110 million in the corresponding period of 2005, reflecting growth across all operating units.
We recorded net income of $176 million for the three months ended December 31, 2006, or basic earnings per share of $0.28 (diluted - $0.27), compared to a net loss of $67 million or basic and diluted loss per share of $0.11 in the corresponding period of 2005.
Rogers Communications 2006 MD&A

2006 Quarterly Consolidated Financial Summary

	2006
(In millions of dollars, except per share amounts)	Q1	Q2	Q3	Q4

Operating revenue
Wireless (1)	$1,005	$1,094	$1,224	$1,257
Cable and Telecom	772	787	800	842
Media	240	334	319	317
Corporate and eliminations	(33)	(36)	(38)	(46)

	1,984	2,179	2,305	2,370

Operating profit (2)
Wireless	405	486	561	517
Cable and Telecom	212	233	214	231
Media	13	52	39	47
Corporate and eliminations	(36)	(27)	(29)	(43)

	594	744	785	752

Depreciation and amortization	386	395	408	395

Operating income	208	349	377	357
Interest on long-term debt	(161)	(155)	(153)	(151)
Other income (expense)	1	17	6	(17)
Income tax reduction (expense)	(35)	68	(76)	(13)

Net income for the period	$13	$279	$154	$176

Net income per share (3) —basic	$0.02	$0.44	$0.25	$0.28
—diluted	$0.02	$0.44	$0.24	$0.27

Operating profit margin % (2)	30%	34%	34%	32%
Additions to PP&E (2)	$340	$403	$415	$554

(1)	Certain current and prior year amounts related to equipment sales have been reclassified. See “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.

(2)	As defined in “Key Performance Indicators Non-GAAP Measures” section.

(3)	Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.
Rogers Communications 2006 MD&A

2005 Quarterly Consolidated Financial Summary

	2005
(In millions of dollars, except per share amounts)	Q1	Q2	Q3	Q4

Operating revenue
Wireless (1)	$851	$933	$1,026	$1,050
Cable and Telecom	505	500	726	761
Media	219	293	285	300
Corporate and eliminations	(17)	(25)	(33)	(40)

	1,558	1,701	2,004	2,071

Operating profit (2)
Wireless	298	364	383	292
Cable and Telecom	181	172	195	217
Media	12	44	33	39
Corporate and eliminations	(15)	(15)	(22)	(34)

	476	565	589	514

Depreciation and amortization (3)	344	362	379	404

Operating income	132	203	210	110
Interest on long-term debt (3)	(183)	(177)	(176)	(163)
Other income (expense)	8	(3)	18	(22)
Income tax reduction (expense)	(3)	(4)	(3)	8

Net income (loss) for the period	$(46)	$19	$49	$(67)

Net income (loss) per share (4) —basic	$(0.09)	$0.04	$0.08	$(0.11)
—diluted	$(0.09)	$0.04	$0.08	$(0.11)

Operating profit margin % (2)	31%	33%	29%	25%
Additions to PP&E (2)	$260	$345	$319	$431

(1)	Certain current and prior year amounts related to equipment sales have been reclassified. See “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.

(2)	As defined in “Key Performance Indicators Non-GAAP Measures” section.

(3)	Certain prior year amounts have been reclassified to conform to the current year presentation.

(4)	Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.
Rogers Communications 2006 MD&A

Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.
Management’s Report on Internal Control Over Financial Reporting
The management of our company is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an attestation report on Management’s assessment of the internal control over financial reporting.
Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures
The implementation of a new integrated Oracle based financial system during the year allowed us to take steps to strengthen our internal controls over financial reporting. We believe that additional changes to the control processes and procedures over accounts payable and certain accrued liabilities, which were finalized in the fourth quarter, have enhanced our system of internal controls.
Rogers Communications 2006 MD&A

SUPPLEMENTARY INFORMATION: NON-GAAP CALCULATIONS
Operating Profit Margin Calculations

(In millions of dollars)	2006	2005

RCI:
Operating Profit (1)	$2,875	$2,144
Divided by Total Revenue	8,838	7,334

RCI Operating Profit Margin	32.5%	29.2%

WIRELESS:
Operating Profit (1)	$1,969	$1,337
Divided by Network Revenue	4,313	3,614

Wireless Operating Profit Margin	45.7%	37.0%

CABLE AND TELECOM:
Cable and Internet:
Operating Profit (1)	$833	$723
Divided by Revenue	1,944	1,735

Cable and Internet Operating Profit Margin	42.8%	41.7%

Rogers Home Phone:
Operating Profit (1)	$10	$9
Divided by Revenue	355	150

Rogers Home Phone Operating Profit Margin	2.8%	6.0%

Rogers Business Solutions:
Operating Profit (1)	$49	$20
Divided by Revenue	596	284

Rogers Business Solutions Operating Profit Margin	8.2%	7.0%

Rogers Retail:
Operating Profit (1)	$7	$18
Divided by Revenue	310	327

Rogers Retail Operating Profit Margin	2.3%	5.5%

MEDIA:
Operating Profit (1)	$151	$128
Divided by Revenue	1,210	1,097

Media Operating Profit Margin	12.5%	11.7%

(1)	As defined in “Key Performance Indicators Non-GAAP Measures” section.
Rogers Communications 2006 MD&A

Wireless Non-GAAP Calculations (1)

(In millions of dollars, subscribers in thousands,
except per subscriber figures and operating profit margin)	2006	2005

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$4,084	$3,384
Divided by: average postpaid wireless voice and data subscribers	5,059.6	4,435.8
Divided by: 12 months	12	12

	$67.27	$63.56

Prepaid ARPU (monthly)
Prepaid revenue	$214	$210
Divided by: average prepaid subscribers	1,322.0	1,323.2
Divided by: 12 months	12	12

	$13.49	$13.20

Cost of acquisition per gross addition
Total sales and marketing expenses	$604	$604
Equipment margin loss (acquisition related)	196	192

	$800	$796

Divided by: total gross wireless additions (postpaid, prepaid, and one-way messaging)	2,006.6	2,053.0

	$399	$388

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$1,376	$1,240
Integration expenses	3	54
Equipment margin loss (retention related)	165	187

	$1,544	$1,481

Divided by: average total wireless subscribers	6,528.0	5,938.9
Divided by: 12 months	12	12

	$19.69	$20.78

Equipment margin loss
Equipment sales	$267	$246
Cost of equipment sales	(628)	(625)

	$(361)	$(379)

Acquisition related	$(196)	$(192)
Retention related	(165)	(187)

	$(361)	$(379)

Operating profit margin
Operating profit	$1,969	$1,337
Divided by network revenue	4,313	3,614

Operating profit margin	45.7%	37.0%

(1)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.
Rogers Communications 2006 MD&A

Cable and Telecom Non-GAAP Calculations (2)

(In millions of dollars, subscribers in thousands, except ARPU	Years Ended December 31,
figures and operating profit margin)	2006	2005

Core cable ARPU
Core cable revenue	$1,421	$1,299
Divided by: average basic cable subscribers	2,261.3	2,251.0
Divided by: 12 months	12	12

	$52.37	$48.09

Internet ARPU (1)
Internet revenue	$523	$436
Less: dial-up Internet revenue	(5)	(4)

	$518	$432
Divided by: average Internet (residential) subscribers	1,198.4	1,027.4
Divided by: 12 months	12	12

	$36.02	$35.04

Cable and Internet:
Operating profit	$833	$723
Divided by revenue	1,944	1,735

Cable and Internet operating profit margin	42.8%	41.7%

Rogers Home Phone:
Operating profit	$10	$9
Divided by revenue	355	150

Rogers Home Phone operating profit margin	2.8%	6.0%

Rogers Business Solutions:
Operating profit	$49	$20
Divided by revenue	596	284

Rogers Business Solutions operating profit margin	8.2%	7.0%

Rogers Retail:
Operating profit	$7	$18
Divided by revenue	310	327

Rogers Retail Stores operating profit margin	2.3%	5.5%

Customer relationships (unique):
Basic cable customers	2,277.1	2,263.8
Internet subscribers	1,291.0	1,136.2
Less: subscribers to both basic cable and Internet	(1,107.1)	(988.5)

	2,461.0	2,411.5

(1)	Internet ARPU calculation does not include revenue or subscriber amounts related to dial-up customers.

(2)	For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.
Rogers Communications 2006 MD&A

Consolidated Financial Statements of
ROGERS COMMUNICATIONS INC.
Years ended December 31, 2006 and 2005

ROGERS COMMUNICATIONS INC.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
DECEMBER 31, 2006
The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.
The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgments of management and in their opinion present fairly, in all material respects, Rogers Communications lnc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the financial statements.
Management of Rogers Communications Inc., in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Rogers Communications lnc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.
The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.
The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review Management’s Discussion and Analysis, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.
The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.
March 9, 2007

/s/ Edward S. Rogers, O.C.	/s/ William W. Linton, C.A.

Edward S. Rogers, O.C.	William W. Linton, C.A.
President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Board of Directors of Rogers Communications Inc.
We have audited the accompanying consolidated balance sheets of Rogers Communications Inc. (the “Company”) and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, deficit and cash flows for each of the years in the two-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 26 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 9, 2007, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
/s/  KPMG LLP
Chartered Accountants
Toronto, Canada
March 9, 2007

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Board of Directors of Rogers Communications Inc.
We have audited management’s assessment, included in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2006, that Rogers Communications Inc. (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the COSO.
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 9, 2007 expressed an unqualified opinion on those consolidated financial statements.
/s/  KPMG LLP
Chartered Accountants
Toronto, Canada
March 9, 2007

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005

	2006	2005
		(Restated -
		note 2(b))
Operating revenue (note 3(b))	$8,838	$7,334

Cost of sales	956	940
Sales and marketing expenses	1,226	1,122
Operating, general and administrative expenses	3,763	3,062
Integration and store closure expenses (notes 4(d) and 6)	18	66
Depreciation and amortization	1,584	1,489

Operating income	1,291	655

Interest on long-term debt	620	699

	671	(44)

Loss on repayment of long-term debt (note 15(d))	(1)	(11)
Foreign exchange gain (note 2(h))	2	35
Change in fair value of derivative instruments	(4)	(25)
Other income, net	10	2

Income (loss) before income taxes	678	(43)

Income tax expense (reduction) (note 7):
Current	(5)	11
Future	61	(9)

	56	2

Net income (loss) for the year	$622	$(45)

Net income (loss) per share (note 8):
Basic	$0.99	$(0.08)
Diluted	0.97	(0.08)

See accompanying notes to consolidated financial statements.

1

ROGERS COMMUNICATIONS INC.
Consolidated Balance Sheets
(In millions of Canadian dollars)
December 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Accounts receivable, net of allowance for doubtful accounts of $114 (2005 - $98)	$1,077	$891
Other current assets (note 9)	270	285
Future income tax asset (note 7)	387	113

	1,734	1,289

Property, plant and equipment (note 10)	6,732	6,152
Goodwill (note 11(a))	2,779	3,036
Intangible assets (note 11(b))	2,152	2,627
Investments (note 12)	139	138
Deferred charges (note 13)	118	132
Future income tax asset (note 7)	299	347
Other long-term assets (note 14)	152	113

	$14,105	$13,834

Liabilities and Shareholders’ Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$19	$104
Accounts payable and accrued liabilities	1,792	1,411
Current portion of long-term debt (notes 15 and 27)	451	286
Current portion of derivative instruments (note 16)	7	14
Unearned revenue	227	177

	2,496	1,992

Long-term debt (notes 15 and 27)	6,537	7,453
Derivative instruments (note 16)	769	787
Other long-term liabilities (note 17)	103	74

	9,905	10,306

Shareholders’ equity (note 20)	4,200	3,528

	$14,105	$13,834

Commitments (note 23)
Guarantees (note 24)
Contingent liabilities (note 25)
Canadian and United States accounting policy differences (note 26)
Subsequent events (note 27)
See accompanying notes to consolidated financial statements.
On behalf of the Board:

/s/ Edward S. Rogers, O.C. Director	/s/ Ronald D. Besse Director

2

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Deficit
(In millions of Canadian dollars)
Years ended December 31, 2006 and 2005

	2006	2005

Deficit, beginning of year:
As previously reported	$(602)	$(520)
Change in accounting policy related to stock-based compensation (note 2(b))	(4)	(4)

As restated	(606)	(524)

Net income (loss) for the year	622	(45)

Dividends on Class A Voting and Class B Non-Voting shares	(49)	(37)

Deficit, end of year	$(33)	$(606)

See accompanying notes to consolidated financial statements.

3

ROGERS COMMUNICATIONS INC.
Consolidated Statements of Cash Flows
(In millions of Canadian dollars)
Years ended December 31, 2006 and 2005

	2006	2005

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$622	$(45)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	1,584	1,489
Program rights and Rogers Retail rental inventory depreciation	75	90
Future income taxes	61	(9)
Unrealized foreign exchange gain	2	(35)
Change in fair value of derivative instruments	4	25
Loss on repayment of long-term debt	1	11
Stock-based compensation expense	49	42
Accreted interest on Convertible Preferred Securities	—	18
Amortization on fair value increment of long-term debt and derivatives	(11)	(15)
Sale of income tax losses to related party	13	—
Other	(14)	(20)

	2,386	1,551
Change in non-cash working capital items (note 21(a))	75	(298)

	2,461	1,253

Investing activities:
Additions to property, plant and equipment	(1,712)	(1,355)
Change in non-cash working capital items related to property, plant and equipment	134	(38)
Cash and cash equivalents acquired on acquisition	2	44
Acquisition of Microcell Telecommunications Inc.	—	(52)
Other acquisitions	(6)	(38)
Additions to program rights	(32)	(25)
Other	(31)	3

	(1,645)	(1,461)

Financing activities:
Issue of long-term debt	1,098	1,369
Repayment of long-term debt	(1,836)	(1,509)
Financing costs incurred	—	(5)
Issue of capital stock	74	100
Dividends paid on Class A Voting and Class B Non-Voting shares	(47)	(26)
Proceeds on termination of cross-currency interest rate exchange agreements	—	402
Payment on termination of cross-currency interest rate exchange agreements	(20)	(471)

	(731)	(140)

Increase (decrease) in cash and cash equivalents	85	(348)

Cash and cash equivalents (deficiency), beginning of year	(104)	244

Cash deficiency, end of year	$(19)	$(104)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.
For supplemental cash flow information and disclosure of non-cash transactions see note 21(b) and (c).
See accompanying notes to consolidated financial statements.

4

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
1.	Nature of the business:

Rogers Communications Inc. (“RCI”) is a Canadian communications company, with substantially all of its operations and sales in Canada, engaged in wireless voice, messaging and data services through its wholly owned subsidiary, Rogers Wireless Communications Inc. (“Wireless”); cable television, high-speed Internet access, cable and circuit-switch telephony, data networking and video retailing (“Rogers Retail”) through its wholly owned subsidiary, Rogers Cable Inc. (“Cable”); and radio and television broadcasting, televised home shopping, publishing, and sports entertainment through its wholly owned subsidiary, Rogers Media Inc. (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

2.	Significant accounting policies:
(a)	Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from United States GAAP as described in note 26.

The consolidated financial statements include the accounts of RCI and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Investments over which the Company has joint control are accounted for by the proportionate consolidation method. Other investments are recorded at cost. Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

(b)	Restatement and reclassification of comparative figures:
(i)	Applicable share and per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares in December 2006. This stock split is described in note 20(a)(ii).

5

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(ii)	During 2006, the Company completed a reorganization whereby ownership of the operating subsidiaries of Rogers Telecom Holdings Inc., a wholly owned subsidiary of the Company, was transferred to Cable. The reorganization impacted the Company’s management reporting resulting in changes to the Company’s reportable segments. Effective January 2006, the following are the reportable segments of the Company: Wireless, Media, Cable and Internet, Rogers Business Solutions, Rogers Home Phone and Rogers Retail (formerly known as Rogers Video). Comparative figures are presented on this basis in note 3.

Effective 2007, Rogers Retail will be responsible for the operation of all retail stores owned by the Company.

(iii)	During 2006, the Company determined that certain transactions related to the sale of wireless equipment were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. The Company determined these transactions should be reflected as a reduction of equipment revenue and has reclassified prior year figures to reflect this accounting, resulting in a $148 million reduction of both revenue and cost of sales in 2005. As a result of this reclassification, there was no change to previously reported net income (loss), operating income, reported cash flows or the amounts recorded in the consolidated balance sheets.

(iv)	In 2006, the Company adopted the provisions of Emerging Issues Committee (“EIC”) Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. Where a stock-based compensation plan contains provisions that allow an employee to continue vesting in a stock-based award after the employee has retired, EIC 162 requires that the compensation cost attributable to such an award be expensed immediately for employees who are eligible to retire at the date of grant. For an employee who will become eligible to retire during the vesting period of an award, EIC 162 requires that compensation cost be recognized as an expense over the period from the date of grant to the date the employee becomes eligible to retire. EIC 162 was applied retroactively to all stock-based compensation awards, with restatement of prior periods. The adoption of EIC 162 resulted in an increase in the opening 2005 deficit and contributed surplus of $4 million and an increase in 2005 stock-based compensation expense of less than $1 million. For 2006, the adoption of EIC 162 resulted in incremental stock-based compensation of less than $1 million from that which would otherwise have been recorded.

6

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
Certain other comparative figures have been reclassified to conform with the current year’s presentation.

(c)	Revenue recognition:

The Company’s principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:
(i)	Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;

(ii)	Revenue from airtime, roaming, long-distance and optional services, pay-per-use services, video rentals, and other sales of products are recorded as revenue as the services or products are delivered;

(iii)	Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

(iv)	Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless these fees are recorded as part of equipment revenue or, in Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to property, plant and equipment (“PP&E”) and amortized over the useful life of the related assets;

(v)	Advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations and the period in which advertising is featured in the Company’s media publications;

7

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(vi)	Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;

(vii)	The Toronto Blue Jays Baseball Club’s (“Blue Jays”) revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and

(viii)	Multi-product discounts incurred as Wireless, Cable and Media products and services are provided are charged directly to the revenue for the products and services to which they relate.
The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and the Company’s relevant revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(d)	Subscriber acquisition and retention costs:

Except as described in note 2(c)(iv), as it relates to cable installation costs, the Company expenses the costs related to the acquisition or retention of subscribers.

8

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(e)	Stock-based compensation and other stock-based payments:

The Company accounts for all stock option plans using the fair value method. The estimated fair value is amortized to expense over the period in which the related services are rendered, which is usually the vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

Stock-based awards that are settled in cash, may be settled in cash at the option of employees or directors, or that the Company intends to settle in cash, including restricted stock units and directors’ deferred share units, are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the awards. Compensation cost for the awards is recorded in income over the vesting period of the award. Changes in the Company’s payment obligation during the vesting period are recorded in income over the vesting period. Changes in the Company’s payment obligation after the vesting period but prior to the settlement date are recognized immediately in income. The payment amount is established for these awards on the date of exercise of the award by the employee or director.

Under the terms of the Company’s employee share accumulation plan, participating employees can contribute a specified percentage of their regular earnings through regular payroll deductions which are then used to purchase Class B Non-Voting shares of the Company. On a quarterly basis, the Company makes certain defined contribution matches, which are recorded as compensation expense.

9

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(f)	Depreciation:

PP&E and Rogers Retail rental inventory are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Mainly diminishing balance	5% to 6-2/3%
Towers, headends and transmitters	Straight line	6-2/3% to 25%
Distribution cable and subscriber drops	Straight line	5% to 20%
Network equipment	Straight line	6-2/3% to 33-1/3%
Wireless network radio base station equipment	Straight line	12-1/2% to 14-1/3%
Computer equipment and software	Straight line	14-1/3% to 33-1/3%
Customer equipment	Straight line	20% to 33-1/3%
Leasehold improvements	Straight line	Over shorter of estimated useful life and lease term
Rogers Retail rental inventory	Mainly diminishing balance	6 months
Other	Mainly diminishing balance	20% to 33-1/3%

Depreciation expense for Rogers Retail rental inventory is charged to operating, general and administrative expenses. Depreciation for PP&E is charged to depreciation and amortization expense.

(g)	Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. Income tax expense is generally the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

10

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(h)	Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet dates and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. Foreign exchange gains are primarily related to the translation of long-term debt.

(i)	Derivative instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes.

The Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument’s inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying currency risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Derivative instruments that meet these criteria are carried at their intrinsic value.

For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against income.

11

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(j)	Net income (loss) per share:

The Company uses the treasury stock method for calculating diluted net income (loss) per share. The diluted net income (loss) per share calculation considers the impact of employee stock options and other potentially dilutive instruments, as described in note 8.

(k)	Inventories:

Inventories are primarily valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Rogers Retail rental inventory, which includes videocassettes, DVDs and video games, is depreciated to its estimated residual value. The residual value of Rogers Retail rental inventory is recorded as a charge to operating expense upon the sale of Rogers Retail rental inventory. Depreciation of Rogers Retail rental inventory is charged to operating, general and administrative expenses on a diminishing-balance basis over a six-month period.

(l)	Deferred charges:

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods of up to five years.

(m)	Pension benefits:

The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses the current settlement discount rate to measure the accrued pension benefit obligation and uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of the employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the fair value of the plan assets at the beginning of the year.

12

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
          The Company uses the following methods and assumptions for pension accounting:
(i)	The cost of pensions is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, compensation levels at the time of retirement and retirement ages of employees. Changes in these assumptions would impact future pension expense.

(ii)	For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(iii)	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees.
(n)	Property, plant and equipment:

PP&E are recorded at cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

The cost of the initial cable subscriber installation is capitalized. Costs of all other cable connections and disconnections are expensed, except for direct incremental installation costs related to reconnect Cable customers, which are deferred to the extent of reconnect installation revenues. Deferred reconnect revenues and expenses are amortized over the related estimated service period of approximately four years.

(o)	Acquired program rights:

Acquired broadcast program rights are carried at the lower of cost less accumulated amortization, and net realizable value. Acquired program rights and the related liabilities are recorded on the balance sheets when the licence period begins and the program is available for use. The cost of acquired program rights is amortized over the expected performance period of the related programs. Net realizable value of acquired program rights is assessed using an industry standard methodology.

13

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(p)	Goodwill and intangible assets:
(i)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

(ii)	Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(q). Intangible assets having an indefinite life, being spectrum and broadcast licences, are not amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair value to their carrying amount. An impairment loss on an indefinite life intangible asset is recognized when the carrying amount of the asset exceeds its fair value.

14

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives as follows:

Brand names — Rogers	20 years
Brand names — Fido	5 years
Subscriber bases	2-1/4 to 4-2/3 years
Baseball player contracts	5 years
Roaming agreements	12 years
Dealer networks	4 years
Wholesale agreements	38 months
The Company has tested goodwill and intangible assets with indefinite lives for impairment during 2006 and 2005 and determined that no impairment in the carrying value of these assets existed.

(q)	Long-lived assets:

Long-lived assets, including PP&E and intangible assets with finite useful lives, are depreciated and amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. During 2006 and 2005, the Company has determined that no impairment in the carrying value of these assets existed.

15

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(r)	Asset retirement obligations:

Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to operating expenses.

(s)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts and certain accrued liabilities, the ability to use income tax loss carryforwards and other future income tax assets, capitalization of internal labour and overhead, useful lives of depreciable assets and intangible assets with finite lives, discount rates and expected returns on plan assets affecting pension expense and the deferred pension asset and the recoverability of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows. For business combinations, key areas of estimation and judgment include the allocation of the purchase price and related integration and severance costs.

Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded carrying amounts.

16

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(t)	Recent Canadian accounting pronouncements:
(i)	Non-monetary transactions:

In 2005, The Canadian Institute of Chartered Accountants (“CICA)” issued Handbook Section 3831, Non-monetary Transactions, (“CICA 3831”), replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when:
(a)	the transaction lacks commercial substance;

(b)	the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

(c)	neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

(d)	the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.
In these cases, the transaction must be measured at the carrying value. The new requirements were effective for transactions occurring on or after January 1, 2006. This new standard has not had a material impact on the Company’s consolidated financial statements.
(ii)	Accounting changes:

In 2006, the CICA issued Handbook Section 1506, Accounting Changes (“CICA 1506”). CICA 1506 prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard, to be adopted on January 1, 2007, is not expected to have a material impact on the Company’s consolidated financial statements.

17

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
(iii)	Financial instruments:

In 2005, the CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new standards are effective for the Company’s interim and annual financial statements commencing January 1, 2007.

A new statement entitled “Consolidated Statements of Comprehensive Income (Loss)” will be added to the Company’s consolidated financial statements and will include net income (loss) as well as other comprehensive income (loss). Accumulated other comprehensive income (loss) will form part of shareholders’ equity.

Under these standards, all of the Company’s financial assets will be classified as available-for-sale or as loans and receivables. Available-for-sale investments will be carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive income (loss). Loans and receivables and all financial liabilities will be carried at amortized cost using the effective interest method. Upon adoption, the Company has determined that none of its financial assets will be classified as held-for-trading or held-to-maturity and none of its financial liabilities will be classified as held-for-trading. The impact of the classification provisions of the new standards will be an adjustment of the carrying value of available-for-sale investments to fair value and is estimated to be an increase of $212 million, with a corresponding increase in opening accumulated other comprehensive income.

All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately. The impact of remeasuring hedging derivatives at fair value on January 1, 2007 will be recognized in opening deficit and opening accumulated other comprehensive income (loss), as appropriate. The impact of remeasuring hedging derivatives on the consolidated financial statements on January 1, 2007 is estimated to be an increase in derivative instruments of approximately $571 million, an increase in opening deficit of $10 million, and a decrease in opening accumulated other comprehensive income of $393 million, net of income taxes of approximately $168 million.

18

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
2.	Significant accounting policies (continued):
In addition, the unamortized deferred transitional gain of $54 million will be eliminated upon adoption, the impact of which is estimated to be an increase to opening deficit of $38 million, net of income of taxes of approximately $16 million.

The Company is currently assessing the impact of the requirement to recognize non-financial derivatives and embedded derivatives at fair value.

Effective January 1, 2007, the Company will record all financing costs for financial assets and financial liabilities in income as incurred. The Company had previously deferred these costs and amortized them over the term of the related debt. The carrying value of deferred costs at December 31, 2006 of $59 million, net of related income taxes, will be charged to opening deficit on transition on January 1, 2007.

In 2006, the CICA issued Handbook Section 3862, Financial Instruments — Disclosures, and Handbook Section 3863, Financial Instruments — Presentation. These new standards will be effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards.

(iv)	Capital disclosures:

In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for the Company effective January 1, 2008.

19

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
3.	Segmented information:
(a)	Operating segments:

All of the Company’s reportable segments are substantially in Canada. Information by reportable segment for the years ended December 31, 2006 and 2005 is as follows:

2006						2005
		Cable		Corporate			Cable		Corporate
		and		items and	Consolidated		and		items and	Consolidated
	Wireless	Telecom	Media	eliminations	totals	Wireless	Telecom	Media	eliminations	totals
						(Restated -				(Restated -
						note 2(b))				note 2(b))
Operating revenue	$4,580	$3,201	$1,210	$(153)	$8,838	$3,860	$2,492	$1,097	$(115)	$7,334

Cost of sales	628	153	175	—	956	625	158	157	—	940
Sales and marketing expenses	604	412	206	4	1,226	604	320	198	—	1,122
Operating, general and administrative expenses	1,376	1,731	678	(22)	3,763	1,240	1,244	614	(36)	3,062
Integration and store closure expenses	3	15	—	—	18	54	5	—	7	66

	1,969	890	151	(135)	2,875	1,337	765	128	(86)	2,144
Management fees (recovery)	12	64	17	(93)	—	12	41	15	(68)	—

	1,957	826	134	(42)	2,875	1,325	724	113	(18)	2,144
Depreciation and amortization	630	662	52	240	1,584	624	558	52	255	1,489

Operating income (loss)	1,327	164	82	(282)	1,291	701	166	61	(273)	655
Interest:
Long-term debt	(398)	(223)	(14)	15	(620)	(397)	(249)	(9)	(44)	(699)
Intercompany	89	(35)	(2)	(52)	—	37	(24)	(4)	(9)	—
Foreign exchange gain (loss)	1	1	—	—	2	26	12	1	(4)	35
Gain (loss) on repayment of long-term debt	—	—	—	(1)	(1)	—	(27)	—	16	(11)
Change in fair value of derivative instruments	(5)	1	—	—	(4)	(27)	2	—	—	(25)
Other income (expense)	(2)	—	6	6	10	(6)	3	1	4	2
Income tax reduction (expense)	(274)	269	68	(119)	(56)	84	(5)	14	(95)	(2)

Net income (loss) for the year	$738	$177	$140	$(433)	$622	$418	$(122)	$64	$(405)	$(45)

Additions to PP&E	$684	$794	$48	$186	$1,712	$585	$714	$40	$16	$1,355

Goodwill	$1,150	$926	$703	$—	$2,779	$1,212	$1,118	$706	$—	$3,036

Total assets	$7,471	$5,216	$1,459	$(41)	$14,105	$8,793	$4,627	$1,321	$(907)	$13,834

20

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
3.	Segmented information (continued):
In addition, Cable and Telecom consists of the following reportable segments. Information by reportable segment for the years ended December 31, 2006 and 2005 is as follows:

2006							2005
						Total						Total
	Cable	Rogers	Rogers		Corporate	Cable	Cable	Rogers	Rogers		Corporate	Cable
	and	Home	Business	Rogers	items and	and	and	Home	Business	Rogers	items and	and
	Internet	Phone	Solutions	Retail	eliminations	Telecom	Internet	Phone	Solutions	Retail	eliminations	Telecom

Operating revenue	$1,944	$355	$596	$310	$(4)	$3,201	$1,735	$150	$284	$327	$(4)	$2,492

Cost of sales	—	—	—	153	—	153	—	—	—	158	—	158
Sales and marketing expenses	123	96	70	123	—	412	123	27	38	132	—	320
Operating, general and administrative expenses	988	249	477	21	(4)	1,731	889	114	226	19	(4)	1,244
Integration and store closure expenses	—	—	—	6	9	15	—	—	—	—	5	5

	$833	$10	$49	$7	$(9)	$890	$723	$9	$20	$18	$(5)	$765

Additions to PP&E	$492	$193	$98	$11	$—	$794	$515	$121	$63	$15	$—	$714

In late December 2006 and January 2007, the Company’s real estate properties and related leases were transferred to RCI from its subsidiaries. This transfer of real estate is not anticipated to have a material impact on the future results of these operating segments.
Effective January 2007, the Rogers Retail segment of the Company acquired the assets of approximately 170 Wireless retail locations with a carrying value of approximately $20 million, for cash consideration of $73 million, which represented fair value. The combined operations continue to be in the Rogers Retail segment of the company.
Beginning in 2007, the Cable and Internet and Rogers Home Phone segments will be combined to align with changes in management and internal reporting implemented in 2007.

21

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
3. Segmented information (continued):
(b)	Product revenue:

Revenue from external customers is comprised of the following:

	2006	2005
		(Restated -
		note 2(b))
Wireless:
Post paid (voice and data)	$4,084	$3,384
Prepaid	214	210
One-way messaging	15	20

Network revenue	4,313	3,614

Equipment sales	267	246

	4,580	3,860

Cable and Telecom:
Cable and Internet	1,944	1,735
Rogers Home Phone	355	150
Rogers Business Solutions	596	284
Rogers Retail	310	327
Intercompany eliminations	(4)	(4)

	3,201	2,492

Media:
Advertising	555	503
Circulation and subscription	149	137
Retail	279	252
Blue Jays	163	149
Other	64	56

	1,210	1,097

Corporate items and intercompany eliminations	(153)	(115)

	$8,838	$7,334

22

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
4.	Business combinations:
(a)	During 2006, the Company made various acquisitions, accounted for by the purchase method, for cash consideration totalling $6 million.

(b)	2005 acquisitions:

The Company completed the following acquisitions during 2005 which were accounted for by the purchase method:
(i)	Call-Net Enterprises Inc.:

On July 1, 2005, the Company acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share for share transaction (the “Call-Net Acquisition”) for total consideration of approximately $328 million. Call-Net, primarily through its wholly owned subsidiary, Sprint Canada Inc., was a Canadian integrated communications solutions provider of home phone, wireless, long distance and Internet access services to households, and local, long distance, toll free, enhanced voice, data and Internet access services to businesses across Canada. The operations of Call-Net were consolidated with those of the Company as of July 1, 2005.

Holders of common shares and Class B Non-Voting shares of Call-Net received a fixed exchange ratio of two Class B Non-Voting shares of the Company for each 4.25 common shares and/or Class B Non-Voting shares of Call-Net held by them. In addition, each holder of outstanding Call-Net options received fully-vested options of the Company using the same 4.25 exchange ratio.

23

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
4. Business combinations (continued):
During 2006, the Company finalized the purchase price allocation upon receipt of the final valuations of certain tangible and intangible assets acquired. These adjustments included an increase in the fair value assigned to PP&E of $22 million from that recorded and disclosed in the 2005 consolidated financial statements. Additionally, the fair value of the subscriber bases acquired increased by $24 million from that recorded and disclosed in the 2005 consolidated financial statements. Accompanied with a $1 million adjustment to accrued transaction costs, these adjustments resulted in a decrease in goodwill acquired of $47 million.

Goodwill related to the Call-Net Acquisition has been assigned to the Rogers Home Phone and Rogers Business Solutions business units.

(ii)	Other:

On January 31, 2005, the Company completed the acquisition of Rogers Centre, a multi-purpose stadium located in Toronto, Canada for a purchase price of approximately $27 million, including acquisition costs, plus $5 million of assumed liabilities. The purchase price has been allocated to working capital and PP&E. The operations of Rogers Centre were consolidated with those of the Company as of January 31, 2005.

Two other acquisitions occurred during 2005 for cash consideration of approximately $11 million.

24

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
4.	Business combinations (continued):
(c)	Purchase price allocations:

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed for the acquisitions in 2005.

	Call-Net	Other	Total

Consideration:

Cash	$—	$36	$36
Class B Non-Voting shares	316	—	316
Options issued as consideration	8	—	8
Acquisition costs	4	2	6

Purchase price	$328	$38	$366

Cash and cash equivalents	$44	$—	$44
Short-term investments	22	—	22
Accounts receivable	29	5	34
Other current assets	27	5	32
Inventory	—	1	1
Other long-term assets	5	—	5
Subscriber bases	123	—	123
PP&E	340	32	372
Investments	1	—	1
Accounts payable and accrued liabilities	(147)	(11)	(158)
Unearned revenue	—	(3)	(3)
Liabilities assumed on acquisition	(4)	(6)	(10)
Long-term debt	(293)	—	(293)
Other long-term liabilities	(10)	—	(10)

Fair value of net assets acquired	$137	$23	$160

Goodwill	$191	$15	$206

25

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
4.	Business combinations (continued):
(d)	Integration expenses:

As part of the acquisition of Call-Net and the 2004 acquisition of Microcell Telecommunications Inc. (“Fido”), in 2005 and 2006, the Company incurred certain integration costs that did not qualify to be included as part of the purchase price allocation as a liability assumed on acquisition. Rather, these costs are recorded within operating expenses. These expenses include various severance, consulting and other incremental restructuring costs directly related to the acquisitions.

During 2006, the Company incurred $9 million in integration expenses related to the Call-Net Acquisition (2005 — $12 million) and $3 million in integration expenses related to the Fido acquisition (2005 — $54 million).

(e)	Pro forma results of operations:

The pro forma results of operations had the Company acquired Call-Net on January 1, 2004 would have been as follows:

(Unaudited)	2005
(Restated -
note 2(b))
Operating revenue	$7,762

Loss for the year	$(176)

Loss per share:
Basic and diluted	$(0.30)

26

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
5.	Investment in joint ventures:

The Company has contributed certain assets to joint ventures involved in the provision of wireless broadband Internet service and in certain mobile commerce initiatives (notes 11(b) and (23)). As at December 31, 2006 and for the year then ended, proportionately consolidating these joint ventures resulted in the following increases (decreases) in the accounts of the Company:

Current assets	$11
Long-term assets	42
Current liabilities	3
Revenue	—
Expenses	20
Net income	(20)

6.	Store closure expenses:

During 2006, the Company closed 21 of its Rogers Retail stores in Ontario and Québec. The costs to exit these stores include lease termination and involuntary severance costs totalling $3 million, as well as a write-down of the related PP&E totalling $3 million for the year ended December 31, 2006.

27

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
7.	Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2006	2005

Future income tax assets:
Non-capital income tax loss carryforwards	$981	$1,389
Capital loss carryforwards	21	5
Deductions relating to long-term debt and other transactions denominated in foreign currencies	41	87
Investments	52	59
PP&E and inventory	46	87
Other deductible differences	125	149

Total future income tax assets	1,266	1,776
Less valuation allowance	150	618

	1,116	1,158

Future income tax liabilities:
Goodwill and intangible assets	(407)	(680)
Other taxable differences	(23)	(18)

Total future income tax liabilities	(430)	(698)

Net future income tax asset	686	460

Less current portion	387	113

	$299	$347

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax assets and available tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future income tax assets.

28

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
7.	Income taxes (continued):

In making an assessment of whether future income tax assets are more likely than not to be realized, management regularly prepares information regarding the expected use of such assets by reference to its internal income forecasts. Based on management’s estimates of the expected realization of future income tax assets, during 2006 the Company reduced the valuation allowance to reflect that it is more likely than not that certain future income tax assets will be realized. Approximately $300 million of the reduction in the valuation allowance related to future income tax assets arising from acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill in the amount of $209 million and other intangible assets in the amount of $91 million.

The valuation allowance at December 31, 2006 includes $70 million of future income tax assets relating to foreign non-capital loss carryforwards and $80 million of future income tax assets relating to capital losses and similar items.

In 2000, the Company received a $241 million payment (the “Termination Payment”) from Le Group Vidéotron Ltée (“Vidéotron”) in respect of the termination of a merger agreement between the Company and Vidéotron. The Canada Revenue Agency (“CRA”) disagreed with the Company’s tax filing position in respect of the Termination Payment and in May 2006, issued a Notice of Reassessment. The Company has negotiated a settlement with the CRA which resulted in a $67 million reduction to the non-capital income tax losses carried forward by the Company. As a result, a corresponding future income tax charge of $25 million was recorded for 2006.

29

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
7.	Income taxes (continued):

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income (loss) before income taxes for the following reasons:

	2006	2005

Statutory income tax rate	35.8%	36.1%

Income tax expense (reduction) on income (loss) before income taxes	$243	$(16)
Increase (decrease) in income taxes resulting from:
Difference between rates applicable to subsidiaries in other jurisdictions	(12)	1
Change in the valuation allowance for future income tax assets	(168)	11
Adjustments to future income tax assets and liabilities for changes in substantively enacted rates	(14)	(23)
Stock-based compensation	15	14
Large Corporations Tax	—	10
Other items	(8)	5

Income tax expense	$56	$2

As at December 31, 2006, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:

2007	$156
2008	668
2009	229
2010	183
2011	—
Thereafter	1,479

$2,715

As at December 31, 2006, the Company had approximately $127 million in non-capital income tax losses available in foreign subsidiaries expiring between 2021 and 2026.

As at December 31, 2006, the Company had approximately $131 million in capital losses available.

30

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
8.	Net income (loss) per share:

The following table sets forth the calculation of basic and diluted net income (loss) per share:

	2006	2005
		(Restated-
		note 2(b))
Numerator:
Net income (loss) for the year, basic and diluted	$622	$(45)

Denominator (in millions):
Weighted average number of shares outstanding — basic	631.8	577.3

Effect of dilutive securities:
Employee stock options	10.1	—

Weighted average number of shares outstanding — diluted	641.9	577.3

Net income (loss) per share:
Basic	$0.99	$(0.08)
Diluted	0.97	(0.08)

For 2005, the effect of potentially dilutive securities, including the Convertible Debentures and the Convertible Preferred Securities, were excluded from the computation of diluted net loss per share as their effect was anti-dilutive. In addition, there are no options that are anti-dilutive and therefore excluded from the calculation for the year ended December 31, 2006 (2005 — approximately 26 million).
9.	Other current assets:

	2006	2005

Inventories	$113	$117
Rogers Retail rental inventory	35	35
Prepaid expenses	93	99
Acquired program rights	23	21
Other	6	13

	$270	$285

31

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
9.	Other current assets (continued):

Depreciation expense for Rogers Retail rental inventory is charged to operating, general and administrative expenses and amounted to $48 million in 2006 (2005 — $64 million). The costs of acquired program rights are amortized to operating, general and administrative expenses over the expected performances of the related programs and amounted to $27 million in 2006 (2005 — $26 million).

10.	Property, plant and equipment:

Details of PP&E are as follows:

2006				2005
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value

Land and buildings	$561	$102	$459	$405	$77	$328
Towers, headends and transmitters	898	451	447	743	362	381
Distribution cable and subscriber drops	4,288	2,303	1,985	4,081	2,070	2,011
Network equipment	4,420	2,233	2,187	3,870	1,889	1,981
Wireless network radio base station equipment	1,619	1,210	409	1,502	1,105	397
Computer equipment and software	1,789	1,319	470	1,568	1,129	439
Customer equipment	922	513	409	714	405	309
Leasehold improvements	293	169	124	260	152	108
Other	614	372	242	534	336	198

	$15,404	$8,672	$6,732	$13,677	$7,525	$6,152

Other primarily includes miscellaneous equipment and vehicles.

Depreciation expense for 2006 amounted to $1,172 million (2005 — $1,075 million).

PP&E not yet in service and therefore not depreciated at December 31, 2006 amounted to $403 million (2005 — $365 million).

32

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
11.	Goodwill and intangible assets:
(a)	Goodwill:

A summary of the changes to goodwill is as follows:

	2006	2005

Opening balance	$3,036	$3,389
Adjustments to Call-Net purchase allocation (note 4(b))	(47)	191
Adjustments to Wireless purchase allocation	—	(54)
Adjustments to Fido purchase allocation	—	(26)
Adjustments to other purchase allocations	(6)	(9)
Other acquisitions (note 4(a))	5	—
Reduction in valuation allowance for acquired future income tax assets (note 7)	(209)	(452)
Closure of divisions	—	(3)

	$2,779	$3,036

During 2005, the purchase price allocations related to the 2004 acquisitions of Fido and the remaining minority interests in Wireless were adjusted to reflect final valuations of tangible and intangible assets acquired and to reflect adjustments to various liabilities assumed on acquisition. The offset of these adjustments was recorded as a charge to goodwill.

The Company wrote off goodwill of $3 million during 2005 related to the closure of two of its divisions.

33

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
11.	Goodwill and intangible assets (continued):
(b)	Intangible assets:

	2006			2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Spectrum licences	$901	$—	$901	$929	$—	$929
Brand names	411	80	331	411	43	368
Subscriber bases	1,045	609	436	1,112	322	790
Baseball player contracts	120	118	2	120	112	8
Roaming agreements	523	94	429	523	51	472
Dealer networks	41	22	19	41	12	29
Wholesale agreements	13	9	4	13	5	8
Broadcast licence and other	30	—	30	23	—	23

	$3,084	$932	$2,152	$3,172	$545	$2,627

Amortization of subscriber bases, brand names, player contracts, roaming agreements, dealer networks and wholesale agreements in 2006 amounted to $387 million (2005 — $382 million).

During 2006, the Company contributed its 2.5 GHz spectrum licences with a carrying value of $55 million to its 50% owned joint venture. Accordingly, the carrying value of spectrum licences has been reduced by approximately $28 million.

During 2006, the valuation of intangible assets acquired as part of the Call-Net Acquisition was finalized, resulting in a $24 million increase in subscriber bases acquired. The offset to this adjustment was recorded as a reduction to goodwill.

During 2006, the Company reduced the value ascribed to subscriber bases by $91 million as it reduced the valuation allowance related to future income taxes arising on acquisition (note 7).

During 2006, Broadcast licence and other increased by $7 million as a result of acquisition and purchase price adjustments in Media.

During 2005, the Company acquired spectrum in various licence areas for an aggregate cost of $5 million.

During 2005, subscriber bases of $123 million were acquired as a result of the acquisition of Call-Net (note 4(c)).

34

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
12.	Investments:

	2006				2005
			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value

Investments accounted for by the equity method				$7		$9

Investments accounted for by the cost method, net of write-downs:

Publicly traded companies:

Cogeco Cable Inc.		Subordinate
		Voting
	6,595,675	Common	$214	69	$162	69

Cogeco Inc.		Subordinate
		Voting
	3,399,800	Common	100	44	82	44

Other publicly traded companies			15	4	12	3

			$329	117	$256	116

Private companies				15		13

				$139		$138

13.	Deferred charges:

	2006	2005

Financing costs	$59	$67
Pre-operating costs	8	12
CRTC commitments	23	34
Deferred installation costs (note 2(c)(iv))	17	8
Other	11	11

	$118	$132

Amortization of deferred charges for 2006 amounted to $25 million (2005 — $35 million). Accumulated amortization as at December 31, 2006 amounted to $121 million (2005 — $116 million).

35

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
13.	Deferred charges (continued):

Financing costs of $5 million were deferred in connection with the amendments to certain credit facilities in 2005.

In connection with the repayment of certain long-term debt during 2005, and amendments made to certain credit facilities, the Company wrote off deferred financing costs of $3 million (note 15(d)).

The Company has committed to the Canadian Radio-television and Telecommunications Commission (“CRTC”) to spend an aggregate of $75 million in operating funds to provide certain benefits to the Canadian broadcasting system. In prior years, the Company agreed to pay $50 million in public benefits over seven years relating to the CRTC grant of a new television licence in Toronto, $6 million relating to the purchase of 13 radio stations and the remainder relating to a CRTC decision permitting the purchase of Rogers Sportsnet Inc. (“Sportsnet”), Rogers (Toronto) Ltd. and Rogers (Alberta) Ltd. The amount of these liabilities, included in accounts payable and accrued liabilities and other long-term liabilities, is $32 million at December 31, 2006 (2005 — $40 million). Deferred charges related to these commitments are being amortized over periods ranging from six to seven years.

14.	Other long-term assets:

	2006	2005

Deferred pension asset (note 19)	$34	$32
Program rights	26	23
Long-term deposits	32	—
Long-term receivables	10	2
Indefeasible right of use agreement	16	26
Cash surrender value of life insurance	14	14
Other	20	16

	$152	$113

36

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
15.	Long-term debt:

	Due	Principal	Interest
	date	amount	rate	2006	2005

Corporate:
Senior Notes	2006	$75	10.50%	$—	$75
Senior Secured Notes	2008	U.S. 22	10.625%	—	26
Fair value increment arising from purchase accounting				—	1

				—	102

Wireless (a):
Bank credit facility			Floating	—	71
Senior Secured Notes	2006	160	10.50%	—	160
Floating Rate Senior Secured Notes	2010	U.S. 550	Floating	641	641
Senior Secured Notes	2011	U.S. 490	9.625%	571	571
Senior Secured Notes	2011	460	7.625%	460	460
Senior Secured Notes	2012	U.S. 470	7.25%	548	548
Senior Secured Notes	2014	U.S. 750	6.375%	874	875
Senior Secured Notes	2015	U.S. 550	7.50%	641	641
Senior Secured Debentures	2016	U.S. 155	9.75%	181	181
Senior Subordinated Notes	2012	U.S. 400	8.00%	466	467
Fair value increment arising from purchase accounting				36	44

				4,418	4,659

Cable (b):
Bank credit facility			Floating	—	267
Senior Secured Second Priority Notes	2007	450	7.60%	450	450
Senior Secured Second Priority Notes	2011	175	7.25%	175	175
Senior Secured Second Priority Notes	2012	U.S. 350	7.875%	408	408
Senior Secured Second Priority Notes	2013	U.S. 350	6.25%	408	408
Senior Secured Second Priority Notes	2014	U.S. 350	5.50%	408	408
Senior Secured Second Priority Notes	2015	U.S. 280	6.75%	326	327
Senior Secured Second Priority Debentures	2032	U.S. 200	8.75%	233	233

				2,408	2,676

Media (c):
Bank credit facility			Floating	160	274

Mortgages and other			Various	2	28

				6,988	7,739

Less current portion				451	286

				$6,537	$7,453

37

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
15.	Long-term debt (continued):

Further details of long-term debt are as follows:
(a)	Wireless:
(i)	Bank credit facility:

Wireless’ bank credit facility provides Wireless with up to $700 million from a consortium of Canadian financial institutions. Under the credit facility, Wireless may borrow at various rates, including the bank prime rate or base rate to the bank prime rate or base rate plus 1-3/4% per annum, the bankers’ acceptance rate plus 1% to 2-3/4% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1% to 2-3/4% per annum. Wireless’ bank credit facility requires, among other things, that Wireless satisfy certain financial covenants, including the maintenance of certain financial ratios.

This credit facility is available on a fully revolving basis until the first date specified below, at which time, the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced by the following amounts:

On April 30:

2008	$140
2009	140
2010	420

Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of Wireless and certain of its subsidiaries, subject to certain exceptions and prior liens.

38

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
15.	Long-term debt (continued):
(ii)	Senior Notes and Debentures:

Each of Wireless’ Senior Secured Notes and Debentures is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in note 15(a)(i) and ranks equally with the bank credit facility.

Interest is paid semi-annually on all of Wireless’ notes and debentures, with the exception of Wireless’ Floating Rate Senior Secured Notes for which Wireless pays interest on a quarterly basis.

Each of Wireless’ Senior Secured Notes and Debentures and Senior Subordinated Notes is redeemable, in whole or in part, at Wireless’ option, at any time, subject to a certain prepayment premium. The following two note issues have specific prepayment premiums.

Wireless’ U.S. $550 million of Floating Rate Senior Secured Notes are redeemable in whole or in part, at Wireless’ option, at any time on or after December 15, 2006 at 102.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2008, plus, in each case, interest accrued to the redemption date. The Company pays interest on the Floating Rate Notes at LIBOR plus 3.125%, reset quarterly.

Wireless’ U.S. $400 million Senior Subordinated Notes are redeemable in whole or in part, at Wireless’ option, at any time up to December 15, 2008, subject to a certain prepayment premium and at any time on or after December 15, 2008 at 104.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2010.

39

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
15.	Long-term debt (continued):
(iii)	Fair value increment arising from purchase accounting:

The fair value increment on long-term debt is a purchase accounting adjustment required by GAAP as a result of the acquisition of the minority interest of Wireless during 2004. Under GAAP, the purchase method of accounting requires that the assets and liabilities of an acquired enterprise be revalued to fair value when allocating the purchase price of the acquisition. This fair value increment is recorded only on consolidation at the RCI level and is not recorded in the accounts of Wireless. The fair value increment is amortized over the remaining term of the related debt and recorded as part of interest expense. The fair value increment, applied against the specific debt instruments of Wireless to which it relates, results in the following carrying values at December 31, 2006 and 2005 of the Wireless debt in the Company’s consolidated accounts:

		2006	2005

Senior Secured Notes, due 2006	10.50%	$—	$162
Senior Secured Notes, due 2010	Floating	643	644
Senior Secured Notes, due 2011	9.625%	600	606
Senior Secured Notes, due 2011	7.625%	461	462
Senior Secured Notes, due 2012	7.25%	551	551
Senior Secured Notes, due 2014	6.375%	859	857
Senior Secured Notes, due 2015	7.50%	644	644
Senior Secured Debentures, due 2016	9.75%	192	193
Senior Subordinated Notes, due 2012	8.00%	468	468

Total		$4,418	$4,587

(b)	Cable:
(i)	Bank credit facility:

Cable’s bank credit facility provides Cable with up to $1 billion of available credit, comprised of a $600 million Tranche A credit facility and a $400 million Tranche B credit facility, both of which are available on a fully revolving basis until maturity on July 2, 2010 and there are no scheduled reductions prior to maturity.

40

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
15.	Long-term debt (continued):
In July 2006, Cable entered into an amendment to its bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of Cable’s public debt indentures. This provision provides that if Cable has two investment grade ratings on its debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under the Cable deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days’ prior notice by Cable. A similar amendment has also been made in each of Cable’s cross-currency interest rate exchange agreements.

Cable’s bank credit facility is secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of Cable and certain of its subsidiaries, subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust would be applied first to repay any obligations outstanding under the Tranche A credit facility. Additional proceeds would be applied pro rata to repay all other obligations of Cable secured by senior bonds, including the Tranche B credit facility and all of Cable’s Senior Secured Notes and Debentures.

Cable’s bank credit facility requires, among other things, that Cable satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the bank credit facility ranges from nil to 2.0% per annum over the bank prime rate or base rate or 0.625% to 3.25% per annum over the bankers’ acceptance rate or LIBOR.
(ii)	Senior Secured Second Priority Notes and Debentures:

Each of Cable’s Senior Secured Second Priority Notes and Debentures is secured by the pledge of a senior bond which is secured by the same security as the security for Cable’s bank credit facility described in note 15(b)(i) and rank equally in regard to the proceeds of any enforcement of security with the Tranche B credit facility.

Each of Cable’s Senior Secured Second Priority Notes and Debentures is redeemable at Cable’s option, in whole or in part, at any time, subject to a certain prepayment premium.

Interest is paid semi-annually on all of Cable’s notes and debentures.

41

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
15.	Long-term debt (continued):
(c)	Media:

Media’s bank credit facility provides Media with up to $600 million from a consortium of Canadian financial institutions. Borrowings under this facility are available to Media for general corporate purposes on a fully revolving basis until maturity on September 30, 2010 and there are no scheduled reductions prior to maturity.

The interest rates charged on this credit facility range from the bank prime rate or U.S. base rate plus nil to 2.0% per annum and the bankers’ acceptance rate or LIBOR plus 1.0% to 3.0% per annum. The bank credit facility requires, among other things, that Media satisfy certain financial covenants, including the maintenance of certain financial ratios.

The bank credit facility is secured by floating charge debentures over most of the assets of Media and three of its subsidiaries, Rogers Broadcasting Limited (“RBL”), Rogers Publishing Limited (“RPL”) and Sportsnet, subject to certain exceptions. Each of RBL, RPL and Sportsnet has guaranteed Media’s present and future liabilities and obligations under the credit facility.

(d)	Debt repayments:
(i)	During 2006, the Company redeemed or repaid an aggregate $261 million principal amount of Senior Notes and Senior Secured Notes as well as a mortgage and capital leases in the aggregate principal amount of $25 million. A prepayment premium of $1 million was also incurred as part of these repayments.

(ii)	During 2005, the Company redeemed an aggregate U.S. $606 million principal amount of Senior Secured Second Priority Notes, Senior Secured Notes and Senior Subordinated Guaranteed Debentures for cash and converted U.S. $225 million face value amount of Convertible Debentures by issuing 15,432,896 Class B Non-Voting shares and paying U.S. $0.3 million in cash. The Company also converted the $600 million face value of its Convertible Preferred Securities and issued 34,285,714 of Class B Non-Voting shares in return. The Company paid aggregate prepayment premiums and other expenses of U.S. $21 million, wrote off deferred financing costs of $3 million and wrote off $16 million of the fair value increment related to the Senior Secured Notes that arose on the acquisition of Call-Net. As a result, the Company recorded a loss on the repayment of debt of $11 million.

42

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
15.	Long-term debt (continued):
(e)	Weighted average interest rate:

The Company’s effective weighted average interest rate on all long-term debt, as at December 31, 2006, including the effect of all of the derivative instruments, was 7.98% (2005 — 7.76%).

(f)	Principal repayments:

As at December 31, 2006, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2007	$451
2008	1
2009	—
2010	801
2011	1,206
Thereafter	4,493

(g)	Foreign exchange:

Foreign exchange gains related to the translation of long-term debt totalled less than $1 million (2005 — $33 million).
The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the companies governed by these agreements. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the respective companies. At December 31, 2006 and 2005, the Company was in compliance with all terms of the long-term debt agreements.

43

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
16.	Derivative instruments:

Details of the derivative instruments liability is as follows:

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2006	notional	rate	notional	amount	fair value

Cross-currency interest rate exchange agreements accounted for as hedges	$4,190	1.3313	$5,578	$710	$1,282
Cross-currency interest rate exchange agreements not accounted for as hedges	285	1.1993	342	12	12

	4,475		5,920	722	1,294

Transitional gain	—		—	54	—

	4,475		5,920	776	1,294

Less current portion	275	1.1870	326	7	7

	$4,200		$5,594	$769	$1,287

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2005	notional	rate	notional	amount	fair value

Cross-currency interest rate exchange agreements accounted for as hedges	$4,190	1.3313	$5,578	$710	$1,308
Cross-currency interest rate exchange agreements not accounted for as hedges	612	1.2021	736	27	27
Interest exchange agreements not accounted for as hedges	—	—	30	1	1

	4,802		6,344	738	1,336

Transitional gain	—		—	63	—

	4,802		6,344	801	1,336

Less current portion	327	1.2045	394	14	14

	$4,475		$5,950	$787	$1,322

44

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
16.	Derivative instruments (continued):

A transition adjustment arising on the change from marked-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $80 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the exchange agreements. Amortization of the net transitional gain for the year ended December 31, 2006 was $9 million (2005 — $11 million).

During 2006, cross-currency interest rate exchange agreements of U.S. $327 million aggregate notional amount matured. Wireless incurred a net cash outlay of $20 million upon settlement of these cross-currency interest rate exchange agreements. An interest rate exchange agreement of $30 million notional amount held by Cable also matured.

During 2005, cross-currency interest exchange agreements of U.S. $333 million aggregate notional amount matured. Cable incurred a net cash outlay of $69 million upon settlement of these cross-currency interest rate exchange agreements.

17.	Other long-term liabilities:

	2006	2005

Deferred compensation	$54	$25
CRTC commitments	21	26
Program rights	19	18
Other	9	5

	$103	$74

18.	Financial instruments:
(a)	Fair values:

The Company has determined the fair values of its financial instruments as follows:
(i)	The carrying amounts in the consolidated balance sheets of accounts receivable, bank advances arising from outstanding cheques and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these financial instruments.

45

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
18.	Financial instruments (continued):
(ii)	Investments:

The fair values of investments that are publicly traded are determined by the quoted market values for each of the investments (note 12). Management believes that the fair values of other investments are not significantly different from their carrying amounts.

(iii)	Long-term receivables:

The fair values of long-term receivables approximate their carrying amounts since the interest rates approximate current market rates.

(iv)	Long-term debt and derivative instruments:

The fair values of each of the Company’s long-term debt instruments are based on the year-end trading values.

The fair values of the Company’s interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company’s long-term debt and related derivative instruments as at December 31, 2006 and 2005 are as follows:

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability:
Long-term debt	$6,988	$7,397	$7,739	$8,095
Derivative instruments(1)	722	1,294	738	1,336

	$7,710	$8,691	$8,477	$9,431

(1)	Excludes deferred transitional gain of $54 million (2005 — $63 million).

46

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
18.	Financial instruments (continued):
At December 31, 2006, 85.6% of U.S. dollar-denominated debt (2005 — 85.2%) was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by derivative instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA+. The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties. The obligations under U.S. $4,475 million (2005 — U.S. $4,802 million) aggregate notional amount of the cross-currency interest rate exchange agreements are secured by substantially all of the assets of the respective subsidiary companies to which they relate and generally rank equally with the other secured indebtedness of such subsidiary companies.

(v) Other long-term liabilities:
The carrying amounts of other long-term liabilities approximate fair values as the interest rates approximate current rates.
(b)	Other disclosures:

The Company does not have any significant concentrations of credit risk related to any financial asset.

47

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
19.	Pensions:

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post-retirement benefits.

Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2004 for certain of the plans and January 1, 2006 for one of the plans. The next actuarial valuation for funding purposes must be of a date no later than January 1, 2007 for all of the plans.

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits measured at September 30 for the year ended December 31 are as follows:

	2006	2005

Plan assets, at fair value	$545	$484
Accrued benefit obligations	612	575

Deficiency of plan assets over accrued benefit obligations	(67)	(91)
Employer contributions after measurement date	4	6
Unrecognized transitional asset	(28)	(38)
Unamortized past service costs	3	4
Unamortized net actuarial loss	122	151

Deferred pension asset	$34	$32

48

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
19.	Pensions (continued):

Pension fund assets consist primarily of fixed income and equity securities, valued at fair value. The following information is provided on pension fund assets measured at September 30 for the year ended December 31:

	2006	2005

Plan assets, beginning of year	$484	$402
Actual return on plan assets	40	67
Contributions by employees	15	14
Contributions by employer	28	20
Benefits paid	(22)	(19)

Plan assets, end of year	$545	$484

Accrued benefit obligations are outlined below measured at September 30 for the year ended December 31:

	2006	2005

Accrued benefit obligations, beginning of year	$575	$453
Service cost	24	15
Interest cost	32	30
Benefits paid	(22)	(19)
Contributions by employees	15	14
Actuarial loss (gain)	(12)	82

Accrued benefit obligations, end of year	$612	$575

49

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
19.	Pensions (continued):

Net plan expense is outlined below:

	2006	2005

Plan cost:
Service cost	$24	$15
Interest cost	32	30
Actual return on plan assets	(40)	(67)
Actuarial loss (gain) on benefit obligation	(12)	82

Costs	4	60

Differences between costs arising during the year and costs recognized during the year in respect of:
Return on plan assets	7	37
Actuarial loss (gain)	22	(74)
Plan amendments/prior service cost	1	1
Transitional asset	(10)	(10)

Net pension expense	$24	$14

The Company also provides supplemental unfunded pension benefits to certain executives. The accrued benefit obligation relating to these supplemental plans amounted to approximately $19 million at December 31, 2006 (2005 — $18 million) and related expense for 2006 was $4 million (2005 — $3 million).
(a)	Actuarial assumptions:

	2006	2005

Weighted average discount rate for accrued benefit obligations	5.25%	5.25%
Weighted average discount rate for pension expense	5.25%	6.25%
Weighted average rate of compensation increase for pension expense and accrued benefit obligation	3.50%	4.00%
Weighted average expected long-term rate of return on plan assets	6.75%	7.25%

50

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
19.	Pensions (continued):
Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets. The Company establishes its estimate of the expected rate of return on plan assets based on the fund’s target asset allocation and estimated rate of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields. An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.

The estimated average remaining service periods for the plans range from 9 to 13 years. The Company did not have any curtailment gains or losses in 2006 or 2005.

(b)	Allocation of plan assets:

	Percentage of	Percentage of
	plan assets,	plan assets,	Target asset
	December 31,	December 31,	allocation
Asset category	2006	2005	percentage

Equity securities	59.7%	59.5%	50% to 65%
Debt securities	40.0%	39.9%	35% to 50%
Other (cash)	0.3%	0.6%	0% to 1%

	100.0%	100.0%

Plan assets are comprised primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity fund has investments in the Company’s equity securities comprising approximately 1% of the pooled fund. This results in approximately $1 million (2005 — $1 million) of the plans’ assets being indirectly invested in the Company’s equity securities.

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis.

51

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
19.	Pensions (continued):
(c)	Actual contributions to the plans are as follows:

	Employer	Employee	Total

2006	$28	$15	$43
2005	21	14	35

Expected contributions by the Company in 2007 are estimated to be $25 million.

Employee contributions for 2007 are assumed to be at levels similar to 2006 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

(d)	Expected cash flows:

Expected benefit payments for funded and unfunded plans for fiscal year ending:

2007	$26
2008	25
2009	26
2010	26
2011	26

129

Next five years	133

$262

Blue Jays and Fido each have defined contribution plans with total pension expense of $2 million in 2006 (2005 — $5 million).

52

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
20.	Shareholders’ equity:

During 2005 and 2006, the Company completed the following capital stock transactions:

			Class B Non-Voting
	Class A Voting shares		shares		Convertible			Total
		Number		Number	Preferred	Contributed		shareholders’
	Amount	of shares	Amount	of shares	Securities	surplus	Deficit	equity
		(000s)		(000s)
Balances, December 31, 2004	$72	112,471	$356	437,958	$188	$2,289	$(520)	$2,385
Change in accounting policy related to stock-based compensation (note 2(b))	—	—	—	—	—	4	(4)	—
Net loss for the year	—	—	—	—	—	—	(45)	(45)
Stock options exercised	—	—	8	10,796	—	98	—	106
Stock-based compensation	—	—	—	—	—	35	—	35
Shares issued in exchange for Call-Net shares (note 4(b))	—	—	14	16,929	—	310	—	324
Conversion of convertible preferred securities (note 15(d))	—	—	28	34,286	(188)	669	—	509
Dividends	—	—	—	—	—	—	(37)	(37)
Conversion of convertible debt (note 15(d))	—	—	13	15,433	—	258	—	271
Conversion of Class A shares to Class B shares	—	(3)	—	3	—	—	—	—
Purchase price adjustment to unvested options	—	—	—	—	—	(20)	—	(20)

Balances, December 31, 2005	72	112,468	419	515,405	—	3,643	(606)	3,528
Net income for the year	—	—	—	—	—	—	622	622
Stock options exercised	—	—	6	7,827	—	61	—	67
Stock-based compensation	—	—	—	—	—	32	—	32
Dividends	—	—	—	—	—	—	(49)	(49)

Balances, December 31, 2006	$72	112,468	$425	523,232	$—	$3,736	$(33)	$4,200

(a)	Capital stock:
(i)	Preferred shares:

Rights and conditions:

There are 400 million authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. The Preferred shares have no rights to vote at any general meeting of the Company. No Preferred shares have been issued.

53

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
20.	Shareholders’ equity (continued):
(ii)	Common shares:

Rights and conditions:

On October 30, 2006, subject to shareholder approval, the Board of Directors approved a resolution effecting a two-for-one split of the Company’s Class A Voting and Class B Non-Voting shares where shareholders of record as of the close of business on December 29, 2006 would receive one additional share of the relevant class for each share held upon distribution. The Board also approved resolutions, again subject to shareholder approval, increasing the maximum number of Class A Voting shares authorized to be issued by 56,233,894 and requiring that all of the authorized and issued and fully paid Class B Non-Voting shares with a par value, prior to the split, of $1.62478 each be changed into shares without par value. These resolutions were approved at a shareholder meeting held on December 15, 2006.

All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect the split.

Reflecting the approval of these resolutions, there are 112,474,388 authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 50 votes per share. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billion authorized Class B Non-Voting shares.

During 2006, 140 Class A Voting shares were converted into Class B Non-Voting shares.

The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

54

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
20.	Shareholders’ equity (continued):
(b)	Dividends:

On April 25, 2006, the Company declared a semi-annual dividend of $0.0375 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. This semi-annual dividend totalling $24 million was paid on July 4, 2006 to the shareholders of record on June 14, 2006.

On October 30, 2006, the Board approved an increase in the annual dividend from $0.075 to $0.16 per Class A Voting and Class B Non-Voting share. Additionally, the Company’s dividend distribution policy was modified to make dividend distributions on a quarterly basis instead of semi-annually. At the same time, the Board declared the first quarterly dividend of $0.04 per share to be paid on January 2, 2007 to shareholders of record on December 20, 2006 reflecting the increased $0.16 per share annual dividend level and the new quarterly distribution schedule. The dividend payment on January 2, 2007 totalled $25 million.

The Class A Voting shares may receive a dividend at a quarterly rate of up to $0.04 per share only after the Class B Non-Voting shares have been paid a dividend at a quarterly rate of $0.04 per share. The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.04 per share for each class.

(c)	Stock options, share units and share purchase plans:

As a result of the Company’s two-for-one stock split (note 20(a)(ii)), the numbers of options, restricted share units and directors’ deferred share units outstanding were adjusted, in accordance with existing provisions of the plans for these awards, such that the holders of these awards would be in the same economic position before and after effecting the stock split. Consequently, these adjustments did not result in a new measurement date for these awards.

All prior period numbers of options, restricted share units and directors’ deferred share units as well as exercise prices and fair values per individual award have been retroactively adjusted to reflect the two-for-one stock split.

55

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
20.	Shareholders’ equity (continued):
(i)	Stock options:
(a)	Stock option plans:

Options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company’s Management Compensation Committee. There are 30 million options authorized under the 2000 plan, 25 million options authorized under the 1996 plan, and 9.5 million options authorized under the 1994 plan. The term of each option is 7 to 10 years and the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares determined as the five-day average before the grant date as quoted on The Toronto Stock Exchange.

Effective July 1, 2006, non-executive directors will no longer receive stock options.

On July 1, 2005, all stock options of Call-Net were exchanged for fully-vested options of RCI (note 4(b)).

At December 31, 2006, a summary of the stock option plans is as follows:

	2006		2005
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Outstanding, beginning of year	26,478,848	$9.62	36,151,698	$9.19
Granted	2,043,900	22.71	1,205,068	18.64
Exercised	(7,826,982)	8.80	(10,796,072)	9.28
Forfeited	(1,000,906)	12.22	(940,394)	10.68
Exchanged from Call-Net options	—	—	858,548	12.19

Outstanding, end of year	19,694,860	11.17	26,478,848	9.62

Exercisable, end of year	14,160,866	$9.65	19,140,406	$9.38

56

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
20.	Shareholders’ equity (continued):
At December 31, 2006, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$ 1.36 – $ 4.46	2,844,986	1.0	$3.16	2,844,986	$3.16
$ 4.47 – $ 6.59	2,663,852	3.7	5.77	2,167,852	5.99
$ 6.60 – $10.30	2,400,332	6.4	8.45	1,445,886	8.58
$10.31 – $13.00	6,893,436	5.5	11.42	5,503,270	11.60
$13.01 – $19.09	2,650,796	3.7	17.25	2,123,453	17.31
$19.10 – $29.00	2,228,458	6.1	22.63	75,419	22.59
$29.01 – $36.00	13,000	6.9	33.95	—	—

	19,694,860	4.5	11.17	14,160,866	9.65

During the year ended December 31, 2006, the Company recorded stock-based compensation expense of $28 million (2005 - $35 million) related to stock option grants to employees. The expense for 2006 includes the impact of the amendment to the option plans.

The weighted average estimated fair value at the date of grant for options granted during the year ended December 31, 2006 is $8.89 (2005 - $8.05).

(b)	Amendment to stock option plans:

Effective March 1, 2006, the Company amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option holder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in additional compensation cost of $7 million, of which $2 million was immediately recorded as stock-based compensation expense related to vested options. The remaining $5 million related to unvested options will be charged to income over the remaining vesting period, of which $2 million was recorded in 2006.

57

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
20.	Shareholders’ equity (continued):
(c)	Performance options:

On March 1, 2006, the Company granted 1,398,800 performance-based options to certain key executives. These options are governed by the terms of the 2000 plan. These options vest on a straight-line basis over four years provided that certain targeted stock prices are met on or after the anniversary date. A binomial valuation model was used to determine the $12 million fair value of these options at the date of grant. Of this $12 million, $2 million was recorded as stock-based compensation expense in the year ended December 31, 2006 with the remainder to be recognized over the remaining service period.

(d)	Assumptions:

The fair values of options granted or amended during 2006 and 2005 were based on the following assumptions:

	2006	2005

Risk-free interest rate	3.94% - 4.47%	4.00%
Dividend yield	0.27% - 0.48%	0.27%
Volatility factor of the future expected market prices of Class B Non-Voting shares	35.46% - 42.30%	42.30%
Weighted average expected life of the options	4.8 - 5.6 years	5.4 years

(ii)	Restricted share unit plan:

The restricted share unit plan enables employees, officers and directors of the Company to participate in the growth and development of the Company. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company, at its option, shall redeem all of the participants’ restricted share units in cash or by issuing one Class B Non-Voting share for each restricted share unit. The Company has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan.

58

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
20.	Shareholders’ equity (continued):
During the year ended December 31, 2006, the Company granted 506,964 restricted share units (2005 - 506,402). At December 31, 2006, 1,037,668 (2005 - 595,534) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. Stock-based compensation expense for the year ended December 31, 2006 related to these restricted share units was $12 million (2005 - $4 million). Unrecognized stock-based compensation expense as at December 31, 2006 related to these restricted share units was $20 million (2005 - $9 million).

(iii)	Directors’ deferred share unit plan:

The directors’ deferred share unit plan enables directors of the Company to elect to receive their remuneration in deferred share units. During the year ended December 31, 2006, the Company granted 73,353 directors’ deferred share units (2005 - 42,271). At December 31, 2006, 263,291 (2005 - 265,396) directors’ deferred share units were outstanding. Stock-based compensation expense for the year ended December 31, 2006 related to these directors’ deferred share units was $5 million (2005 - $3 million). There is no unrecognized compensation related to directors’ deferred share units since these awards vest immediately when granted.

(iv)	Employee share accumulation plan:

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

Compensation expense amounted to $4 million for the year ended December 31, 2006 (2005 - $3 million).

59

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
21.	Consolidated statements of cash flows and supplemental information:
(a)	Change in non-cash working capital items:

	2006	2005

Increase in accounts receivable	$(198)	$(183)
Increase (decrease) in accounts payable and accrued liabilities	243	(61)
Increase in unearned revenue	51	16
Increase in deferred charges and other assets	(21)	(70)

	$75	$(298)

(b)	Supplemental cash flow information:

	2006	2005

Income taxes paid	$5	$16
Interest paid	650	706

(c)	Supplemental disclosure of non-cash transactions:

	2006	2005

Options to acquire Class B Non-Voting shares issued in exchange for Call-Net options (note 4(b))	$—	$8
Class B Non-Voting shares issued in consideration for acquisition of shares of Call-Net (note 4(b))	—	316
Class B Non-Voting shares issued in consideration upon the conversion of convertible debt (note 15(d))	—	271
Class B Non-Voting shares issued in consideration upon the conversion of Preferred Securities (note 15(d))	—	697

60

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
22.	Related party transactions:

The Company entered into the following related party transactions:
(a)	The Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest. The amounts paid to these broadcasters are as follows:

	2006	2005

Access fees paid to broadcasters accounted for by the equity method	$19	$18

(b)	The Company has entered into certain transactions with companies, the partners or senior officers of which are or were directors of the Company. Total amounts paid by the Company to these related parties are as follows:

	2006	2005

Legal services and commissions paid on premiums for insurance coverage	$2	$5
Telecommunication and programming services	—	2
Interest charges and other financing fees	—	22

	$2	$29

(c)	The Company made payments to companies controlled by the controlling shareholder of the Company as follows:

	2006	2005

Charges to the Company for business use of aircraft and other administrative services	$1	$1

61

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
22.	Related party transactions (continued):

In 2005, with the approval of a Special Committee of the Board of Directors, the Company entered into an arrangement to sell to the controlling shareholder of the Company, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset consists of tax losses aggregating approximately $100 million. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. Further to this arrangement, on April 7, 2006, a company controlled by the controlling shareholder of the Company purchased the shares in one of these wholly owned subsidiaries for cash of $7 million. On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6 million.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

23.	Commitments:
(a)	The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain revenues earned in each year on research and development activities.

(b)	During 2005, the Company announced a joint venture with Bell Canada to build and manage a nationwide fixed wireless broadband network. The companies will jointly and equally fund the initial network deployment costs estimated at $200 million over a three-year period. During 2006, the Company contributed its broadband wireless spectrum licence in the 2.5 GHZ frequency range. The Company is committed to contribute additional spectrum licences in 2007.

(c)	The Company enters into agreements with suppliers to provide services and products that include minimum spend commitments. The Company has agreements with certain telephone companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network.

(d)	In the ordinary course of business and in addition to the amounts recorded on the consolidated balance sheets and disclosed elsewhere in the notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next three years at a total cost of approximately $53 million. In addition, the Company has commitments to pay access fees over the next year totalling approximately $19 million.

62

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
23.	Commitments (continued):
(e)	In 2005, the Company was awarded a share of the broadcast rights to the 2010 Olympic Winter Games and the 2012 Olympic Summer Games at a cost of U.S. $31 million.

(f)	Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2007 will amount to approximately $39 million.

In addition, the Company is required to pay a broadcasting license fee which is based on the fee revenue of each undertaking. The Company estimates that license fees for 2007 will amount to approximately $24 million.

(g)	In addition to the items listed above, the future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers, commitments for player contracts, purchase obligations and other contracts at December 31, 2006 are as follows:

Year ending December 31:

2007	$1,026
2008	754
2009	594
2010	172
2011	104
2012 and thereafter	182

$2,832

Rent expense for 2006 amounted to $169 million (2005 - $194 million).

63

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
24.	Guarantees:

In the normal course of business, the Company has entered into agreements that contain features which meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:
(a)	Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

(b)	Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(c)	Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(d)	Indemnifications:

The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers as well as those of its subsidiaries.

64

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
24.	Guarantees (continued):

The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to these types of indemnifications or guarantees at December 31, 2006 or 2005. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

25.	Contingent liabilities:
(a)	In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against Wireless and other providers of wireless communications services in Canada. The proceeding involves allegations by Wireless customers of breach of contract, misrepresentation and false advertising with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. Wireless believes it has a good defence to the allegations. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. The plaintiff’s application to address these requirements is set to be heard by the Court on April 4 and 5, 2007. Similar proceedings have also been brought against Wireless and other providers of wireless communications in most of Canada. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

In addition, on December 9, 2004, Wireless was served with a court order compelling it to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to its system access fee.

(b)	In April 2004, a proceeding was brought against Fido and others claiming damages totalling $160 million, specific performance, breach of contract, breach of confidence and breach of fiduciary duty. The proceeding is seeking to add Inukshuk Wireless Partnership, the Company’s 50% owned joint venture, as a party to the action. The proceeding is at an early stage. The Company believes it has good defences to the claim and no amounts have been provided in the accounts.

65

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
25.	Contingent liabilities (continued):
(c)	The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

(d)	There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.
26.	Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP, as applied in the United States, differs from that applied in Canada.

If United States GAAP were employed, net income (loss) for the year in each year would be adjusted as follows:

	2006	2005

Net income (loss) for the year based on Canadian GAAP	$622	$(45)
Gain on sale of cable systems (b)	(4)	(4)
Pre-operating costs capitalized (c)	5	(9)
Equity instruments (d)	—	16
Capitalized interest, net (e)	14	3
Financial instruments (h)	19	(286)
Stock-based compensation (i)	(2)	14
Income taxes (k)	128	(2)
Installation revenues, net (l)	1	2
Interest expense (m)	(2)	(3)
Other	(1)	1

Net income (loss) for the year based on United States GAAP	$780	$(313)

Net income (loss) per share based on United States GAAP:
Basic	$1.23	$(0.54)
Diluted	1.22	(0.54)

66

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2006	2005

Shareholders’ equity based on Canadian GAAP	$4,200	$3,528
Gain on sale and issuance of subsidiary shares to non-controlling interest (a)	46	46
Gain on sale of cable systems (b)	113	117
Pre-operating costs capitalized (c)	(7)	(12)
Capitalized interest (e)	58	44
Unrealized holding gains on investments (f)	210	139
Acquisition of Cable Atlantic (g)	35	35
Financial instruments (h)	(515)	(563)
Pension liability (j)	(73)	(20)
Income taxes (k)	(126)	(254)
Installation revenues, net (l)	6	5
Acquisition of Wireless (m)	1	3
Non-controlling interest effect of adjustments	(95)	(95)
Other	(16)	(15)

Shareholders’ equity based on United States GAAP	$3,837	$2,958

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:
(a)	Gain on sale and issuance of subsidiary shares to non-controlling interest:

Under United States GAAP, the carrying value of the Company’s investment in Wireless would be lower than the carrying value under Canadian GAAP as a result of certain differences between Canadian and United States GAAP, as described herein. This results in an increase to the gain on sale and dilution under United States GAAP.

67

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
(b)	Gain on sale of cable systems:

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received was recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40 million before income taxes.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the gain on sale of the cable television systems in income, net of related future income taxes.

As a result of these transactions, the carrying amount of the above assets are higher and additional depreciation expense is recorded under United States GAAP.

(c)	Pre-operating costs capitalized:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

(d)	Equity instruments:

Under Canadian GAAP, the fair value of the liability component of the Convertible Preferred Securities of $388 million at the date of issuance was recorded as long-term debt. This liability component was being accreted up to the $600 million face value of the Convertible Preferred Securities over the term to maturity. This accretion was charged to interest expense. Under Canadian GAAP, the value of the conversion feature of $188 million was recorded in shareholders’ equity.

68

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
Under United States GAAP, the fair value of the conversion feature was not permitted to be separately recorded. The fair value of the liability component of $576 million at issuance was recorded outside of shareholders’ equity and was being accreted up to the $600 million face value of the Convertible Preferred Securities over the term to maturity. This accretion was charged to interest expense.

During 2005, the Convertible Preferred Securities were converted to Class B Non-Voting shares.

(e)	Capitalized interest:

Under United States GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use. Capitalization is not required under Canadian GAAP.

(f)	Unrealized holding gains and losses on investments:

United States GAAP requires that certain investments in equity securities that have readily determinable fair values be stated in the consolidated balance sheets at their fair values. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholders’ equity and comprehensive income, net of related future income taxes.

(g)	Acquisition of Cable Atlantic:

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition, whereas Canadian GAAP had required such shares be valued based on the market price at the consummation date of the acquisition. Accordingly, the Class B Non-Voting shares issued in respect of the acquisition of Cable Atlantic in 2001 were recorded at $35 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase to contributed surplus in the amount of $35 million.

69

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
(h)	Financial instruments:

Under Canadian GAAP, the Company accounts for certain of its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges, but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately.

(i)	Stock-based compensation:

Effective January 1, 2006, the Company adopted the fair value method of recognizing stock-based compensation as prescribed by SFAS No. 123(R), Share-Based Payments. Prior to the adoption of SFAS 123(R), the Company used the intrinsic value method to account for stock-based compensation under United States GAAP. The Company elected to apply the modified prospective transition method as permitted by SFAS 123(R). In accordance with the transition method, the Company has included in its United States GAAP income the cost of the outstanding and unvested options commencing January 1, 2006, net of estimated for forfeiture rates. For Canadian GAAP, the Company adopted the fair value method of recognizing stock-based compensation expense beginning January 1, 2004.

For the year ended December 31, 2005, the Company recorded $35 million of stock-based compensation expense under Canadian GAAP that would not be recorded under United States GAAP. There was no stock-based compensation expense for United States GAAP since the exercise price of the stock options granted was equal to the market value of the underlying shares at the date of grant.

70

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
Under United States GAAP, unvested options that were issued as consideration for the acquisition of the remaining shares of RWCI on December 31, 2004 were revalued at this date with the resulting intrinsic value of $38 million recorded as unearned compensation cost. Unearned compensation cost is recognized as compensation expense over the remaining vesting period. During 2005, under United States GAAP, $21 million of compensation expense was recorded related to these options.

Upon adoption of SFAS 123(R), all outstanding options were remeasured at their fair value on the original date of grant with the unvested portion of these awards to be recognized over the remaining service period. For 2006, there is no adjustment required to arrive at United States GAAP net income (loss) since the expense recorded under United States GAAP for these awards is consistent with that recorded under Canadian GAAP.

In 2006, the Company adopted the provisions of EIC 162 for Canadian GAAP (note 2(b)). Under EIC 162, the Company was required to restate prior periods for the impact of stock-based compensation issued to employees eligible for retirement before the vesting date. For United States GAAP, upon adoption of SFAS 123(R), the Company is only required to apply the provisions relating to employees eligible to retire prior to the vesting date to awards issued after January 1, 2006. As a result, for the year ended December 31, 2006, an additional $2 million of compensation expense was recorded under United States GAAP, relative to that recorded under Canadian GAAP, related to retirement-eligible employees.

(j)	Pension liability:

Under United States GAAP, the Company is required to adopt the recognition and disclosure provisions of SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as at December 31, 2006. For the year ended December 31, 2006, under United States GAAP, the Company recorded a decrease of $3 million to other comprehensive income, net of income taxes of $1 million to reflect the current period decrease in the additional minimum pension liability under United States GAAP. Under SFAS 158, the Company is required to recognize the funded status of defined benefit postretirement plans on the balance sheet with changes recorded in other comprehensive income (loss). The adoption of this standard resulted in an increase to accumulated other comprehensive income at December 31, 2006 of $50 million, net of income taxes of $27 million.

71

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
(k)	Income taxes:

Included in the caption “Income taxes” is the tax effect of various adjustments where appropriate. In addition, in 2006, the Company released certain valuation allowances that were previously recorded under United States GAAP based on management’s assessment that it is more likely than not that these income tax assets will be realized.

(l)	Installation revenues and costs:

For Canadian GAAP purposes, cable installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation revenues are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

72

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
(m)	Acquisition of Wireless:

At December 31, 2004, the Company acquired the outstanding shares of Wireless not owned by the Company and exchanged the outstanding stock options of Wireless for stock options in the Company. United States GAAP requires that the intrinsic value of the unvested options issued be determined as of the consummation date of the transaction and be recorded as deferred compensation. Canadian GAAP requires that the fair value of unvested options be recorded as deferred compensation. Under United States GAAP, this results in an increase in goodwill in the consolidated accounts of the Company of $6 million, with a corresponding adjustment to contributed surplus.

Under Canadian GAAP, as part of the purchase price equation, the derivative instruments of Wireless were recorded at their fair value at the date of acquisition. The fair value increment is amortized to interest expense over the remaining terms of the derivative instruments. Under United States GAAP, the derivative instruments are recorded at fair value. Therefore, under United States GAAP, the fair value increment related to derivative instruments is reduced by $20 million with an offsetting decrease to goodwill. As a consequence, the amortization of the fair value increment is not required under United States GAAP.

(n)	Consolidated statements of cash flows:
(i)	Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before change in non-cash operating items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)	Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total increase in cash and cash equivalents in 2006 in the amount of $85 million reflected in the consolidated statements of cash flows would be decreased by $85 million and financing activities cash flows would decrease by $85 million. The total decrease in cash and cash equivalents in 2005 in the amount of $348 million reflected in the consolidated statements of cash flows would be decreased by $104 million and financing activities cash flows would be increased by $104 million.

73

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
(o)	Consolidated statements of comprehensive income (loss):

United States GAAP requires the disclosure of a statement of comprehensive income (loss). Comprehensive income (loss) generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

	2006	2005

Net income (loss) based on United States GAAP	$780	$(313)
Other comprehensive income, net of income taxes:
Unrealized holding gains (losses) arising during the year	71	(1)
Realized gains included in income, net of income taxes	—	(10)
Minimum pension liability, net of income taxes	(3)	—

Comprehensive income (loss) based on United States GAAP	$848	$(324)

(p)	Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2006 were $1,287 million (2005 - $1,069 million). At December 31, 2006, accrued liabilities in respect of PP&E totalled $153 million (2005 - $104 million), accrued interest payable totalled $109 million (2005 - $113 million), accrued liabilities related to payroll totalled $234 million (2005 - $177 million), and CRTC commitments totalled $9 million (2005 - $40 million).

74

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
(q)	Pensions:

The Company implemented SFAS No. 132, Employers Disclosures about Pensions and Other Post-retirement Benefits — an amendment of FASB Statement No. 87, 88 and 106, in 2004. The following summarizes the additional disclosures required and different pension-related amounts recognized or disclosed in the Company’s accounts under United States GAAP:

	2006	2005

Current service cost (employer portion)	$24	$15
Interest cost	32	29
Expected return on plan assets	(33)	(30)
Amortization:
Transitional asset	(10)	(10)
Realized gains included in income	1	1
Net actuarial loss	10	8

Net periodic pension cost	$24	$13

Accrued benefit asset	$34	$13
Accumulated other comprehensive income (loss)	(97)	19

Net amount recognized in balance sheet	$(63)	$32

In addition to the amounts disclosed above, under United States GAAP, the accrued benefit liability related to the Company’s supplemental unfunded pension benefits for certain executives was $19 million (2005 - $16 million).

75

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
(r)	Recent United States accounting pronouncements:

In December 2006, the Company adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 clarifies the way that a company should evaluate identified unadjusted errors for materiality. The Company elected, as allowed under SAB 108, to reflect the effect of initially applying the guidance by adjusting the carrying amount of respective accounts at the beginning of 2006 and recording an offsetting adjustment to the opening balance of deficit in 2006. Accordingly, the Company recorded a cumulative adjustment to decrease deficit by $28 million related to the accounting for financial instruments under United States GAAP.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 were effective for the Company on January 1, 2006. This revised standard did not have a material impact on the results of the Company under United States GAAP.

SFAS No. 153, Exchanges Of Non-Monetary Assets — an Amendment of APB Opinion 29 (“SFAS 153”), was issued in December 2004. APB Opinion 29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard was effective for the Company for non-monetary asset exchanges occurring in fiscal 2006 and was applied prospectively. The revised standard did not have a material impact on the results of the Company under United States GAAP.

76

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
26.	Canadian and United States accounting policy differences (continued):
In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes (“Opinion 20”), and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This standard did not have a material impact on the results of the Company under United States GAAP.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109. This interpretation prescribes the measurement and recognition criteria of a tax position taken or expected to be taken in a tax return. This interpretation is effective for the Company beginning January 1, 2007. The Company is currently assessing the impact of this standard.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This new standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This new standard is effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of this standard.

77

ROGERS COMMUNICATIONS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2006 and 2005
27.	Subsequent events:
(a)	On November 29, 2006, the CRTC approved the Company’s application for the $40 million acquisition of five Alberta Radio stations announced earlier in 2006. The stations are located in Edmonton, Fort McMurray and Grande Prairie, Alberta. The acquisition closed on January 1, 2007.

(b)	On February 6, 2007, Cable repaid, at maturity, the aggregate principal amount outstanding of the $450 million 7.60% Senior Secured Second Priority Notes, plus accrued interest, for a total of $467 million.

(c)	On February 15, 2007, the Company declared a quarterly dividend $0.04 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. This quarterly dividend will be paid on April 2, 2007 to shareholders of record on March 15, 2007.

(d)	On March 6, 2007, Moody’s Investors Service upgraded Cable’s senior secured debt rating to “Baa3” and on February 27, 2007, Fitch Ratings upgraded Cable’s senior secured debt rating to (“BBB–”). As a result, since March 6, 2007, Cable has two required investment grade ratings on its senior secured debt, which allows Cable, at its discretion, to release the security on all of its senior secured debt as described in note 15(b)(ii).

78